     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 22, 1996

                                                      REGISTRATION NO. 333-

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                               IHF CAPITAL, INC.
                   (TO BE RENAMED ICON FITNESS CORPORATION)
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

         DELAWARE                     3949                   87-0531208
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF       INDUSTRIAL CLASSIFICATION   IDENTIFICATION NUMBER)
     INCORPORATION OR             CODE NUMBER)
      ORGANIZATION)

                               ----------------

                             1500 SOUTH 1000 WEST
                               LOGAN, UTAH 84321
                                (801) 750-5000

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                              SCOTT R. WATTERSON
                          ICON HEALTH & FITNESS, INC.
                             1500 SOUTH 1000 WEST
                               LOGAN, UTAH 84321
                                (801) 750-5000

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                              AGENT FOR SERVICE)

                               ----------------

                                WITH COPIES TO:
   ALFRED O. ROSE ROPES & GRAY ONE           ROHAN S. WEERASINGHE SHEARMAN &
     INTERNATIONAL PLACE BOSTON,            STERLING 599 LEXINGTON AVENUE NEW
 MASSACHUSETTS 02110 (617) 951-7000        YORK, NEW YORK 10022 (212) 848-4000

                               ----------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

  If any of the securities are being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement fo the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                                         PROPOSED
                           NUMBER OF      PROPOSED        MAXIMUM
       TITLE OF             SHARES        MAXIMUM        AGGREGATE     AMOUNT OF
    SECURITIES TO BE         TO BE     OFFERING PRICE    OFFERING     REGISTRATION
       REGISTERED        REGISTERED(1)  PER SHARE(2)     PRICE(2)         FEE
- ----------------------------------------------------------------------------------
Common Stock ($.01 par
 value)................                               $160,000,000.00  $55,172.41

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Includes     shares which the Underwriters have the option to purchase to cover over-allotments. The shares of Common Stock are not being registered for the purpose of sales outside the United States.
(2) Estimated pursuant to Rule 457(a), solely for the purpose of computing the registration fee.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                EXPLANATORY NOTE

  Please note that the name of the registrant will be changed to ICON Fitness Corporation in connection with the consummation of the Offering.

                             CROSS REFERENCE SHEET

                             LOCATION IN PROSPECTUS
                           OF INFORMATION REQUIRED BY

                               PART I OF FORM S-1

       ITEM NO. AND CAPTION                    LOCATION IN PROSPECTUS
       --------------------                    ----------------------
 1. Forepart of the Registration
    Statement and Outside Front      Facing Page of Registration Statement;
    Cover Page of Prospectus.......  Cross-Reference Sheet; Outside Front Cover
                                     Page of Prospectus.
 2. Inside Front and Outside Back
    Cover Pages of Prospectus......  Inside Front Cover Page and Back Cover Page
                                     of Prospectus.
 3. Summary Information, Risk
    Factors and Ratio of Earnings    Prospectus Summary; Risk Factors; The
    to Fixed Charges...............  Company; Unaudited Pro Forma Financial
                                     Data; Selected Financial Data.
 4. Use of Proceeds................  Prospectus Summary; Sources and Uses of
                                     Funds.
 5. Determination of Offering        Facing Page of Registration Statement;
    Price..........................  Outside Front Cover Page of Prospectus;
                                     Prospectus Summary; Underwriting.
 6. Dilution.......................  Dilution.
 7. Selling Security Holders.......  *
 8. Plan of Distribution...........  Outside Front and Inside Cover Pages of
                                     Prospectus; Prospectus Summary;
                                     Underwriting.
 9. Description of Securities to be  Outside Front and Inside Cover Pages of
    Registered.....................  Prospectus; Prospectus Summary; Risk
                                     Factors; Description of Capital Stock;
                                     Stockholders Agreement.
10. Interests of Named Experts and
    Counsel........................  Legal Matters; Experts.
11. Information With Respect to      Outside and Inside Front Cover Pages of
    Registrant.....................  Prospectus; Prospectus Summary; Risk
                                     Factors; Capitalization; Background;
                                     Unaudited Pro Forma Financial Data;
                                     Selected Financial Data; Management's
                                     Discussion and Analysis of Financial
                                     Condition and Results of Operations;
                                     Business; Management; Certain Relationships
                                     and Related Transactions; Principal
                                     Shareholders; Description of Capital Stock;
                                     Shareholders Agreement; Description of
                                     Certain Indebtedness.
12. Disclosure of Commissions
    Position on Indemnification for
    Securities Act Liabilities.....  *

- --------
* Not Applicable.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED MAY 22, 1996

                                        SHARES
  [LOGO]                    ICON FITNESS CORPORATION
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                                  -----------

  Of the     shares of Common Stock of the Company offered,     shares are
being offered hereby in the United States and     shares are being offered in a
concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share are identical for both the U.S. Offering and the International Offering. See "Underwriting."

  All of the     shares of Common Stock are being sold by the Company. Prior to this offering, there has been no public market for the Common Stock. It currently is estimated that the initial public offering price will be between
$    and $    per share. For factors considered in determining the initial public offering price, See "Underwriting."

  SEE "RISK FACTORS" COMMENCING ON PAGE 9 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

  The Company has applied for the Common Stock to be approved for listing on the New York Stock Exchange.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                                     INITIAL PUBLIC UNDERWRITING PROCEEDS TO
                                     OFFERING PRICE DISCOUNT(1)  COMPANY(2)
                                     -------------- ------------ -----------
Per Share...........................       $             $            $
Total(3)............................      $             $           $

- -----
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting estimated expenses of $    payable by the Company.
(3) The Company has granted the Underwriters options, for 30 days to purchase
    up to an additional     shares of Common Stock at the initial public
    offering price per share, less the underwriting discount, solely to cover over-allotments. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to the Company
    will be $    , $     and $    , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the delivery of the certificates representing such shares will be made in New York,
New York on or about     , 1996.

GOLDMAN, SACHS & CO.
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION
                                                            MERRILL LYNCH & CO.

                                  -----------

                   The date of this Prospectus is      , 1996

                               ----------------

  Reference in this Prospectus is made to the following trademarks and brand names: Accusmart(TM), Concor(TM), CRANK-IT-UP(TM), Cross Trainer(TM), CrossWalk(R), Image(TM), INSYNC(TM), INTELEX(TM), JumpKing(R), Legend(TM), ProForm(R), Pro-Tech(TM), Smart Card(TM), Space Saver(TM), Speed Link(TM), Stowaway(TM), Triple Play(TM), WeiderCare(TM), and Cardioglide(R), which are owned by the Company; Lifestyler(TM), which is owned by Sears Roebuck; and Weider(R), which is owned by Weider Health and Fitness and Weider Sporting Goods, Inc. in the United States and by Weider Sports Equipment Co. Ltd. and Weider Europe B.V. in other countries.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  In this Prospectus, all references to "IHF Capital," "IHF Holdings" and "Health & Fitness" refer to IHF Capital, Inc., IHF Holdings, Inc. and ICON Health & Fitness, Inc., respectively. The issuer of Common Stock is IHF Capital. IHF Capital is a holding company whose principal asset is all of the common stock of IHF Holdings. IHF Holdings is a holding company whose principal asset is all of the capital stock of Health & Fitness. Concurrently with the Offering, IHF Holdings will be merged with and into IHF Capital (the "Merger"), with IHF Capital as the surviving corporation, which will change its name to ICON Fitness Corporation ("ICON"). Health & Fitness and IHF Holdings have been reporting companies under the Securities Exchange Act of 1934 (the "1934 Act"). Financial information provided herein is of IHF Capital unless otherwise noted. Unless the context requires otherwise, all references in this Prospectus to the "Company" with respect to periods prior to November 14, 1994 refer to the combined operations of Weslo, Inc. ("Weslo"), ProForm Fitness Products, Inc. ("ProForm") and American Physical Therapy, Inc. ("WeiderCare") (collectively, the "Recapitalized Companies") which were recapitalized in a transaction (the "Recapitalization") described under "Background" and with respect to periods after November 14, 1994 refer to the consolidated operations of IHF Capital, IHF Holdings and Health & Fitness. Except as otherwise specified, references herein to years are to the Company's fiscal year, which ends on May 31 of each calendar year. For example, "1995" refers to the fiscal year ended May 31, 1995. Industry data is based on the calendar year, however.

                                  THE COMPANY

  The Company is one of the largest manufacturers and marketers of fitness equipment in the United States. The Company's focus is to address consumers' interest in a healthy, active lifestyle with a broad range of high quality products at a variety of price/value points specifically targeted to meet different consumers' health and fitness needs. The Company's line of home fitness aerobic products includes upright rowers, treadmills, exercise bikes, stair steppers and cross country skiers, and its line of anaerobic fitness products includes home gyms and weight benches. The Company also offers trampolines, recreational sports products, sports medicine products and fitness accessories. The Company currently markets the majority of its products under the brand names ProForm, Image, Weslo, Weider, WeiderCare, Legend, JumpKing, and Lifestyler (a private label brand manufactured for Sears).

  Founded in 1977, the Company has been a pioneer in the fitness equipment industry since 1980 and has focused on developing innovative, high-quality fitness products. The Company estimates that its U.S. net sales represented approximately 28% of total wholesale domestic home fitness equipment sales in calendar 1994. In the first quarter of fiscal 1996, the Company began to directly market its products in Europe. In fiscal 1995, the Company had net sales of $530.8 million versus $202.4 million in fiscal 1991, reflecting compound annual growth in net sales of 27.3%. For the first nine months of fiscal 1996, the Company had net sales of $594.2 million, compared to $416.4 million in the comparable prior year period, representing an increase of 42.7%. The Company believes that from 1991 to 1995 its growth rate exceeded the industry growth rate due to the Company's emphasis on product innovation through research and development, its broad distribution strategy and its flexible manufacturing capacity.

  Based on industry trade association data, the Company believes that retail sales of fitness equipment in the U.S. grew from approximately $0.4 billion in calendar 1980 to approximately $2.6 billion and $2.7 billion in calendar 1993 and 1994, respectively. The growth of the fitness equipment industry can be attributed primarily to increased consumer emphasis on health, fitness and weight management. In particular, the medical community's promotion of exercise as a means of preventing cardiovascular disease and maintaining health and the diet industry's incorporation of exercise as a component of weight management programs have prompted consumers to place greater emphasis on health and fitness. The Company believes that several other factors have contributed to the growth of the fitness equipment industry, including product innovation at attractive price/value relationships, growth in infomercials and cable television shows which promote exercise and fitness and favorable demographic trends. The Company believes that sales of home fitness equipment have also benefitted from consumers' desire to spend more time at home.

  The Company's strategy is to expand its market leadership position by, among other things:

 DEVELOPING INNOVATIVE, HIGH-QUALITY PRODUCTS

  A key element of the Company's strategy is product innovation and development. The Company evaluates new product concepts on an ongoing basis and seeks to respond to the desires and needs of consumers by frequently introducing new products and repositioning old ones (i.e., selling a modified product at a different price point). This focus on new products and innovation enables the Company to begin selling early in a product's life cycle and, as sales moderate, to extend product life cycles by introducing new features and repositioning products within the Company's line of brands. In fiscal 1994 and 1995 and the first nine months of fiscal 1996, approximately 45%, 46% and 45%, respectively, of the Company's net sales were from products that were new, enhanced or repositioned. Recent examples of the Company's product development include the introduction of the Space Saver treadmill, which folds vertically for easy storage, and the development of the Cardio family of upright rowers, which significantly improved on upright rower designs first marketed by others. The Company believes that its ability to identify industry trends and to take a product from concept to delivery quickly gives it significant advantages over competitors.

 TARGETING MULTIPLE DISTRIBUTION CHANNELS

  The Company markets its products under multiple brands through multiple distribution channels including specialty dealers, sporting goods chains, department stores, discount merchants, warehouse clubs, catalogue showrooms and, to a limited extent, infomercials and direct response marketing. The Company believes the marketing of its products through multiple distribution channels provides it with several competitive advantages including: (i) greater growth and increased market access; (ii) the ability to maximize revenue throughout a product's life cycle by repositioning products in different channels and under different brand names as products mature; and (iii) feedback on market trends and changing consumer tastes.

 POSITIONING ITS BRANDS

  To enhance its distribution strategy, the Company targets its brands to specific distribution channels. By marketing specific brands tailored to appeal to different demographic groups, the Company is able to market products with varying designs, features and price points and target these products to a wide variety of consumers with different fitness needs and disposable incomes. The Company believes its brand positioning strategy enables it to: (i) achieve greater appeal to each market segment; (ii) promote price stability across its product lines as brand segmentation minimizes conflicts between different distribution channels; and (iii) provide high-quality products with the price points and features desired by different demographic groups. The Company's various brands are supported by distinct marketing and product strategies and, in some cases, separate sales forces.

 PROVIDING BROAD PRODUCT OFFERINGS

  The Company manufactures and distributes a broad line of aerobic and anaerobic fitness equipment. The Company also markets recreational sports products, sports medicine products and fitness accessories. The Company offers a range of technological features, from manual equipment to sophisticated programmable electronic products, at a variety of price points. The Company's strategy of offering a broad range of products enables it to: (i) offer categories of fitness products that appeal to different demographic and geographic groups; (ii) respond quickly to changes in consumer preferences and fitness trends; (iii) reduce its dependence on any single product category; and
(iv) participate in growth opportunities across a wide variety of product categories.

 UTILIZING FLEXIBLE, LOW-COST MANUFACTURING

  The Company's manufacturing facilities are designed to be flexible in order to permit the Company to shift its product mix quickly and efficiently. The combination of internal manufacturing and assembly capacity and the Company's access to third-party vendors has helped the Company meet customer demand on a competitive basis. The design of these facilities provides the Company with the flexibility to change production runs on short notice and to respond to changing customer needs.

 PURSUING GROWTH OPPORTUNITIES

  The Company believes there may be acquisition opportunities which would complement its existing business and provide an opportunity for growth, and at any time the Company may be in discussions concerning one or more possible acquisitions. In addition, the Company believes growth opportunities exist in its current domestic markets as well as in selected international markets. The North American fitness equipment market is significantly more developed than other markets around the world. However, in the first quarter of fiscal 1996, the Company began to directly market its products in the key European markets of the U.K., France, Italy and the Benelux countries and is attempting to increase its market penetration in these and other foreign countries. Prior to fiscal 1996, the Company had minimal foreign sales. Net sales from international markets in the first three quarters of fiscal 1996 were $6.0 million, $9.3 million and $7.8 million, respectively. The Company has granted, subject to certain conditions, certain exclusive and non-exclusive rights to distribute its products in certain other international markets to Weider Sports Equipment Co., Ltd. ("Weider Sports"). In addition, the Company is considering offering services that complement its product offerings, such as on-line personal training services.

                                   BACKGROUND

  On November 14, 1994 (the "Recapitalization Closing"), the Company effected the Recapitalization in which affiliates of Bain Capital, Inc. ("Bain Capital") and certain other investors invested $40.4 million and became the controlling and largest shareholders of the Company. At the same time, IHF Capital's subsidiaries issued $60.0 million in proceeds of 15% Senior Secured Discount Notes due 2004 (the "Discount Notes") and $100.0 million in proceeds of 13% Senior Subordinated Notes due 2002 (the "Senior Subordinated Notes") and made term borrowings of $35.0 million and revolving borrowings of $111.5 million under a credit agreement (the "Credit Agreement") with General Electric Capital Corporation ("GE Capital"), various other lenders and GE Capital, as agent. As a result of the Recapitalization, the Company had a deficiency in stockholder's equity of $101.8 million as of March 2, 1996.

  The above summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, all financial information and share and per share data contained in this Prospectus (i) give effect to the conversion ("Conversion") that will occur concurrently with the closing of the sale of the common stock, $0.01 par value (the "Common Stock"), offered hereby, whereby all shares of the existing Class A Common Stock, par value $.001, and Class L Common Stock, par value $.001, of IHF Capital will be exchanged on the basis of a formula derived from the initial public offering price for a single class of Common Stock at a
ratio of    Class A shares and    Class L shares per share of Common Stock,
(ii) assume no exercise of the Underwriters' over-allotment option, and (iii) solely for purposes of presenting information with respect to dilution, assume the exercise of warrants issued to purchasers of the Senior Subordinated Notes
and the Discount Notes into    shares of Common Stock on a post-Conversion
basis. See "Background," "Description of Capital Stock," "Underwriting" and the Notes to Consolidated Financial Statements.

  Certain of the information contained in this summary and elsewhere in this Prospectus, including under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and information with respect to the Company's plans and strategy for its business are forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors."

                                  THE OFFERING

  The offering of shares of Common Stock in the United States (the "U.S. Offering") and the offering of shares of Common Stock outside the United States (the "International Offering") are collectively referred to herein as the "Offering."

Common Stock offered by the Company.......     shares
Common Stock to be outstanding after this
 Offering (a).............................     shares
Sources and uses of funds................. The net proceeds to the Company from this Offering together with
                                           borrowings under the Credit
                                           Agreement will be used for the
                                           redemption of certain indebtedness
                                           of the Company, to retire preferred
                                           stock of IHF Holdings ("IHF Holdings
                                           Preferred Stock") and options to
                                           purchase IHF Holdings Preferred
                                           Stock and to purchase certain Common
                                           Stock and warrants to purchase
                                           Common Stock held by the former
                                           principal owners of the Company and
                                           certain other stockholders. See
                                           "Sources and Use of Funds."
New York Stock Exchange, Inc. ("NYSE")
 symbol...................................

- --------
(a) Excludes    shares that may be issued upon exercise of options granted pursuant to the Company's 1994 Stock Option Plan at an average exercise
    price of $    per share,   shares that may be issued upon exercise of
    options granted pursuant to the Company's 1996 Stock Option Plan at an
    average exercise price of $    per share and   shares that may be issued
    upon exercise of warrants at an average exercise price of $  per share.

               SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA(1)
                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                 YEAR ENDED MAY 31,             NINE MONTHS ENDED
                         -----------------------------------    -------------------
                                                                MARCH 4,   MARCH 2,
                         1991(2)  1992   1993   1994   1995       1995       1996
                         ------- ------ ------ ------ ------    --------   --------
OPERATING DATA:
 Net sales.............. $202.4  $254.1 $314.9 $403.0 $530.8     $416.4     $594.2
                         ------  ------ ------ ------ ------     ------     ------
 Gross profit...........   49.0    59.2   86.3  114.8  152.4      114.2      161.5
                         ------  ------ ------ ------ ------     ------     ------
Operating expenses:
 Selling, general and
  administrative and
  other operating
  expenses..............   36.3    46.9   64.6   83.5  105.0       72.5      109.7
 Compensation expense
  attributable to
  options...............    --      --     --     --    39.0(3)    39.0(3)     --
                         ------  ------ ------ ------ ------     ------     ------
 Total operating
  expenses..............   36.3    46.9   64.6   83.5  144.0      111.5      109.7
                         ------  ------ ------ ------ ------     ------     ------
 Income from operations.   12.7    12.3   21.7   31.3    8.4        2.7       51.8
 Interest expense.......    4.7     4.9    5.5    6.2   21.5       15.5       27.5
 Amortization of
  deferred financing
  fees..................    --      --     --     --     1.7        1.0        2.6
 Dividends on preferred
  stock of subsidiary...    --      --     --     --     2.8        1.5        3.8
                         ------  ------ ------ ------ ------     ------     ------
 Income (loss) before
  income taxes..........    8.0     7.4   16.2   25.1  (17.6)     (15.3)      17.9
 Provision for (benefit
  from) income taxes....    3.1     2.8    6.2    9.8   (4.7)      (5.2)      10.0
                         ------  ------ ------ ------ ------     ------     ------
 Net income (loss)...... $  4.9  $  4.6 $ 10.0 $ 15.3 $(12.9)    $(10.1)    $  7.9
                         ======  ====== ====== ====== ======     ======     ======
 Supplemental pro forma net income (loss) per common
  share(4)........................................... $                     $
                                                      ======                ======
 Supplemental pro forma weighted average common
  shares outstanding(4)..............................
OTHER DATA:                                           ======                ======
 Depreciation and
  amortization.......... $  1.7  $  3.0 $  3.4 $  4.0 $ 11.6     $  8.1     $ 14.7
 Capital expenditures ..    3.3     4.0    4.0    6.9    8.0        7.1       11.6

                                          MAY 31,           MARCH 2, 1996
                                       --------------  ------------------------
                                        1994   1995    ACTUAL   AS ADJUSTED (4)
                                       ------ -------  -------  ---------------
BALANCE SHEET DATA:
 Cash................................. $  0.1 $   4.1  $   3.2      $  3.2
 Working capital......................   97.8   138.1    204.5       215.6
 Total assets.........................  184.7   290.2    390.9       391.0
 Total indebtedness...................   65.4   268.1    325.5       264.9
 Preferred stock of subsidiary
  (including accrued dividends).......    --     42.8     46.6         --
 Stockholders' equity (deficit).......   54.5  (109.2)  (101.8)        6.2

- --------
(1) Financial data through May 31, 1994 reflect the combined results of the Recapitalized Companies and their subsidiaries. Financial data for periods ending thereafter reflect the consolidated results of IHF Capital and its subsidiaries.
(2) The results of operations of WeiderCare are not included in operating and other data for fiscal year ended May 31, 1991. Such results of operations and other data are immaterial to the combined operating and other data for that period.
(3) Consists of accounting charges incurred in connection with the Recapitalization as a result of the exchange by certain senior executives of the Company of their options to purchase capital stock of the Recapitalized Companies for $34.7 million of replacement options to purchase Class A and Class L Common Stock of IHF Capital and $4.0 million of replacement options to purchase IHF Holdings Preferred Stock and related warrants to purchase Class A Common Stock of IHF Capital ( the "Preferred Warrants") and $.3 million of related payroll tax payments made by the Company. After the Recapitalization, the Company redeemed $26.4 million of the $34.7 million of replacement options (the "Redeemable Options").
(4) Reflects (i) the sale by IHF Capital of     shares of Common Stock offered
    hereby, an increase of $40.5 million in revolving credit borrowings and the application of the estimated net proceeds therefrom to redeem $35.0 million principal amount of Senior Subordinated Notes, all of the Discount Notes, all of the IHF Holdings Preferred Stock, all of the options to purchase IHF Holdings Preferred Stock and certain Common Stock and warrants to purchase Common Stock held by the former principal owners of the Company and certain other stockholders and (ii) the effect of the Conversion as if such transactions occurred on March 2, 1996, and, for purposes of the per share information (which includes all common stock equivalents), as if such transactions had occurred on June 1, 1994. See "Selected Consolidated Financial Data" and "Sources and Uses of Funds."

                                 RISK FACTORS

  Prospective investors should carefully consider the following factors, together with the other information contained in this Prospectus, in evaluating an investment in the Common Stock.

RELIANCE ON MAJOR CUSTOMERS; EXPOSURE TO THE RETAIL INDUSTRY

  The Company's two largest customers together accounted for approximately 47%, 43% and 42% of the Company's revenues in fiscal 1994, 1995 and the first nine months of fiscal 1996, respectively. The Company's largest customer, Sears Roebuck ("Sears"), accounted for approximately 34%, 31% and 34% of the Company's revenues in fiscal 1994 and 1995 and the first nine months of fiscal 1996, respectively. Accounts receivable for the Company's two largest customers accounted for approximately 41%, 27% and 40% of total accounts receivable at May 31, 1994 and 1995 and March 2, 1996, respectively. The level of the Company's sales to these customers depends in large part on consumers' continuing commitment to home fitness equipment products and on the success of customers' efforts to market and promote the Company's products, as well as the Company's competitiveness in terms of price, quality, product innovation, customer service and other factors. Consistent with industry practice, the Company does not have long-term purchase agreements or other commitments as to levels of future sales. In addition, the Company is not the exclusive supplier of fitness equipment to any of its major customers. The loss of, or a substantial decrease in the amount of purchases by, or a write-off of any significant receivables due from, any of the Company's major customers or a number of the Company's other customers would have a material adverse effect on the Company's business.

  In fiscal 1995 and the first nine months of fiscal 1996 approximately 90% and 98%, respectively, of the Company's sales were to retailers. Several significant retailers maintain substantial account balances payable to the Company. Retail businesses may be adversely affected by unfavorable local, regional or national economic developments which result in reduced consumer spending. There can be no assurance that an economic downturn would not have a material adverse effect on the Company's customers which could reduce the Company's sales volumes and gross margins or result in defaults in accounts receivable from such customers. See "Business--Customers."

PRODUCT LIFE CYCLES; DEPENDENCE ON PARTICULAR PRODUCTS AND CONSUMER INTEREST IN FITNESS

  Product life cycles can be short in the fitness industry and innovation is an important component of competition. While the Company emphasizes new product innovation and product repositioning, there can be no assurance that the Company will continue to develop competitive products in a timely manner or that the Company will be able to respond adequately to market trends. In addition, there can be no assurance that new or repositioned products will gain market acceptance, that interest in the Company's products will be sustained, that significant start-up costs with respect to new products will be recouped or that the fitness market will not become saturated. Moreover, although management believes that fitness and health activities have become important for consumers, there can be no assurance that interest in any particular fitness activity or fitness activities in general will be sustained. See "Business--Product Innovation and Development."

  In any given year, the Company's sales may be largely attributable to one or two product categories. For example, the Company was one of the first manufacturers to introduce motorized treadmills for home use and believes that it is currently the market leader in sales of such treadmills, with net sales in fiscal years 1994 and 1995 and the first nine months of fiscal 1996 of $252.6 million, $235.4 million and $221.6 million, respectively, representing approximately 63%, 44% and 37%, respectively, of the Company's net sales in such periods. The Cardio family of upright rowers was introduced in the second quarter of fiscal 1994 and produced net sales in fiscal 1995 and the first nine months of fiscal 1996 of $138.1 million and $228.8 million, respectively, representing 26% and 39% of the Company's net sales in such periods. The Company would be adversely affected if it experienced a significant decline in the popularity of certain significant products such as its motorized treadmills or its Cardio family of upright rowers and one or more similarly popular products were not developed and introduced by the Company in a timely manner. See "Business--Products."

LEVERAGE

  The Company incurred substantial indebtedness in connection with the Recapitalization and may incur additional indebtedness in the future. Part of the net proceeds to be received by the Company from this Offering will be used to pay down a portion of the Company's debt. As of March 2, 1996, on a pro forma basis after giving effect to the Offering and the application of the net proceeds therefrom, the Company would have had outstanding total indebtedness of approximately $264.9 million and stockholders' equity of approximately $6.2 million. Such indebtedness contains financial and restrictive covenants, and the Company would be in default thereunder if it failed to comply with such covenants. If not cured or waived, such a default could have a material adverse effect on the Company. The degree to which the Company is leveraged could have important consequences, including the following: (i) the Company's ability to obtain additional financing for working capital or other purposes in the future may be limited; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for operations; and (iii) the Company may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures. In addition, because certain of the Company's borrowings are and will continue to be at variable rates of interest, the Company will be vulnerable to increases in interest rates. The Company's ability to make scheduled payments of the principal of or interest on, or to refinance, its indebtedness will depend on its future operating performance and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels and financial, competitive, business and other factors, many of which are beyond its control.

  The Credit Agreement with GE Capital as agent and various lenders, and other debt instruments, including the Indenture (the "Senior Subordinated Notes Indenture") with respect to the Senior Subordinated Notes, which will continue in effect after the Offering, contain significant financial and operating covenants, including, among other things, restrictions on the ability of Health & Fitness to incur additional indebtedness, to create or permit liens, to make certain payments and investments, to sell or otherwise dispose of assets, to merge or consolidate with another entity or to take certain other corporate actions. The Credit Agreement also requires Health & Fitness to meet certain financial ratios and tests, prohibits it from amending certain provisions of the Senior Subordinated Notes Indenture and provides that the occurrence of a Change of Control (as defined in the Senior Subordinated Notes Indenture), among other things, constitutes an event of default under the Credit Agreement requiring immediate payment of all indebtedness outstanding under the Credit Agreement and the discontinuance of the extension of credit thereunder. See "Description of Certain Indebtedness." Although Health & Fitness is currently in compliance with the terms of these debt instruments and does not believe that its current operating plans will be restricted by them, changes in economic or business conditions, results of operations or other factors may in the future result in circumstances in which such covenants restrict its plans or business operation.

COMPETITION

  The fitness equipment market is highly competitive. It is characterized by frequent introduction of new products, often accompanied by major advertising and promotional campaigns. The Company believes that the principal competitive factors affecting its business include price, quality, brand name recognition, product innovation, marketing resources and customer service.

  The Company competes in the U.S. with recreational and exercise activities offered by health clubs as well as with a number of domestic manufacturers, domestic direct importers and foreign companies exporting fitness products to the U.S. and, in its direct sales efforts, with major retailers or distributors. Competitors in these areas include Precor Inc., CML Group Inc. (under the NordicTrack(R) brand), LifeFitness, Inc., HealthRider, Inc. and Diversified Products Corporation ("DP") and Roadmaster Industries Inc. ("Roadmaster"), which are commonly owned. In Europe, the Company competes principally with Tunturi, Inc. and Kettler Int'l Inc., a number of Asian importers and some of its domestic competitors. The Company's products also indirectly compete with outdoor fitness, sporting goods and other recreational products. Competitors in these product areas include Huffy Corporation, Canstar Sports Inc. (a subsidiary of Nike Inc.) and Rollerblade, Inc. Certain competitors are better capitalized than the Company and may have greater financial and other resources than those available to the Company. In addition, there are no significant technological, manufacturing or marketing barriers to entry into the fitness equipment or exercise accessory markets, although many companies in the industry, including the Company, have sought and received numerous patents in an effort to protect their competitive position. See "Business--Competition."

EXPANSION STRATEGY

  An important part of the Company's strategy is to increase its sales by, among other things, (i) developing innovative, high-quality products, (ii) utilizing multiple distribution channels, (iii) positioning its brands to address specific distribution channels, (iv) providing broad product offerings, (v) maintaining low-cost flexible manufacturing, and (vi) pursuing growth opportunities in domestic and international markets, including through acquisitions. Each of these efforts requires significant investment and entails a risk of poor consumer response. Product innovation, though necessary because of product life cycles, requires a significant dedication of resources. There can be no assurance that new products will be positively received by consumers.

  In the past, affiliates of Weider Health & Fitness ("WHF") and Weider Europe, B.V. ("Weider Europe"), who are affiliates of the Company, have marketed certain of the Company's products outside the U.S. The Company began directly marketing its products in Europe in the first quarter of fiscal 1996 in the key European markets of the U.K., France, Italy and the Benelux countries and is attempting to increase its market penetration there and in other foreign markets. Affiliates of WHF currently distribute the Company's products in certain other countries. See "Certain Relationships and Related Transactions" and "Business--Legal Proceedings." The Company does not have significant experience in conducting business in European and other foreign markets, and fitness products have not yet been widely accepted in these markets. The Company's European operations are not currently profitable. There can be no assurance that the Company will be successful in selling its products outside of the U.S. Furthermore, increased targeting of international markets exposes the Company to the general risks of doing business abroad, including barriers to trade such as quotas, taxes, duties and other trade restrictions, currency fluctuations and changes in U.S. and foreign regulations applicable to the export of the Company's products. The Company does not currently hedge against foreign currencies other than the Canadian dollar.

  In August 1995, the Company gave notice of its intention to exercise its option (the "CanCo Option") to purchase the assets of three Canadian manufacturing businesses affiliated with WHF (collectively "CanCo") for an estimated $5 million under the terms of the CanCo Option. The Company can terminate its obligation to purchase the CanCo assets at any time prior to executing a final purchase and sale agreement. The purchase of the CanCo assets has not yet been completed due to complications related to the Weider litigation.

  The Company believes there may be other acquisition opportunities which could complement its existing business, and at any time the Company may be in discussions concerning one or more possible acquisitions. Any such acquisitions, some of which could be material to the Company, will require integration of such businesses with the Company's current operations and may involve additional borrowings. There can be no assurance that any business that the Company may acquire in the future will be effectively and profitably integrated with the Company. Expansion or acquisition costs could adversely affect the Company's liquidity and financial stability. See "Business--Business Strategy" and "--Legal Proceedings" and "Certain Relationships and Related Transactions."

PRICE SENSITIVITY

  The Company's customers, especially mass merchandisers, are highly price sensitive. The Company sets many product prices on an annual basis but purchases raw materials and components under purchase orders for periods of less than one year. Accordingly, the Company sets prices for many products before it has complete knowledge of the costs of raw materials and components and sometimes before product development is complete and production costs have been firmly established. After it has established prices, the Company may be unable to pass cost increases along to its customers, or to compete effectively if it seeks to pass such costs along, which could have a material adverse effect on the Company.

RELIANCE ON CERTAIN SUPPLIERS

  Since the Company purchases certain components and finished products from foreign suppliers, the Company is subject to the general risks of doing business abroad, including delays in shipment, work stoppages, adverse fluctuations in currency exchange rates, increases in import duties and tariffs, changes in foreign regulations, changes in most-favored-nation status and political instability. In addition, although the Company seeks to maintain dual sources for the materials and components required for its products, the Company relies on single sources for certain of its component parts and finished products, including treadmills and upright rowers. To further control manufacturing and delivery problems associated with sourcing delays, the Company asks its electronics vendors to maintain specified inventory levels for some long lead-time components. Sourcing delays have been occasionally experienced in the past with new product introductions. In addition, the Company has identified alternative sources for key raw materials and components. Despite these precautions, however, the Company's ability to deliver its products on time is susceptible to disruptions in its supply of raw materials and components, in part because of the time needed to retool alternative component manufacturers to produce required components. The occurrence of any of the risks relating to its foreign suppliers or the loss of certain of these suppliers could adversely affect the Company's business until alternative supply arrangements could be secured, particularly if such loss occurred during the Company's key production periods. There can be no assurance that the Company would be able to obtain products and supplies on satisfactory terms should any of these risks materialize. See "Business-- Manufacturing and Purchasing."

SEASONALITY; FLUCTUATION IN QUARTERLY RESULTS

  Historically, the Company has sold the majority of its products to its customers in its second and third fiscal quarters (i.e., from September through February). Increased sales and distribution typically have occurred in the Christmas retail season and the beginning of a new calendar year because of increased promotions by customers, increased consumer purchases and seasonal changes that prompt people to exercise inside. The Company has in the past, from time to time, incurred net losses in the first and fourth quarters of its fiscal year. If actual sales for a period do not meet or exceed projected sales for that period, expenditures and inventory levels could be disproportionately high for such period and the Company's cash flow and earnings for that period and future periods could be adversely affected. The timing of large orders from customers and the mix of products sold may also contribute to quarterly or other periodic fluctuations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY MANAGEMENT

  The Company's success depends to a considerable extent on the performance of its senior management team. The loss of services of either Scott Watterson, the Company's Chief Executive Officer, or Gary Stevenson, the Company's Chief Operating Officer, as well as the loss of other members of the Company's management team, could have a material adverse effect on the Company.

Although the Company entered into employment agreements with Messrs. Watterson and Stevenson which extend through November 1999, they are able to terminate their employment for cause at any time or without cause upon six months' notice. See "Management-Employment Agreements" and "Certain Relationships and Related Transactions."

CONTROL BY EXISTING STOCKHOLDERS

  Following the completion of the Offering, the Company's officers and directors (including affiliates of Bain Capital), and entities with which they are affiliated, together will beneficially own approximately % of the outstanding shares of Common Stock (with affiliates of Bain Capital owning approximately % of the outstanding shares of Common Stock). All current stockholders and warrantholders have entered into a ten-year stockholders agreement dated as of November 14, 1994 (the "Stockholders Agreement") which includes an agreement with respect to how they will vote on certain matters, including the election of directors, which effectively results in Bain Capital and its affiliates having the ability to control or significantly influence the election of the Company's directors and the outcome of corporate actions requiring stockholder approval even though they will hold less than a majority of the Company's Common Stock. This concentration of ownership and voting power may have the effect of delaying or preventing a change in control of the Company. See "Stockholders Agreement--Voting Rights" and "Principal Stockholders."

PRODUCT LIABILITY

  Due to the nature of the Company's products, the Company is subject to product liability claims involving personal injuries allegedly related to the Company's products. The Company currently carries an occurrence-based product liability insurance policy. The current policy provides coverage for the period from September 1, 1995 to September 30, 1996 of up to $25 million per occurrence, and $25 million in the aggregate. The policy has a deductible on each claim of $250,000 for claims related to trampolines and $100,000 for claims related to all other products. Previously, the Company maintained similar occurrence-based policies with somewhat lower coverage limits and higher deductibles. The Company believes that its insurance has been and continues to be adequate to cover product liability claims. Nevertheless, currently pending claims and any future claims are subject to the uncertainties related to litigation, and the ultimate outcome of any such proceedings or claims cannot be predicted. Due to uncertainty with respect to the nature and extent of manufacturers' and distributors' liability for personal injuries, there is also no assurance that the product liability insurance of the Company is or will be adequate to cover such claims. In addition, there can be no assurance that the Company's insurers will be solvent when required to make payments on claims. Furthermore, there can be no assurance that insurance will remain available or, if available, that it will not be prohibitively expensive. The loss of insurance coverage or claims exceeding that coverage could have a material adverse effect on the Company's results of operations and financial condition. See "Business--Legal Proceedings."

ENVIRONMENTAL CONSIDERATIONS

  The Company's operations are subject to federal, state and local environmental and health and safety laws and regulations that impose workplace standards and limitations on the discharge of pollutants into the environment and establish standards for the handling, generation, emission, release, discharge, treatment, storage and disposal of certain materials, substances and wastes. The nature of the Company's operations exposes it to the risk of claims with respect to environmental matters, and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims. Future events, such as changes in existing laws and regulations or enforcement policies or the discovery of contamination on sites operated by the Company, may give rise to additional compliance costs or operational interruptions which could have a material adverse effect on the Company's financial condition. See "Business--Environmental Matters."

NO PRIOR PUBLIC MARKET

  Prior to the Offering, there has been no public market for the Common Stock. Although the Company has applied to list the Common Stock on the NYSE, there can be no assurance that an active public market will develop upon completion of the Offering or, if developed, that such a market will be sustained after the Offering. Factors such as fluctuations in the Company's operating results and general changes in the market conditions in the health and fitness product industry could have a significant impact on the market price of the Common Stock. The initial public offering price of the Common Stock will be determined through negotiations between the Company and the Underwriters and may not be indicative of the market price for the Common Stock after completion of the Offering. See "Underwriting."

ANTI-TAKEOVER EFFECTS

  IHF Capital's Amended and Restated Certificate of Incorporation and Bylaws will, after the completion of the Offering, contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions establish staggered terms for members of IHF Capital's Board of Directors and include advance notice procedures for stockholders to nominate candidates for election as directors of the Company and for stockholders to submit proposals for consideration at stockholders' meetings. In addition IHF Capital will be subject to Section 203 of the Delaware General Corporation Law ("DGCL") which limits transactions between a publicly held company and "interested stockholders" (generally, those stockholders who, together with their affiliates and associates, own 15% or more of a company's outstanding capital stock). The restrictions of Section 203 would not apply to those who were "interested stockholders" prior to the consummation of the Offering. This provision of the DGCL may have the effect of deterring certain potential acquisitions of the Company. IHF Capital's Amended and Restated Certificate of
Incorporation will provide for     authorized but unissued shares of Preferred
Stock, the rights, preferences, qualifications, limitations and restrictions of which may be fixed by the Board of Directors without any further action by stockholders, and, as the sole stockholder of Health & Fitness, IHF Capital will be entitled to authorize preferred stock of Health & Fitness. The Company is also subject to the Senior Subordinated Notes Indenture, which provides that, upon the occurrence of a Change of Control (as defined therein), the Company will be obligated to make an offer to purchase each holder's Senior Subordinated Notes at a purchase price in cash equal to 101% of the principal amount thereof, together with any accrued and unpaid interest thereon. An occurence of a Change of Control would also constitute an event of default under the Credit Agreement requiring immediate payment of all indebtedness outstanding under the Credit Agreement and discontinuance of the extension of credit thereunder. See "Description of Capital Stock" and "Description of Certain Indebtedness."

NO DIVIDENDS ON COMMON STOCK

   Other than in connection with the Recapitalization, the Company has not paid a dividend on its Common Stock and does not anticipate paying any dividends on its Common Stock in the foreseeable future. Debt instruments of IHF Capital's operating subsidiary, Health & Fitness, severely restrict its ability to pay dividends to IHF Capital. See "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and "Description of Certain Indebtedness."

DILUTION

  Based on an initial public offering price of $ per share (the midpoint of the range set forth on the cover of this Prospectus), purchasers of the Common Stock offered hereby will experience immediate and substantial dilution of
$    in the net tangible book value per share of Common Stock. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the sale of the Common Stock offered hereby, Bain Capital and its affiliates, management and Weider Health and Fitness and its affiliates owned substantially all of the Company's outstanding Common Stock. All of the shares of Common Stock outstanding prior to the Offering are "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), and, under certain circumstances, may be sold without registration pursuant to Rule 144 at varying times. The Securities and Exchange Commission (the "Commission") has proposed changes to Rule 144 that would shorten the holding periods thereunder. In addition, existing stockholders and warrant and option holders have registration rights with respect to substantially all of the Common Stock held by them or issuable upon exercise of their warrants and options. In connection with the Offering, all existing stockholders have agreed not to dispose of any shares for a period of 180 days from the date of this Prospectus, or to make any demand for or exercise any right with respect to the registration of their shares, and the Company has agreed not to dispose of any shares (other than shares sold in the Offering or issuances by the Company of certain employee stock options and shares covered thereby) for a period of 180 days from the date of this Prospectus, without the prior written consent of Goldman, Sachs & Co. ("Goldman Sachs") on behalf of the Underwriters. After 180 days after this Offering, the Company intends to file a registration statement on Form S-8 under the Act to register shares of Common Stock reserved for issuance under its 1994 Stock Option Plan and 1996 Stock Option Plan, thus permitting the resale of shares issued under the plans by non-affiliates in the public market without restriction under the Act. Such registration statement will become effective immediately upon filing. As of the closing of the Offering, options
to purchase     shares of Common Stock will be outstanding under the Company's
stock option plans and   shares of Common Stock will be available for future
grants. Warrants to purchase    shares of the Company's Common Stock will also
be outstanding. See "Management--Executive Compensation," "Shares Eligible for Future Sale" and "Stockholders Agreement--Registration Rights."

  No prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price of the Common Stock from time to time. The sale of a substantial number of shares held by the existing stockholders, whether pursuant to a subsequent public offering or otherwise, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could materially impair the Company's future ability to raise capital through an offering of equity securities.

                           SOURCES AND USES OF FUNDS

  Based on assumed gross proceeds of $160,000,000, the net proceeds from the Offering to the Company are estimated to be approximately $150,400,000 after deducting the underwriting discount.

  The net proceeds to the Company from the Offering together with borrowings under the Credit Agreement will be used to retire $35.0 million principal amount of the 13% Senior Subordinated Notes due 2002 and all of the 15% Senior Secured Discount Notes due 2004 (of which, Discount Notes with an accreted
value of $    as of May 31, 1996 are held by affiliates of WHF, an affiliate of the Company) and to redeem all of the outstanding IHF Holdings Preferred Stock and options to purchase IHF Holdings Preferred Stock (all of which is held by affiliates of the Company) and to repurchase certain shares of Common Stock and warrants held by the former principal owners of the Company and certain other stockholders. The Credit Agreement currently requires application of a portion of the proceeds of the Offering to repay debt thereunder, and would not permit the application of proceeds as described herein. The Company is negotiating an amendment of these provisions of the Credit Agreement. See "Background," "Certain Relationships and Related Transactions," and "Description of Certain Indebtedness." The estimated applications of funds by the Company from the Offering are as follows:

   SOURCES OF FUNDS
   ----------------
   Net Proceeds of the Offering................................ $150,400,000
   Borrowings under the Credit Agreement.......................   45,326,000
                                                                ------------
   Total....................................................... $195,726,000
                                                                ============
   USES OF FUNDS
   -------------
   Redemption of Senior Subordinated Notes(1).................. $ 40,996,000(2)
   Redemption of Discount Notes(3).............................   85,530,000(2)
   Redemption of the IHF Holdings Preferred Stock(4)...........   40,000,000
   Repurchase of Certain Securities from WHF(5)................   28,200,000
   Offering Expenses...........................................    1,000,000
                                                                ------------
     Total..................................................... $195,726,000
                                                                ============

- --------
(1) Includes a redemption premium of 12.25% over face value and $1.7 million of accrued interest at May 31, 1996.
(2) As of May 31, 1996.
(3) Includes a redemption premium of 14.00% over accreted value at May 31, 1996.
(4) For purposes of this and other tables herein, it has been assumed that the IHF Holdings Preferred Stock will be redeemed at face value and the options to purchase IHF Holdings Preferred Stock will be redeemed at face value less the exercise price. The actual redemption price is being negotiated. See "Business--Legal Proceedings--Proposed Settlement of WHF Litigation."
(5) Simultaneously with the completion of the Offering, the Company expects to be required to repurchase half of the Common Stock held by the former principal owners of the Company and certain other stockholders and expects to have the right to purchase all of the Common Stock and warrants to purchase Common Stock held by the former principal owners of the Company and certain other stockholders. See "Business--Legal Proceedings--Proposed Settlement of WHF Litigation."

                                DIVIDEND POLICY

   Other than in connection with the Recapitalization, IHF Capital has not paid a dividend on its Common Stock and does not anticipate paying any dividends on its Common Stock in the foreseeable future. Debt instruments of IHF Capital's subsidiary, Health & Fitness, severely restrict its ability to pay dividends.

                                CAPITALIZATION

  The following table sets forth as of March 2, 1996 (i) the actual consolidated capitalization of the Company and (ii) the consolidated capitalization as adjusted to reflect (a) the sale by IHF Capital of shares of Common Stock offered hereby, (b) the application of the estimated net proceeds to the Company (after deducting the underwriting discount and estimated offering expenses) to redeem $35.0 million principal amount of Senior Subordinated Notes, all of the Discount Notes, all of the IHF Holdings Preferred Stock and options to purchase IHF Holdings Preferred Stock, and certain Common Stock and warrants to purchase Common Stock held by the former principal owners of the Company and certain other stockholders and (c) the effects of the Conversion, as if such transactions had occurred on March 2, 1996. This table should be read in conjunction with the consolidated financial statements and related notes thereto and the unaudited pro forma financial information included elsewhere in this Prospectus.

                                                    AS OF MARCH 2, 1996
                                                   -------------------------
                                                    ACTUAL     AS ADJUSTED
                                                   ----------  -------------
                                                   (DOLLARS IN MILLIONS)
Short-term debt, consisting of current maturities
 of long-term debt................................ $      2.8       $   2.8
Long-term debt (excluding current portion):
  Revolving credit borrowings.....................      124.6         165.1 (1)
  Term loans......................................       32.2          32.2
  Senior Subordinated Notes.......................       99.3          64.8 (2)
  Discount Notes..................................       66.7           --  (3)
                                                   ----------    ----------
  Total long-term debt............................      322.8         262.1
                                                   ----------    ----------
Minority interest in preferred stock of
 Subsidiary.......................................       46.6           --  (4)
Stockholders' equity:
  Common Stock and additional paid-in-capital.....       75.0         197.1
  Receivable from officers for exercised stock
   options........................................       (0.8)         (0.8)
  Retained earnings (deficit).....................     (176.0)       (190.1)(5)
                                                   ----------    ----------
  Total stockholders' equity (deficit)............     (101.8)          6.2
                                                   ----------    ----------
    Total Capitalization.......................... $    270.4    $    271.1
                                                   ==========    ==========

- --------
(1) Revolving credit borrowings will increase as of March 2, 1996, on an as-adjusted basis, by $40.5 million to reflect the increase in borrowings that would have been required had the Offering and the redemption of the $35 million principal amount of Senior Subordinated Notes, all of the Discount Notes, the Common Stock and warrants to purchase Common Stock held by the former principal owners of the Company and certain other stockholders, all of the IHF Holdings Preferred Stock and all of the options to purchase IHF Holdings Preferred Stock taken place on March 2, 1996. See "Sources and Uses of Funds."
(2) $35.0 million principal amount of Senior Subordinated Notes will be redeemed at a premium of 12.25% over face value plus accrued interest of $.6 million at March 2, 1996.
(3) The Discount Notes will be redeemed at a premium of 14.00% over accreted value at March 2, 1996.
(4) For purposes of this and other tables herein, it has been assumed that the IHF Holdings Preferred Stock will be redeemed at face value and the options to purchase IHF Holdings Preferred Stock will be redeemed at face value less the exercise price. The actual redemption price is being negotiated. See "Business--Legal Proceedings--Proposed Settlement of WHF Litigation."
(5) Represents the extraordinary loss, net of related tax benefits, on the securities redemptions as further described in "Unaudited Pro Forma Financial Data."

                                   DILUTION

  As of March 2, 1996 the Company had a pro forma net tangible book deficiency
of $104.6 million or $   per share of Common Stock, after giving effect to the
Conversion. Pro forma net tangible book deficiency per share represents the amount of total tangible assets less total liabilities divided by the total number of shares of Common Stock outstanding after giving effect to the Conversion. Without taking into account any other changes in the net tangible book deficiency after March 2, 1996, other than to give effect to the receipt and application by the Company of the net proceeds from the sale of the
shares of Common Stock offered hereby at an offering price of $   per share as
described in "Sources and Uses" and the issuance of     shares of Common Stock
upon exercise of warrants issued in connection with the Senior Subordinated Notes and the Discount Notes (solely to show the dilutive effect thereof) the
pro forma net tangible book value of the Company would have been $   or $
per share. This represents an immediate increase in the pro forma net tangible
book value of $   per share to existing shareholders and an immediate dilution
of $     per share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share...........................         $
                                                                           ----
  Pro forma net tangible book deficiency per share as of March 2,
   1996 before the Offering....................................... $   (1)
  Increase per share attributable to the exercise of warrants.....
  Increase per share attributable to new investors................
                                                                   ----
Pro forma net tangible book value per share as of March 2, 1996
 after the Offering...............................................         $
                                                                           ----
Dilution per share purchased in the Offering......................         $
                                                                           ====

  The following table summarizes, on a pro forma basis as of March 2, 1996, the differences between existing stockholders and new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration and the average price per share, before deductions of the underwriting discount and estimated offering expenses:

                         SHARES PURCHASED    TOTAL CONSIDERATION
                         ------------------  -------------------- AVERAGE PRICE
                         NUMBER    PERCENT      AMOUNT    PERCENT   PER SHARE
                         --------- --------  ------------ ------- -------------
Existing
 Shareholders(2)........                     $ 60,633,000    27%
New Investors...........                      160,000,000    73%
                         ---------   ------  ------------   ---      ------
  Total.................                100% $220,633,000   100%     $
                         =========   ======  ============   ===      ======

  Other than as noted above, the foregoing computations assume the exercise of no stock options or warrants after March 2, 1996. As of that date, there were
outstanding options and warrants to purchase    shares of Common Stock on a
pro forma basis, at a weighted average exercise price of $    per share, of
which    are vested. To the extent these options or warrants are exercised, there will be further dilution to new stockholders. See Note 10 of the Notes to the Consolidated Financial Statements.
- --------
(1) Reflects the conversion of all issued and outstanding shares of Class A
    and Class L Common Stock into    shares and    shares, respectively, of
    Common Stock upon the closing of the Offering.
(2) Includes    shares issuable pursuant to the exercise of warrants issued in connection with the Senior Subordinated Notes and Discount Notes, as if they were exercised concurrently with the Offering.

                                  BACKGROUND

  On November 14, 1994, the Company effected the Recapitalization in which,
(i) the shareholders of the Recapitalized Companies (the "Original Shareholders") contributed their capital stock of the Recapitalized Companies to the Company, in exchange for $21.9 million of Class A Common Stock and Class L Common Stock of the Company, $36.0 million of IHF Holdings Preferred Stock and Preferred Warrants, and $159.3 million of demand promissory notes (the "Shareholder Notes"), (ii) certain senior executives of the Company exchanged their options to purchase capital stock of the Recapitalized Companies for $34.7 million of replacement options to purchase Class A and Class L Common Stock of IHF Capital, of which $26.4 million were redeemable at the option of the Company (the "Redeemable Options") and $4.0 million of replacement options to purchase IHF Holdings Preferred Stock and Preferred Warrants, (iii) affiliates of Bain Capital and certain other investors purchased $40.4 million of Class A Common Stock and Class L Common Stock of IHF Capital, (iv) $60.0 million in proceeds of IHF Holdings Units, each consisting of $1,000 principal amount at maturity of the Discount Notes, one
warrant to purchase   shares of Common Stock of IHF Capital at an exercise
price of $  per share and one warrant to purchase   shares of Common Stock of
IHF Capital at an exercise price of $   per share, and $100.0 million in
proceeds of Health & Fitness Units, each consisting of $1,000 principal amount
at maturity of the Senior Subordinated Notes, one warrant to purchase   shares
of Common Stock and of IHF Capital at an exercise price of $  per share and
one warrant to purchase   shares of Common Stock of IHF Capital at an exercise
price of $   per share, were issued, (v) term borrowings of $35.0 million and revolving borrowings of $111.5 million under the Credit Agreement were made and (vi) the Shareholder Notes and certain indebtedness of the Recapitalized Companies were repaid.

  Concurrent with the Recapitalization Closing, the Company obtained exclusive licenses to market fitness equipment and certain non-ingestive sports medicine products under the "Weider" and related brand names. Under one such license, the Company made a $5.0 million payment at the Recapitalization Closing; the other license provides for royalty payments to be paid over time. See "Business--Legal Proceedings--WHF Litigation" and "--Proposed Settlement of WFH Litigation." The Company also executed non-compete agreements with WHF and certain key executives under which it made total payments of $6.5 million. In addition, after the Recapitalization, the Company redeemed the Redeemable Options for $26.4 million.

  The name of the issuer of the Common Stock is currently IHF Capital, Inc. Health & Fitness is a wholly-owned subsidiary of IHF Holdings which in turn is a wholly-owned subsidiary of IHF Capital. Concurrent with the Offering, the Merger and the Conversion will occur, and IHF Capital, Inc. (the issuer of the Common Stock) will change its name to ICON Fitness Corporation.

                      UNAUDITED PRO FORMA FINANCIAL DATA

  The following pages present the unaudited pro forma consolidated results of operations of the Company for the nine months ended March 2, 1996, the year ended May 31, 1995 and the twelve month period beginning March 4, 1995 and ending March 2, 1996, as well as the balance sheet as of March 2, 1996, adjusted to reflect the following events:

    (i) the sale of    shares of Common Stock offered hereby, resulting in
  net proceeds of approximately $150.4 million after deducting the underwriting discount;

    (ii) the conversion of the Class A Common and Class L Common into Common Stock at a conversion ratio of -to-1 and -to-1, respectively, and the conversion of options to purchase Class A and Class L Common into options to purchase Common Stock at the same conversion ratios;

    (iii) the redemption of $35.0 million principal amount of the Senior Subordinated Notes with a total redemption price of $39.9 million at March 2, 1996, which reflects $.6 million of accrued interest thereon and a 12.25% premium over the principal amount being redeemed (total redemption price of $41.0 million at May 31, 1996);

    (iv) the redemption of all of the Discount Notes with a total redemption price of $82.9 million at March 2, 1996, which reflects a redemption premium of $12.8 million equivalent to 114.0% of the accreted value of the Discount Notes at March 2, 1996 (total redemption price of $85.5 million at May 31, 1996);

    (v) the redemption of all of the IHF Holdings Preferred Stock and options to purchase IHF Holdings Preferred Stock at an assumed price of $40.0 million which is currently being negotiated and the forgiveness of $6.6 million of accrued dividends thereon at March 2, 1996 (accrued dividends of $7.9 million at May 31, 1996);

    (vi) the additional borrowings under the Credit Agreement of $40.5 million (and a corresponding increase in interest expense), together with the net proceeds of the Offering required to effect the redemption of the Senior Subordinated Notes, the Discount Notes, the IHF Holdings Preferred Stock and the options to purchase IHF Holdings Preferred Stock (additional borrowings $44.3 million at May 31, 1996);

    (vii) the purchase of Common Stock and warrants to purchase Common Stock owned by the former principal owners of the Company and certain other stockholders at an assumed price of $28.2 million which is currently being negotiated; and

    (viii) the Recapitalization. See "Background."

  The Unaudited Pro Forma Consolidated Statement of Operations gives effect to the events described above as if they had occurred on June 1, 1994. The Unaudited Pro Forma Consolidated Balance Sheet data give effect to the events described above as if they had occurred on March 2, 1996. No adjustments have been made for the proposed, non-binding WHF Litigation Settlement except for the redemption of the IHF Holdings Preferred Stock and the purchase of Common Stock and warrants to purchase Common Stock held by the former principal owners of the Company and certain other stockholders from the proceeds of this offering at assumed prices which are being negotiated.

  The pro forma financial data are provided for informational purposes only and are not necessarily indicative of the results of operations or financial position of the Company had the transactions assumed therein occurred, nor are they necessarily indicative of the results of operations which may be expected to occur in the future.

  In connection with the events described above (and assuming they occur on March 2, 1996), the Company will incur extraordinary debt extinguishment costs consisting of (i) $10.4 million relating to the write-off of the unamortized balance of deferred financing costs on the redeemed Discount Notes and Senior Subordinated Notes; (ii) $3.5 million relating to the write-off of the unamortized discount attributable to the warrants issued in connection with the redeemed Discount Notes and Senior Subordinated Notes; and (iii) $17.5 million representing the premium for early redemption of the Discount Notes and the $35.0 million principal amount of Senior Subordinated Notes; offset by $6.6 million of dividends on the IHF Holdings Preferred Stock which will not be paid upon redemption. Such charges, which will be incurred upon the closing of the Offering and which aggregate $14.2 million (net of related tax benefit of $10.6 million), are reflected in the Unaudited Pro Forma Consolidated Balance Sheet Data but are not reflected in the Unaudited Pro Forma Consolidated Statement of Operations Data. The net extraordinary loss, assuming the above described events occur on May 31, 1996 will be $12.9 million.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                         HISTORICAL                   PRO FORMA
                                         NINE MONTHS                 NINE MONTHS
                                            ENDED                       ENDED
                                          MARCH 2,                    MARCH 2,
                                            1996       ADJUSTMENTS      1996
                                         -----------   -----------   -----------
Net sales..............................   $594,213       $   --       $594,213
Cost of sales..........................    432,682           --        432,682
                                          --------       -------      --------
  Gross profit.........................    161,531           --        161,531
                                          --------       -------      --------
Operating expenses.....................
  Selling..............................     69,806           --         69,806
  Research and development.............      4,782           --          4,782
  General and administrative...........     35,179           --         35,179
                                          --------       -------      --------
    Total operating expense............    109,767           --        109,767
                                          --------       -------      --------
Income from operations.................     51,764           --         51,764
Interest expense.......................     27,434        (7,364)(a)    20,070
Amortization of deferred financing
 fees..................................      2,638          (995)(a)     1,643
Dividends on minority interest in
 cumulative redeemable preferred stock
 of a subsidiary.......................      3,825        (3,825)(b)       --
                                          --------       -------      --------
Income before taxes....................     17,867        12,184        30,051
Provision for income taxes.............     10,000         2,579 (c)    12,579
                                          --------       -------      --------
Net income.............................   $  7,867       $ 9,605      $ 17,472
                                          ========       =======      ========
Pro forma net income per common share..   $       (h)
                                          ========
Pro forma weighted average common
 shares outstanding....................           (h)
                                          ========
Supplemental pro forma net income per
 common share..........................                               $       (i)
                                                                      ========
Supplemental pro forma weighted average
 common shares outstanding.............                                       (i)
                                                                      ========

     See Notes to Unaudited Pro Forma Consolidated Statement of Operations.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                       HISTORICAL                   PRO FORMA
                                       YEAR ENDED                   YEAR ENDED
                                      MAY 31, 1995  ADJUSTMENTS    MAY 31, 1995
                                      ------------  -----------    ------------
                                                                   (UNAUDITED)
Net sales............................   $530,774     $    --         $530,774
Cost of sales........................    378,322          --          378,322
                                        --------     --------        --------
  Gross profit.......................    152,452          --          152,452
                                        --------     --------        --------
Operating expenses
  Selling............................     68,706          --           68,706
  Research and development...........      5,163          --            5,163
  General and administrative.........     31,097          866 (g)      31,963
  Compensation expense attributable
   to options........................     39,046      (39,046)(d)         --
                                        --------     --------        --------
    Total operating expense..........    144,012      (38,180)        105,832
                                        --------     --------        --------
Income from operations...............      8,440       38,180          46,620
Interest expense.....................     21,495       (3,243)(a)      22,247
                                                        3,995 (e)
Amortization of deferred financing         1,741         (646)(a)       2,022
 fees................................                     927 (f)
Dividends on minority interest in
 cumulative redeemable preferred
 stock of a subsidiary...............      2,804       (2,804)(b)         --
                                        --------     --------        --------
Income (loss) before taxes...........    (17,600)      39,951          22,351
Provision for income taxes...........     (4,719)      13,339 (c)       8,620
                                        --------     --------        --------
Net income (loss) before extraordi-
 nary charges and gains..............   $(12,881)    $ 26,612        $ 13,731
                                        ========     ========        ========
Pro forma net loss per common share..   $       (h)
                                        ========
Pro forma weighted average common
 shares outstanding..................           (h)
                                        ========
Supplemental pro forma income per
 common share........................                                $       (i)
                                                                     ========
Supplemental pro forma weighted
 average common shares outstanding...                                        (i)
                                                                     ========

     See Notes to Unaudited Pro Forma Consolidated Statement of Operations.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                    PRO FORMA
                                   12 MONTHS ENDED               12 MONTHS ENDED
                                      MARCH 2,                      MARCH 2,
                                       1996(1)     ADJUSTMENTS        1996
                                   --------------- -----------   ---------------
Net sales........................     $708,551       $   --         $708,551
Cost of sales....................      508,751           --          508,751
                                      --------       -------        --------
  Gross profit...................      199,800           --          199,800
                                      --------       -------        --------
Operating expenses
  Selling........................       91,485           --           91,485
  Research and development.......        6,083           --            6,083
  General and administrative.....       44,692           --           44,692
                                      --------       -------        --------
    Total operating expense......      142,260           --          142,260
                                      --------       -------        --------
Income from operations...........       57,540           --           57,540
Interest expense.................       33,461        (9,395)(a)      24,066
Amortization of deferred financ-
 ing fees........................        3,447        (1,282)(a)       2,165
Dividends on minority interest in
 cumulative redeemable preferred
 stock of a subsidiary ..........        5,100        (5,100)(b)         --
                                      --------       -------        --------
Income before taxes..............       15,532        15,777          31,309
Provision for income taxes.......        8,982         3,266 (c)      12,248
                                      --------       -------        --------
Net income.......................     $  6,550       $12,511        $ 19,061
                                      ========       =======        ========
Pro forma net income per common
 share...........................     $       (h)
                                      ========
Pro forma weighted average common
 shares outstanding..............             (h)
                                      ========
Supplemental pro forma net income
 per common share................                                   $       (i)
                                                                    ========
Supplemental pro forma weighted
 average common shares
 outstanding.....................                                           (i)
                                                                    ========

    See Notes to Unaudited Pro Forma Consolidated Statement of Operations.
- --------
(1) Represents the twelve months beginning March 4, 1995 and ending March 2, 1996. Provision for income taxes has been adjusted to reflect the approximate effective tax rate of 40% on pre-tax income, excluding book deductions for (i) dividends on the IHF Holdings Preferred Stock which will be redeemable in connection with the Offering, (ii) interest expense attributable to amortization of debt discount arising from the warrants issued in connection with the Senior Subordinated Notes and the Discount Notes, and (iii) non-deductible interest on the Discount Notes which will be redeemable in connection with the Offering. The effective rate differs from the combined federal and state statutory rate of 38% as a result of no benefit being recorded for losses on the Company's European subsidiaries in the first nine months of fiscal 1996.

                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                            STATEMENT OF OPERATIONS

(a) Represents (i) elimination of the interest expense, including amortization of the discount attributable to warrants issued to the original purchasers of the Discount Notes and Senior Subordinated Notes, resulting from the use of a portion of the net proceeds from the Offering to redeem all of the Discount Notes and $35.0 million principal amount of the Senior Subordinated Notes, (ii) elimination of amortization of deferred financing fees related to such redeemed notes, and (iii) additional interest expense (at a rate of 8.50%) on the required $40.5 million of additional borrowings under the Revolving Credit Facility. Including amortization of the financing fees ascribed to the redeemed Senior Subordinated Notes and the Discount Notes and the discount attributable to the warrants issued therewith, the effective interest rate on the Discount Notes is 17.7% and the effective interest rate on the Senior Subordinated Notes is 16.4%.

(b) Represents elimination of the cumulative dividends recorded during the period on the IHF Holdings Preferred Stock and options to purchase IHF Holdings Preferred Stock to be redeemed in connection with the Offering.

(c) Represents the additional income tax expense resulting from the pro forma adjustments to income, excluding the adjustments to the cumulative dividends recorded during the period, the adjustments related to non-deductible interest on the Discount Notes, and adjustments related to the amortization of the debt discount attributable to the warrants issued in connection with the Discount Notes and the Senior Subordinated Notes which do not give rise to tax deductions, at a 38% effective rate.

(d) Represents elimination of compensation expense attributable to the redemption of the Redeemable Options for $26.4 million, including payroll taxes of $0.3 million and the $12.3 million non-cash exchange of options to purchase capital stock of the Recapitalized Companies for management options to purchase capital stock of IHF Capital and IHF Holdings Preferred Stock in conjunction with the Recapitalization.

(e) Represents interest on the portion of the Senior Subordinated Notes which will not be redeemed upon the Offering as if such Senior Subordinated Notes had been outstanding for the entire period presented.

(f) Represents amortization of deferred financing fees related to (i) the portion of the Senior Subordinated Notes which will not be redeemed upon the closing of the Offering, as if such Senior Subordinated Notes were outstanding for the entire period presented, and (ii) the Credit Agreement, as if the agreement were in effect for the entire period presented.

(g) Represents amortization of $0.5 million with respect to the non-compete agreements entered into with certain members of management, as if such non-compete agreements had been executed at the beginning of period presented and payment of annual management fees charged by Bain Capital of $0.4 million in conjunction with the Recapitalization as if such management fees had been paid for the entire period presented.

(h) Reflects the Conversion only (includes all common stock equivalents as defined in Note 2 to the Consolidated Financial Statements).

(i) Reflects the events described in items (i) through (viii) under the heading "Unaudited Pro Forma Financial Data" above, as if such transactions had occurred on June 1, 1994 (includes all common stock equivalents as defined in Note 2 to the Consolidated Financial Statements).

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                         HISTORICAL                    PRO FORMA
                                          MARCH 2,                     MARCH 2,
                                            1996     ADJUSTMENTS         1996
                                         ----------  -----------       ---------
ASSETS
Current Assets:
  Cash.................................  $   3,183    $     --         $   3,183
  Accounts receivable, net.............    215,438          --           215,438
  Inventories..........................     98,899          --            98,899
  Deferred income taxes................      3,821       10,600 (a)       14,421
  Other assets.........................      6,338          --             6,338
                                         ---------    ---------        ---------
    Total current assets...............    327,679       10,600          338,279
Property and equipment, net............     29,921          --            29,921
Deferred income taxes..................      5,712          --             5,712
Other assets...........................     27,565      (10,429)(a)       17,136
                                         ---------    ---------        ---------
    Total..............................  $ 390,877    $     171        $ 391,048
                                         =========    =========        =========
LIABILITIES & EQUITY (DEFICIT)
Current Liabilities:
  Current portion of long-term debt....  $   2,752    $     --         $   2,752
  Accounts payable.....................    100,545          --           100,545
  Accrued expenses.....................     10,492          --            10,492
  Income taxes payable.................      5,185          --             5,185
  Interest payable.....................      4,231         (569)(b)        3,662
                                         ---------    ---------        ---------
    Total current liabilities..........    123,205         (569)         122,636
                                         ---------    ---------        ---------
Long-term debt.........................    322,795     (104,680)(b)      262,163
                                                          3,533 (a)
                                                         40,515 (b)
Minority interest in preferred stock of
 subsidiary............................     46,629      (40,000)(b)          --
                                                         (6,629)(a)
Stockholder's equity (deficit)
  Class L common stock, 1,200,000
   shares authorized, 617,350 shares
   outstanding, none outstanding on a
   pro forma basis.....................          1           (1)(c)          --
  Class A common stock, 15,000,000
   shares authorized, 7,747,461 shares
   outstanding, none outstanding on a
   pro forma basis.....................          8           (8)(c)          --
  Common stock,      shares authorized,
        shares outstanding on a pro
   forma basis.........................        --             9 (c)            9
  Additional paid-in capital...........     74,951      122,200 (b)(c)   197,151
  Receivable from officers for purchase
   of equity...........................       (758)         --              (758)
  Cumulative translation adjustment....        (16)         --               (16)
  Accumulated deficit..................   (175,938)     (14,199)(a)     (190,137)
                                         ---------    ---------        ---------
     Total stockholder's equity (defi-
      cit).............................   (101,752)     108,001            6,249
                                         ---------    ---------        ---------
    Total..............................  $ 390,877    $     171        $ 391,048
                                         =========    =========        =========

          See Notes to Unaudited Pro Forma Consolidated Balance Sheet.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(a) Represents the net extraordinary loss calculated at the pro forma balance sheet data and expected actual date of redemption as follows (table in thousands):

                                                              MARCH 2,  MAY 31,
                                                                1996     1996
                                                              --------  -------
   Write-off of unamortized deferred financing fees.......... $10,429   $10,075
   Redemption premium on the Discount Notes and Senior
    Subordinated Notes.......................................  17,466    17,953
   Write-off of unamortized discount on the redeemed Senior
    Subordinated Notes and Discount Notes (1)................   3,533     3,395
   Preferred stock dividends expected to be forgiven (1).....  (6,629)   (7,904)
                                                              -------   -------
                                                               24,799    23,519
   Income tax benefit........................................ (10,600)  (10,650)
                                                              -------   -------
                                                              $14,199   $12,869
                                                              =======   =======

  --------
  (1) Does not give rise to tax benefit.

(b) Represents amounts used to (i) redeem all of the Discount Notes ($70.1 million), (ii) redeem a portion of the Senior Subordinated Notes ($34.6 million), (iii) pay accrued interest on the redeemed portion of the Senior Subordinated Notes ($0.6 million), (iv) redeem all of the IHF Holdings Preferred Stock and all of the options to purchase IHF Holdings Preferred Stock (at an assumed price of $40.0 million), and (iv) pay the redemption premium on the Discount Notes and Senior Subordinated Notes ($17.5 million). Amounts required to effect these redemptions, in excess of the net proceeds of the Offering before payment of the expenses of the Offering ($150.4 million) and the purchase of the Common Stock held by the former principal owners of the Company and certain other stockholders (at an assumed price of $28.2 million) are assumed to be obtained through additional borrowings under the Credit Agreement ($40.5 million).

(c) Represents (i) the net proceeds of the Offering of $150.4 million before payment of the expenses of the offering, (ii) the Conversion and (iii) the purchase of $28.2 million of the Common Stock and warrants to purchase Common Stock held by the former principal owners of the Company and certain other stockholders.

                   SELECTED CONSOLIDATED FINANCIAL DATA (1)

  The selected consolidated financial data for the five years ended May 31, 1995 have been derived from the historical audited consolidated financial statements of the Company (formerly known as Weslo, ProForm, and WeiderCare) and subsidiaries. The selected financial data for the period beginning June 1, 1994 and ending March 4, 1995 and the period beginning June 1, 1995 and ending March 2, 1996 and as of March 4, 1995 and March 2, 1996 have been derived from the historical unaudited consolidated financial statements of the Company which in the opinion of management, contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the consolidated results of operations and financial position of the Company for such periods and at such dates. The results of operations for the period beginning June 1, 1995 and ended March 2, 1996 are not necessarily indicative of the results of operations to be expected for the full year, because the Company's sales are generally lower in its fourth fiscal quarter than in its second and third fiscal quarters. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Financial Data" and the introduction thereto, and the historical consolidated financial statements of the Company and the notes thereto contained elsewhere in this Prospectus.

                                                                       FOR THE
                              FOR THE YEAR ENDED MAY 31,          NINE MONTHS ENDED
                         -------------------------------------    -------------------
                                                                  MARCH 4,   MARCH 2,
                         1991(2)  1992    1993   1994   1995        1995       1996
                         ------- ------- ------ ------ -------    --------   --------
                             (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)
OPERATING DATA:
 Net sales.............. $202.4  $254.1  $314.9 $403.0 $ 530.8     $416.4    $ 594.2
 Cost of sales..........  153.4   194.9   228.6  288.2   378.4      302.2      432.7
                         ------  ------  ------ ------ -------     ------    -------
 Gross profit........... $ 49.0  $ 59.2  $ 86.3 $114.8 $ 152.4     $114.2    $ 161.5
OPERATING EXPENSES:
 Selling................   20.7    25.1    38.5   52.1    68.7       47.0       69.8
 Research and
  development...........    1.5     1.2     1.6    2.8     5.2        3.9        4.7
 General and
  administrative........   14.1    20.6    24.5   28.6    31.1       21.6       35.2
 Compensation expense
  attributable to
  options...............    --      --      --     --     39.0(3)    39.0(3)     --
                         ------  ------  ------ ------ -------     ------    -------
 Total operating
  expenses..............   36.3    46.9    64.6   83.5   144.0      111.5      109.7
                         ------  ------  ------ ------ -------     ------    -------
 Income from operations. $ 12.7  $ 12.3  $ 21.7 $ 31.3 $   8.4     $  2.7    $  51.8
 Interest expense.......    4.7     4.9     5.5    6.2    21.5       15.5       27.5
 Amortization of
  deferred financing
  fees..................    --      --      --     --      1.7        1.0        2.6
 Dividends on subsidiary
  preferred stock.......    --      --      --     --      2.8        1.5        3.8
                         ------  ------  ------ ------ -------     ------    -------
 Income (loss) before
  income taxes.......... $  8.0  $  7.4  $ 16.2 $ 25.1 $ (17.6)    $(15.3)   $  17.9
 Provision for (benefit
  from) income taxes....    3.1     2.8     6.2    9.8    (4.7)      (5.2)      10.0
                         ------  ------  ------ ------ -------     ------    -------
 Net income (loss)...... $  4.9  $  4.6  $ 10.0 $ 15.3 $ (12.9)    $(10.1)   $   7.9
                         ======  ======  ====== ====== =======     ======    =======
 Pro forma net income
  (loss) per common
  share (4).............                               $                     $
                                                       =======               =======
 Pro forma weighted
  average common shares
  outstanding (4).......
                                                       =======               =======
 Supplemental pro forma
  net income (loss) per
  common share (5)......                               $                     $
                                                       =======               =======
 Supplemental pro forma
  weighted average
  common shares
  outstanding (5).......
                                                       =======               =======
OTHER DATA:
 Depreciation and
  amortization.......... $  1.7  $  3.0  $  3.4 $  4.0 $  11.6     $  8.1    $  14.7
 Capital expenditures...    3.3     4.0     4.0    6.9     8.0        7.1       11.6
                                        MAY 31,
                         -------------------------------------
                                                                  MARCH 4,   MARCH 2,
                         1991(2) 1992(2)  1993   1994   1995        1995       1996
                         ------- ------- ------ ------ -------    --------   --------
BALANCE SHEET DATA (AT
 END OF PERIOD):
 Cash................... $  0.5  $  0.2  $  0.2 $  0.1 $   4.1      $ 0.4    $   3.2
 Working capital........   12.1    64.2    24.8   97.8   138.1      187.3      204.5
 Total assets...........   90.5   110.3   151.7  184.7   290.2      313.4      390.9
 Total indebtedness.....   39.6    52.0    72.4   65.4   268.1      303.2      325.5
 Preferred stock of
  subsidiary (including
  account dividends)....    --      --      --     --     42.8       41.5       46.6
 Stockholders' equity
  (deficit).............   26.3    30.2    39.8   54.5  (109.2)    (101.6)    (101.8)

- --------
(1) Financial data through May 31, 1994 reflect the combined results of the Recapitalized Companies and their subsidiaries. Financial data for periods ending thereafter reflect the consolidated results of IHF Capital and its subsidiaries.
(2) The results of operations of WeiderCare are not included in operating and other data for the fiscal year ended May 31, 1991, and other data and the balance sheet data of WeiderCare are not included in balance sheet data for May 31, 1991 and 1992. Such results of operations, other data and balance sheet data are immaterial to the combined operating, balance sheet and other data for such years and at such dates.
(3) Consists of accounting charges incurred in connection with the Recapitalization as a result of the exchange by certain senior executives of the Company of their options to purchase capital stock of the Recapitalized Companies for $34.7 million of replacement options to purchase Class A and Class L Common Stock of the Company and $4.0 million of replacement options to purchase IHF Holdings Preferred Stock and the Preferred Warrants and $0.3 million of related payroll tax payments made by IHF Capital. After the Recapitalization, the Company redeemed the Redeemable Options.
(4) Reflects the Conversion only and includes all common stock equivalents as defined in Note 2 to the Consolidated Financial Statements.
(5) Reflects (i) the sale by IHF Capital of     shares of Common Stock offered
    hereby and an increase of $40.5 million in revolving credit borrowings and the application of the estimated net proceeds therefrom to redeem $35.0 million principal amount of Senior Subordinated Notes, all of the Discount Notes, all of the IHF Holdings Preferred Stock, all of the options to purchase IHF Holdings Preferred Stock and the Common Stock and warrants to purchase Common Stock held by the former principal owners of the Company and certain other stockholders, and (ii) the effect the Conversion, as if such transactions occurred on March 2, 1996, and, for purposes of the per share information (which includes all common stock equivalents), as if such transactions had occurred on June 1, 1994. See "Selected Consolidated Financial Data" and "Sources and Uses of Funds" and Note 2 to the "Consolidated Financial Statements."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following should be read in conjunction with the historical audited and unaudited consolidated financial statements and the related notes thereto appearing elsewhere in this Prospectus. Certain of the information contained in this summary and elsewhere in this Prospectus, including under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and information with respect to the Company's plans and strategy for its business are forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors." The Company's fiscal year ends on May 31 of the corresponding calendar year. For example, fiscal 1995 ended on May 31, 1995.

OVERVIEW

  The Company, is one of the largest manufacturers and marketers of fitness equipment in the United States and in the first quarter of fiscal 1996, commenced direct marketing of its products in Europe. The Company's fitness products are targeted to home use. The Company's sales grew from $202.4 million in fiscal 1991 to $530.8 million in fiscal 1995. The Company believes that during that period its growth rate exceeded the industry growth rate due to the Company's emphasis on product innovation through research and development, its broad distribution strategy and its flexible manufacturing capacity. While the Company's growth rate to date has been high, its annual percentage increase in domestic sales cannot be expected to continue at historical levels.

  Margins. The Company's sales and gross margins are dependent upon its success in innovating, developing and marketing new products. Products tend to generate higher gross margins earlier in the product life cycle (after an initial start-up period), when there are fewer companies offering similar products, and tend to generate lower gross margins over time as competition increases. For example, during the first nine months of fiscal 1996, the Company's gross margins on its Cardio family of upright rowers, first introduced by the Company in October 1994 in response to consumer interest in other companies' upright rowers, substantially exceeded gross margins on its exercise bike product line, a more mature product. Accordingly, the Company strives to be among the first producers of attractive new product categories (such as upright rowers) and to add new features to existing products (such as the Space Saver feature recently added to its treadmill line), which may increase gross margins by reinvigorating demand and differentiating the Company's products from similar products offered by its competitors. Life cycles may vary significantly in duration from product to product.

  Direct Sales; European Operations. In fiscal 1992, the Company began selling products directly to the public through television infomercials and print media campaigns (i.e., direct marketing). Products sold through direct marketing are sold at retail prices and therefore at higher gross margins than products sold through the Company's other distribution channels. However, direct marketing sales have higher associated selling, advertising, distribution and other roll-out expenses. The Company is currently focusing principally on traditional national advertising of its brands as opposed to direct marketing. Following the Recapitalization, the Company began selling Weider branded products (for which it pays royalties). See "Business-- Marketing," "--Legal Proceedings" and "Certain Relationships and Related Transactions."

  During the first quarter of fiscal 1996, the Company established its own sales operations in Europe. Prior to that, the Company's products were distributed in Europe primarily by affiliates of WHF, an affiliate of the Company. The Company's European operations have been consolidated in the statement of operations for the nine months ended March 2, 1996 and the balance sheet at March 2, 1996. The Company's European operations are not currently profitable and there can be no assurance that the Company will be successful in selling its products in non-U.S. markets.

  Non-Recurring Items and Other Expected Expenses. The Company incurred a $39.0 million compensation expense with respect to the exchange of management stock options in connection with the Recapitalization, including the redemption of the Redeemable Options at a price of $26.4 million and related tax payments of $0.3 million. Such redemption resulted in a $26.7 million cash compensation expense for the period in which the redemption occurred, which was included in the computation of the loss in fiscal 1995. The Company also recorded a $12.3 million non-cash compensation expense at the Recapitalization Closing as a result of the exchange of options to purchase capital stock of the Recapitalized Companies for $4.0 million of options to buy IHF Holdings Preferred Stock and $8.3 million of options to buy Common Stock and the Company also recorded an offsetting tax benefit to account for the future tax benefit that may be realized when, and if, the options are exercised.

  In connection with the Offering, the Company expects to recognize an extraordinary loss in the first quarter of fiscal 1997 of approximately $12.9 million (assuming the closing of this Offering occurs on June 1, 1996) relating to: (i) the redemption of all of the IHF Holdings Preferred Stock and options to purchase IHF Holdings Preferred Stock without the payment of accrued dividends (extraordinary gain of $7.9 million assuming a redemption price of $40.0 million); (ii) the premium paid upon redemption of all of the Discount Notes and $35.0 million principal amount of the Senior Subordinated Notes (extraordinary loss of $18.0 million) and the write-off of the deferred financing costs related to such redeemed notes (extraordinary loss of $10.1 million) and an aggregate related tax benefit of $10.7 million; and (iii) the write-off of unamortized discount on the warrants sold in connection with the Senior Subordinated Notes and the Discount Notes (extraordinary loss of $3.4 million). In addition, in the fourth quarter of fiscal 1996, the Company will recognize a non-recurring expense of $3.9 million relating to a $2.8 million fee to terminate the annual management fees payable to Bain Capital, expenses of $3.9 for deferred compensation expenses, $ relating to additional stock option grants and $.5 million relating to the settlement of certain litigation.

RESULTS OF OPERATIONS

  The following table sets forth certain financial data of the Company expressed as a percentage of net sales for fiscal 1993, 1994 and 1995 and for the nine months ended March 4, 1995 and March 2, 1996.

                                                                     NINE
                                       YEAR ENDED MAY 31,        MONTHS ENDED
                                      ----------------------   ------------------
                                                               MARCH 4,  MARCH 2,
                                       1993    1994    1995      1995      1996
                                      ------  ------  ------   --------  --------
Net sales...........................   100.0%  100.0%  100.0%   100.0%    100.0%
Cost of sales.......................    72.6    71.5    71.3     72.6      72.8
                                      ------  ------  ------    -----     -----
Gross profit........................    27.4    28.5    28.7     27.4      27.2
                                      ------  ------  ------    -----     -----
Operating expenses:
Selling.............................    12.2    12.9    12.9     11.3      11.8
Research and development............     0.5     0.7     1.0       .9        .8
General and administrative..........     7.8     7.2     5.9      5.2       5.9
Stock option compensation expense...     --      --      7.3      9.4       --
                                      ------  ------  ------    -----     -----
Total operating expenses............    20.5    20.8    27.1     26.8      18.5
                                      ------  ------  ------    -----     -----
Income from operations..............     6.9     7.7     1.6      0.6       8.7
Interest expense and amortization of
 debt financing.....................     1.7     1.5     4.4      3.9       5.1
Dividends on subsidiary preferred
 stock..............................     --      --       .5       .4        .6
                                      ------  ------  ------    -----     -----
Income before income taxes..........     5.2     6.2    (3.3)    (3.7)      3.0
Provision (benefit) for income
 taxes..............................     2.0     2.4     (.9)    (1.3)      1.7
                                      ------  ------  ------    -----     -----
Net income (loss)...................     3.2%    3.8%   (2.4%)   (2.4%)     1.3%
                                      ======  ======  ======    =====     =====

 FIRST NINE MONTHS OF FISCAL 1996 COMPARED TO THE FIRST NINE MONTHS OF FISCAL
1995

  Net sales were $594.2 million in the first nine months of fiscal 1996, compared to $416.4 million in the first nine months of fiscal 1995. This increase of $177.8 million, or 42.7% was attributable to sales increases of $158.4 million in the Company's Cardio family of upright rowers and treadmills sales increases of $19.0 million. Treadmill sales during the first nine months of fiscal 1996 were $242.3 million, or 40.8% of sales. These increases were slightly offset by decreases in several of the Company's product offerings. European sales totaled $23.1 million in the first nine months of fiscal 1996.

  Gross profit for the first nine months of fiscal 1996 was $161.5 million, or 27.2% of net sales, compared to $114.2 million, or 27.4% of net sales, for the first nine months of fiscal 1995. The percentage decrease is due primarily to the fact that sales to retailers, which have lower gross profit than direct sales, made up a greater percent of total sales in the first nine months of fiscal 1996 than in the comparable period of fiscal 1995.

  Selling expenses were $69.8 million, or 11.8% of net sales, in the first nine months of fiscal 1996 compared to $47.0 million, or 11.3% of net sales, for the first nine months of fiscal 1995. The increase in selling expense as a percentage of net sales primarily relates to direct response video productions totaling $2.2 million, which were written off in the second and third quarters of fiscal 1996 (these productions failed to generate adequate sales response and were therefore expensed causing sales expense to increase $1.1 million over the same period of fiscal 1995) and selling expenses of the European subsidiaries (which were not operating in fiscal 1995), which totaled $4.8 million. Increase in sales volumes resulted in promotional activity (i.e., advertising) with retailers increasing by $10.9 million and warranty expenditures increasing by $4.3 million in the first nine months of fiscal 1996 compared to the same period in fiscal 1995. Sales commissions also increased by $1.5 million due to the increase in sales volume. Bad debt expense has increased by $1.4 million to provide for potential write-offs associated with increasing trade receivable balances.

  Research and development expense was $4.8 million or .8% of net sales, for the first nine months of 1996 compared to $3.9 million, or 0.9% of net sales, for the first nine months of 1995. This dollar increase is related to on-going development of both current and future product offerings.

  General and administrative expense totaled $35.2 million, or 5.9% of net sales, for the first nine months of fiscal 1996 compared to $21.6 million, or 5.2% of net sales, for the first nine months of fiscal 1995. Legal expenses increased during the first nine months of fiscal 1996 by $2.9 million over the same period during the prior year. These legal expenses have resulted from certain patent defense actions, product liability claims and legal fees associated with the WHF Litigation. See "Business--Legal Proceedings." Amortization of noncompete agreements following the Recapitalization were $.4 million higher in the first nine months of fiscal 1996 compared to the first nine months of fiscal 1995. Bonus expense increased by $0.8 million due to higher profits. Expenditures under the Company's self-insured health plan increased by $0.7 million. In the first nine months of fiscal 1995, a reduction was recorded in general and administrative expense for the receipt of a $2.7 million management fee for services provided to Weider Sporting Goods, Inc. ("WSG"). Following the Recapitalization, fees under the WSG management agreement stopped. General and administrative expenses for the European subsidiaries totaled $3.5 million. Other increases totaling $2.6 million have occurred following the Recapitalization to service the increase in sales. The major increases include: personnel cost, management fees paid to Bain Capital (which will not continue after fiscal 1996), increased management information systems expenditures, additional facility rental and other administrative expenses.

  A compensation expense of $39.0 million, attributable to the exchange of options in conjunction with the Recapitalization, was incurred in the second quarter of fiscal 1995 with no comparable expense in fiscal 1996.

  As a result of the foregoing factors, operating income increased to $51.8 million, or 8.7% of net sales, in the first nine months of fiscal 1996, from operating income of $2.7 million or 0.6% of net sales, in the first nine months of fiscal 1995.

  Interest expense (which includes dividends on IHF Holdings Preferred Stock and options to purchase IHF Holdings Preferred Stock) and amortization of deferred financing fees increased to $33.9 million in the first nine months of fiscal 1996 from $17.9 million for first nine months of fiscal 1995. Interest expense has increased due to the Company's high level of borrowing incurred in connection with the Recapitalization. The expense in the first nine months of fiscal 1995, represented only 110 days interest expense on debt used to finance the Company's Recapitalization. In addition, in the first nine months of fiscal 1996, the Company recorded interest expense of $3.8 million, compared to $1.5 million in the same period of fiscal 1995, related to dividends accruing on IHF Holdings Preferred Stock which was issued in connection with the Recapitalization and is held by affiliates of the Company. The Company plans to redeem all of the outstanding Discount Notes, all of the IHF Holdings Preferred Stock (including options to purchase IHF Holdings Preferred Stock) and $35.0 million principal amount of Senior Subordinated Notes with proceeds of the Offering, which should reduce interest expense going forward. This decrease will be somewhat offset by an increase in interest expense resulting from an additional $40.5 million in revolving credit borrowing.

  The income tax provision was $10.0 million for the first nine months of fiscal 1996 compared with a tax benefit of $5.2 million for the first nine months of fiscal 1995. The effective tax rate for the first nine months of fiscal 1996 differs from that used for the fiscal year ended May 31, 1995 as a result of the non-deductibility of the dividends on IHF Holdings Preferred Stock and the fact that no income tax benefit was recognized in the current nine month period for the losses incurred in connection with the newly established European subsidiaries of the Company.

  As a result of the foregoing factors, net income was $7.9 million for the first nine months of fiscal 1996 compared to a net loss of $10.1 million during the same period of fiscal 1995.


 FISCAL 1995 COMPARED WITH FISCAL 1994

  Net sales increased by $127.8 million, or 31.7%, from $403.0 million in fiscal 1994 to $530.8 million in fiscal 1995. The increase was primarily attributable to sales of $138.1 million of the Company's Cardio family of upright rowers which was introduced in October 1994 and was marketed through direct response infomercials and other distribution channels. Treadmill sales during 1995 were $255.6 million compared to $256.8 million in 1994.

  Gross profit for fiscal 1995 was $152.5 million, or 28.7% of net sales, compared to $114.8 million, or 28.5% of net sales, for fiscal 1994. Gross profit was positively impacted by higher margins on new products sold through direct response marketing, primarily the Cardio family of upright rowers, which were offset by declining margins on certain mature product lines.

  Selling expenses were $68.7 million, or 12.9% of net sales, in fiscal 1995 compared to $52.1 million, or 12.9% of net sales, for fiscal 1994. The dollar increases in selling expenses resulted from increased variable selling expenses directly related to increased sales volume and increased expenditures on direct marketing efforts (e.g. video production costs).

  Research and development expense was $5.2 million, or 1.0% of net sales, for fiscal 1995 compared to $2.9 million, or 0.7% of net sales, for fiscal 1994. The increase was primarily related to the development of new products and product concepts.

  General and administrative expense totaled $31.1 million, or 5.9% of net sales, for fiscal 1995 compared to $28.6 million, or 7.2% of net sales, for fiscal 1994. The reduction in general and administrative expense as a percent of net sales was largely due to the receipt in fiscal 1995 of a $2.7 million management fee derived from monthly fees earned under management agreements for services provided to WSG through November 14, 1994. This fee was recorded in fiscal 1995 as an offset against general and administrative expense incurred on behalf of WSG and will be nonrecurring.

  A $39.0 million compensation expense was incurred in fiscal 1995 with respect to management stock options. This expense consists of accounting charges incurred in connection with the Recapitalization as a result of the exchange by certain senior executives of the Company of their options to purchase capital stock of the Recapitalized Companies for $34.7 million of replacement options to purchase Class A and Class L Common Stock of the Company and $4.0 million of replacement options to purchase IHF Holdings Preferred Stock and $.3 million of related payroll tax payments made by the Company. After the Recapitalization, the Company redeemed the Redeemable Options for $26.4 million in cash.

  As a result of the foregoing factors, operating income decreased by $22.8 million in fiscal 1994 to $8.4 million in fiscal 1995.

  Interest expense and amortization of deferred financing fees increased to $23.2 million in fiscal 1995 from $6.2 million for fiscal 1994. The increased expense was due to increased borrowings related to the Recapitalization and, to a lesser extent, increases in interest rates and higher working capital borrowings. The borrowings incurred in connection with the Recapitalization were outstanding for 197 days of fiscal 1995. In addition, in fiscal 1995, the Company recorded an expense of $2.8 million related to dividends accruing on the IHF Holdings Preferred Stock issued in connection with the Recapitalization that is held by affiliates of the Company.

  The income tax benefit was $4.7 million for fiscal 1995 compared with a provision of $9.8 million for fiscal 1994. The benefit for fiscal 1995 resulted from the recognition of a deferred tax asset for the net operating loss generated in that year. The combined federal and state income tax rate is assumed to be 38% which is consistent with historical rates.

  As a result of the foregoing factors, net income decreased to a net loss of $12.9 million for fiscal 1995 compared to net income of $15.3 million during the same period of 1994.

 FISCAL 1994 COMPARED WITH FISCAL 1993

  Net sales increased $88.1 million, or 28%, to $403.0 million in fiscal 1994 from $314.9 million in fiscal 1993. Growth in sales of treadmills accounted for $73.2 million of the increase and the growth in treadmill sales represented both higher unit sales and higher average sales prices. Treadmill sales represented approximately 67% of the Company's net sales in fiscal 1994 compared to 62% in fiscal 1993. Sales in fiscal 1994 also increased over fiscal 1993 due to an $11.1 million increase in the sale of trampolines. The remaining portion of the fiscal 1994 sales increase was primarily attributable to increased sales of home gyms through direct response marketing.

  Gross profit increased by $28.5 million to $114.8 million, or 28.5% of net sales, in fiscal 1994 compared to $86.3 million, or 27.4% of net sales, in fiscal 1993. The improvement in gross profit as a percentage of net sales primarily reflects increased unit output per labor hour expended and increased utilization of plant capacity, especially in the fourth quarter of fiscal 1994. To a lesser extent, the introduction of product innovations and the resulting increase in average unit prices also contributed to the improvement.

  Selling expenses increased by $13.6 million to $52.1 million in fiscal 1994 and, as a percentage of net sales, increased to 12.9% from 12.2% in fiscal 1993. The dollar and percentage increases were primarily attributable to greater use of direct response marketing, which increased the Company's television and print advertising, order fulfillment and shipping costs. A substantial portion of the increase in advertising costs was attributable to higher rates for the purchase of commercial television air time, and a substantial portion of the increase in order fulfillment costs was due to an increased tendency of direct response customers to request additional product information before making a purchasing decision. The remainder of the increase in selling expenses in fiscal 1994 was attributable to increases in commission expenses and advertising allowances incurred in connection with increased sales volume.

  Research and development expenses increased by $1.2 million to $2.9 million in fiscal 1994. Increased efforts to develop electronic components for future products accounted for $0.6 million of the dollar increase and development of prototypes and samples was primarily responsible for the remainder of the increase.

  General and administrative expenses increased by $4.1 million, or 17.0%, to $28.6 million, or 7.2% of net sales in fiscal 1994, from $24.4 million, or 7.8% of net sales, in fiscal 1993. The dollar increase was primarily attributable to $2.1 million of additional management bonuses (based on improved profitability), $0.7 million of increased salary and employee benefit expenses and $0.6 million of additional product liability insurance premiums. The remainder of the increase was the result of higher expenses in other areas (including legal, management information systems and order entry) required to service the increase in sales volume. The fiscal 1994 increase in general and administrative expenses was partially offset by the reduction of $0.9 million in corporate allocations paid to WHF in fiscal 1993.

  As a result of the foregoing factors, income from operations increased $9.6 million, or 43.8%, to $31.3 million in fiscal 1994 from $21.7 million in fiscal 1993. Income from operations also increased as a percentage of net sales to 7.7% in fiscal 1994 from 6.9% in fiscal 1993.

  Interest expense increased to $6.2 million in fiscal 1994 from $5.5 million in fiscal 1993. The increase was primarily due to higher average borrowings during the year needed to support the Company's increased sales volume and, to a lesser extent, increases in borrowing rates during the second half of the year.

  As a result of the foregoing factors, net income increased by $5.3 million, or 52.0%, to $15.3 million in fiscal 1994 from $10.0 million in fiscal 1993.

SEASONALITY

  The following are the net sales and operating income of the Company by quarter for fiscal years 1996, 1995, 1994 and 1993.

                                               FIRST  SECOND       THIRD  FOURTH
                                              QUARTER QUARTER     QUARTER QUARTER
                                              ------- -------     ------- -------
                                                   (DOLLARS IN MILLIONS)
Net Sales
  Fiscal 1996................................ $124.8  $228.5      $240.9  $  --
  Fiscal 1995................................   70.6   163.0       182.8   114.4
  Fiscal 1994................................   53.3   116.2       124.0   109.5
  Fiscal 1993................................   46.9    90.7       111.9    65.4
Operating Income
  Fiscal 1996................................ $  6.4  $ 20.0      $ 25.4  $  --
  Fiscal 1995................................    2.6   (22.9)(1)    22.9     5.8
  Fiscal 1994................................    0.4     9.9        11.3     9.7
  Fiscal 1993................................    1.5     7.6         7.6     5.0

- --------
(1) Includes $39.0 million in one-time compensation expense attributable to the exchange and partial redemption of management options.

  Historically, the Company has sold a majority of its products to customers in its second and third fiscal quarters (i.e., from September through February). Increased sales and distribution typically have occurred in the Christmas retail season and the beginning of a new calendar year because of increased promotions by customers, increased consumer purchases and seasonal changes that prompt people to exercise inside. The Company has in the past, from time to time, incurred net losses in the first and fourth quarters of its fiscal year. If actual sales for a quarter do not meet or exceed projected sales for that quarter, expenditures and inventory levels could be disproportionately high for such quarter and the Company's cash flow for that quarter and future quarters could be adversely affected. The timing of large orders from customers and the mix of products sold may also contribute to periodic fluctuations. While seasonality has been the trend, it may not be indicative of the results to be expected for this fiscal year or for any future years.

LIQUIDITY AND CAPITAL RESOURCES

  In the first nine months of fiscal 1996, the Company used $39.9 million of cash in operating activities and borrowed approximately $51.0 million under the Revolving Credit Facility primarily to finance increases in inventory and accounts receivables which were due to increased sales volume. During the first nine months of fiscal 1996, the Company had a net decrease in cash of $0.9 million. The Company also used $11.6 million of cash in the first nine months of fiscal 1996 for capital expenditures primarily related to upgrades in plant and tooling, purchases of additional manufacturing equipment and building expansion.

  In fiscal 1995, the Company used $31.7 million of cash in operating activities primarily as a result of increases in working capital, particularly inventories, and other operating assets of $36.0 million. The Company made distributions of $166.7 million to its shareholders as part of the Recapitalization and used $58.2 million to make payments on long-term indebtedness. These uses of cash were financed primarily with the proceeds of long-term borrowing that totaled $195.0 million, net borrowings under the Revolving Credit Facility of $66.4 million and net proceeds from the issuance of stock of $39.0 million. The Company also used $8.0 million in cash in fiscal 1995 for capital expenditures related to tooling and manufacturing equipment. During fiscal 1995, the Company had a net increase in cash of $4.0 million.

  The Company's primary short-term liquidity needs consist of financing seasonal merchandise inventory buildups and paying cash interest expense under its Credit Agreement and on the Senior Subordinated Notes. The Company's principal source of financing for seasonal merchandise inventory buildup and increased receivables during the past several years has been revolving lines of credit with various financial institutions. Since the Recapitalization Closing, its principal source of financing for such needs has been revolving credit borrowings under the Credit Agreement. The Company's working capital borrowing needs are typically at their lowest level in April through June, increase somewhat through the summer and sharply increase from September through November to finance purchases of merchandise inventory and accounts receivable in advance of the Christmas and post-holiday selling season. Generally, in the period from November through February, the Company's working capital borrowings remain at their highest level and then are paid down to their lowest annual levels by April.

  At March 2, 1996, Health & Fitness had $124.6 million of revolving credit borrowings under the Credit Agreement. Advances under the Revolving Credit Facility are based upon the amount of Eligible Accounts and Eligible Inventory (each as defined in the Credit Agreement) of Health & Fitness. Health & Fitness' ability to make revolving credit borrowings under the Credit Agreement expires on November 14, 1999. At March 2, 1996, Health & Fitness had $35.4 million of additional indebtedness available to be drawn on a revolving credit basis under the Credit Agreement. Management believes that the seasonal borrowings have peaked and that availability under the Credit Agreement is adequate to meet the Company's obligations in the near term. Revolving credit borrowings have primarily been used to increase inventory levels, to finance normal trade credit for customers, to make interest payments on debt issued in connection with the Recapitalization and to make capital expenditures. The Credit Agreement contains a number of covenants, all of which Health & Fitness believes it was in compliance with as of the date hereof. The Company is renegotiating its Credit Agreement to provide for additional borrowings in order to meet the Company's longer term needs. See "Description of Certain Indebtedness."

  The Company's longer term liquidity needs include required quarterly amortization payments on the term loans under the Credit Agreement, consisting of $0.7 million from March 31, 1996, $1.0 million from March 31, 1997 and greater amounts on or after March 31, 1998. See Note 8 to the Consolidated Financial Statements included herein.

  The Company made capital expenditures of approximately $11.6 million during the first nine months of fiscal 1996. Such expenditures are primarily for expansion of physical plant, purchases of additional or replacement manufacturing equipment and revisions and upgrades in plant tooling. The Company also expects to make research and development expenditures in fiscal 1996 of approximately $7.9 million, of which approximately $4.8 million had been made as of March 2, 1996.

  In August 1995, the Company gave notice of its intention to exercise the CanCo Option, which is subject to the satisfactory completion of various conditions, including due diligence. The CanCo Option provides that its exercise will cost approximately $5.0 million. The purchase of the CanCo assets has not yet been completed due to complications related to the WHF litigation. See "Business--Legal Proceedings." The Company can terminate its obligation to purchase CanCo's assets anytime prior to the execution of a definitive purchase and sale agreement.

  The Company believes that, upon renegotiation of its Credit Agreement, cash flow from operations and availability of revolving credit borrowings under the Credit Agreement will provide adequate funds for its working capital needs, planned capital expenditures and debt service obligations. The Company is highly leveraged, and its ability to fund its operations and make planned capital expenditures, to make scheduled payments and to refinance its indebtedness depends on its future operating performance and cash flow, which in turn, are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond its control.

INFLATION AND FOREIGN CURRENCY FLUCTUATIONS

  Although the Company cannot accurately predict the precise effect of inflation on its operations, it does not believe that inflation has had a material effect on sales or results of operations in recent years. The Company does import some finished products and components from Canada and Asia. All purchases from Asia are fixed in U.S. dollars and, therefore, the Company is not subject to foreign currency fluctuations on such purchases. Purchases of inventory from Canada are settled in Canadian dollars and therefore the Company is subject to fluctuations in the value of the Canadian dollar which could have an impact on the Company's operating results. In connection with the importation of products and components from Canada, the Company from time to time engages in hedging transactions by entering into forward contracts for the purchase of Canadian dollars which are designed to protect against such fluctuations. The Company's hedging transactions do not subject it to exchange rate risk because gains and losses on these contracts offset losses and gains on the transaction being hedged. The unhedged portion of purchases from Canada is not significant.

  In addition, the Company, in the first quarter of fiscal 1996, began to directly market its products in the European market. With respect to countries other than the United States, the United Kingdom, France, Germany, the Benelux countries, Italy, Austria, Switzerland and Mexico, the Company has granted Weider Sports certain exclusive and non-exclusive rights to distribute certain of the Company's products. Under this distribution agreement, Weider Sports purchases the Company's products in U.S. dollars and, therefore, the Company is not subject to foreign currency fluctuations on such sales although the volume of such sales may be affected by exchange rates. Sales made in Europe by the Company itself, outside of the Weider Sports distribution agreement, have been made in European currencies and are currently not hedged by the Company, while the related expenses are principally in U.S. and Canadian dollars. Therefore, the Company has been, and expects to be increasingly, subject to the fluctuations in the European currency market which could have an impact on the Company's operating results. As sales volume in Europe grows, the Company may begin to try to manage related foreign currency exchange risk through hedging transactions.

                                   BUSINESS

OVERVIEW

  The Company is one of the largest manufacturers and marketers of fitness equipment in the United States. The Company's focus is to address consumers' interest in a healthy, active lifestyle with a broad range of high quality products at a variety of price/value points specifically targeted to meet different consumers' health and fitness needs. The Company's line of home fitness aerobic products includes upright rowers, treadmills, exercise bikes, stair steppers and cross country skiers, and its line of anaerobic fitness products includes home gyms and weight benches. The Company also offers trampolines, recreational sports products, sports medicine products and fitness accessories. The Company currently markets the majority of its products under the brand names ProForm, Image, Weslo, Weider, WeiderCare, Legend, JumpKing, and Lifestyler (a private label brand manufactured for Sears).

  Founded in 1977, the Company has been a pioneer in the fitness equipment industry since 1980 and has focused on developing innovative, high-quality fitness products. The Company estimates that its U.S. net sales represented approximately 28% of total wholesale domestic home fitness equipment sales in calendar 1994. In the first quarter of fiscal 1996, the Company began to directly market its products in Europe. In fiscal 1995, the Company had net sales of $530.8 million versus $202.4 million in fiscal 1991, reflecting compound annual growth in net sales of 27.3%. For the first nine months of fiscal 1996, the Company had net sales of $594.2 million, compared to $416.4 million in the comparable prior year period, representing an increase of 42.7%. The Company believes that from 1991 to 1995 its growth rate exceeded the industry growth rate due to the Company's emphasis on product innovation through research and development, its broad distribution strategy and its flexible manufacturing capacity.

BUSINESS STRATEGY

  The Company's strategy is to expand its market leadership position by, among other things:

 DEVELOPING INNOVATIVE, HIGH-QUALITY PRODUCTS

  A key element of the Company's strategy is product innovation and development. The Company evaluates new product concepts on an ongoing basis and seeks to respond to the desires and needs of consumers by frequently introducing new products and repositioning old ones (i.e., selling a modified product at a different price point). This focus on new products and innovation enables the Company to begin selling early in a product's life cycle and, as sales moderate, to extend product life cycles by introducing new features and repositioning products within the Company's line of brands. In fiscal 1994 and 1995 and the first nine months of fiscal 1996 approximately 45%, 46% and 45%, respectively, of the Company's net sales were from products that were new, enhanced or repositioned. Recent examples of the Company's product development include the introduction of the Space Saver treadmill which folds vertically for easy storage and the development of the Cardio family of upright rowers which significantly improved on upright rower designs first marketed by others. The Company believes that its ability to identify industry trends and to take a product from concept to delivery quickly gives it significant advantages over competitors.

 TARGETING MULTIPLE DISTRIBUTION CHANNELS

  The Company markets its products under multiple brands through multiple distribution channels including specialty dealers, sporting goods chains, department stores, discount merchants, warehouse clubs, catalogue showrooms and, to a limited extent, infomercials and direct response marketing. The Company believes the marketing of its products through multiple distribution channels provides it with several competitive advantages including: (i) greater growth and increased market access; (ii) the ability to maximize revenue throughout a product's life cycle by repositioning products in different channels and under different brand names as products mature; and
(iii) feedback on market trends and changing consumer tastes.

 POSITIONING ITS BRANDS

  To enhance its distribution strategy, the Company targets its brands to specific distribution channels. By marketing specific brands tailored to appeal to different demographic groups, the Company is able to market products with varying designs, features and price points and target these products to a wide variety of consumers with different fitness needs and disposable incomes. The Company believes its brand positioning strategy enables it to: (i) achieve greater appeal to each market segment; (ii) promote price stability across its product lines as brand segmentation minimizes conflicts between different distribution channels; and (iii) provide high-quality products with the price points and features desired by different demographic groups. The Company's various brands are supported by distinct marketing and product strategies and, in some cases, separate sales forces.

 PROVIDING BROAD PRODUCT OFFERINGS

  The Company manufactures and distributes a broad line of aerobic and anaerobic fitness equipment. The Company also markets recreational sports products, sports medicine products and fitness accessories. The Company offers a range of technological features, from manual equipment to sophisticated programmable electronic products, at a variety of price points. The Company's strategy of offering a broad range of products enables it to: (i) offer categories of fitness products that appeal to different demographic and geographic groups; (ii) respond quickly to changes in consumer preferences and fitness trends; (iii) reduce its dependence on any single product category and
(iv) participate in growth opportunities across a wide variety of product categories.

 UTILIZING FLEXIBLE, LOW-COST MANUFACTURING

  The Company's manufacturing facilities are designed to be flexible in order to permit the Company to shift its product mix quickly and efficiently. The combination of internal manufacturing and assembly capacity and the Company's access to third-party vendors has helped the Company meet customer demand on a competitive basis. The Company uses over 1,500,000 square feet of total domestic manufacturing capacity, and, in fiscal 1995, the Company manufactured or assembled over 80% of its products at its production facilities in Utah, Texas and Colorado. The design of these facilities provides the Company with the flexibility to change production runs on short notice and to respond to changing customer needs.

 PURSUING GROWTH OPPORTUNITIES

  The Company believes there may be acquisition opportunities which would complement its existing business and provide an opportunity for growth, and at any time the Company may be in discussions concerning one or more possible acquisitions. In addition, the Company believes growth opportunities exist in its current domestic markets as well as in selected international markets. The North American fitness equipment market is significantly more developed than other markets around the world. However, in the first quarter of fiscal 1996, the Company began to directly market its products in the key European markets of the U.K., France, Italy and the Benelux countries and is attempting to increase its market penetration in these and other foreign countries. Prior to fiscal 1996, the Company had minimal foreign sales. Net sales from international markets in the first three quarters of fiscal 1996 were $6.0 million, $9.3 million and $7.8 million, respectively. The Company has granted, subject to certain conditions, certain exclusive and non-exclusive rights to distribute its products in certain other international markets to Weider Sports. In addition, the Company is considering offering services that complement its product offerings, such as on-line personal training services. See "--Legal Proceedings," "Certain Relationships and Related Transactions" and "Risk Factors--Expansion Strategy."

INDUSTRY OVERVIEW

  Based on industry trade association data, the Company believes that retail sales of home fitness equipment in the U.S. grew from approximately $0.4 billion in calendar 1980 to approximately $2.1 billion, $2.1 billion, $2.6 billion and $2.7 billion in calendar 1991, 1992, 1993 and 1994, respectively.

  The growth of the fitness equipment industry can be attributed primarily to increased consumer emphasis on health, fitness and weight management. In particular, the medical community's promotion of exercise as a means of preventing cardiovascular disease and maintaining health and the diet industry's incorporation of exercise as a component of weight management programs have prompted consumers to place greater emphasis on health and fitness. The Company believes that several other factors have also contributed to the growth of the fitness equipment industry, including product innovation at attractive price/value relationships, growth in infomercials and cable television shows which promote home exercise and fitness and favorable demographic trends. The Company believes that sales of home fitness equipment have also benefited from consumers' desire to spend more time at home. The Company competes with recreational and exercise activities offered by fitness clubs, as well as with a number of domestic manufacturers, domestic direct importers, foreign companies exporting fitness products to the U.S. and, in its limited direct sales efforts, with major retailers or distributors. The Company's products also compete indirectly, but effectively, with outdoor fitness, sporting goods and other recreational products.

  While the total fitness equipment market has experienced strong overall growth, individual product categories within the market have exhibited varying life cycles and rates of growth. Traditional rowers experienced a relatively short product life cycle. Since 1984, unit sales of traditional rowers have equaled or exceeded 1.7 million units in only two years, with peak sales of
1.8 million in 1985 and 1986 and marginal sales in 1994, and totaled less than 10 million units over this period. In contrast, unit sales of exercise bikes since 1984 have equaled or exceeded 1.7 million units in each of the years up to 1993, with peak unit sales of 3.3 million in 1986 and sales of 1.0 million in 1994, and have totaled over 38 million units. Unit sales of treadmills have increased from 0.8 million in 1989 to 2.3 million units in 1994. The Company's sales of treadmills have been relatively flat for fiscal 1995 and the first nine months of 1996. However, sales of the Company's Cardio family of upright rowers which was introduced in the second quarter of fiscal 1994 were 1,049,343 units in fiscal 1995 and 1,859,733 units in the first nine months of fiscal 1996.

  Different categories of fitness equipment products appeal to different demographic groups. In general, home fitness equipment products tend to appeal to higher income groups, with over 65% of purchasers having household income exceeding $35,000. The Company believes that the aging of the baby-boom generation and the resulting increase in the 35-64 year old segment in the U.S. population has led to growth in sales of home fitness equipment.

                     1994 INDUSTRY CONSUMER DEMOGRAPHICS*

                                                              CROSS
                                    EXERCISE STAIR CLIMBERS/ COUNTRY MULTIPURPOSE
                         TREADMILLS  BIKES      STEPPERS     SKIERS   HOME GYMS
                         ---------- -------- --------------- ------- ------------
CONSUMERS BY AGE GROUP
Under 34................    16.9      24.1         36.8        29.1      33.3
35-64...................    66.0      62.4         57.6        60.3      51.7
Over 65 Multiple........    17.1      13.5          5.5        10.6      15.0
                           -----     -----        -----       -----     -----
                           100.0     100.0        100.0       100.0     100.0
                           =====     =====        =====       =====     =====
CONSUMERS BY INCOME
 GROUP
Under 25,000............    13.8      20.4         22.3         6.7      21.1
25-35,000...............    12.7      13.1         24.8        10.1      10.9
Over 35,000.............    73.5      66.5         52.9        83.2      68.0
                           -----     -----        -----       -----     -----
                           100.0     100.0        100.0       100.0     100.0
                           =====     =====        =====       =====     =====


Source: National Sporting Goods Association
* For purposes of consumer demographics, data on upright rowers, such as the Cardioglide, was not collected by the National Sporting Goods Association and, therefore, are not presented in the table.

DISTRIBUTION AND MARKETING

 DISTRIBUTION

  The Company markets its products under multiple brands through multiple distribution channels, including specialty dealers, sporting goods chains, department stores, warehouse clubs, discount merchants, catalogue showrooms and direct response marketing. In fiscal 1995 and the first nine months of fiscal 1996, the Company's sales through retailers were approximately 90% and 98%, respectively, of total sales.

  The Company believes the marketing of products through multiple distribution channels provides it with several competitive advantages, including: (i) greater growth opportunities by participating in all distribution channels,
(ii) the ability to maximize revenue throughout a product's life cycle by repositioning the product from higher to lower brand niches as the product matures and (iii) the ability to appeal to each market segment through the marketing of specific brands designed to meet differing needs. The latter capability is an important factor since different categories of fitness equipment products appeal to different demographic groups.

  The following chart lists examples of the Company's brand names, price positioning, distribution channels and customers within each channel.

 BRAND NAMES              PRICE POSITIONING DISTRIBUTION CHANNELS CUSTOMER EXAMPLES
 -----------              ----------------- --------------------- -----------------
 Image...................    High           Specialty Dealers     Busy Body
 ProForm.................    Middle         Department Stores     J.C. Penney
                                            Sporting Goods Chains Sports Authority
                                            Direct Response       Individuals
 Lifestyler..............    Middle         Department Store      Sears
 Weslo/Weider............    Entry Level    Discounters           Wal-Mart and Target
                                            Warehouse Clubs       Sam's
                                            Catalogue Showrooms   Service Merchandise

- --------
(1) The Lifestyler brand name is owned by Sears.

  The Company targets its brands to specific distribution channels. For example, the Company's products are sold under the Image name through specialty dealers, under the ProForm name through sporting goods chains, under the Lifestyler name through Sears, under the Weslo name through catalogue showrooms, warehouse clubs and discount merchants, and under the ProForm and Legend names through the Company's direct marketing campaigns. The Company's various brands are supported by distinct marketing and product strategies and, in some cases, separate sales forces.

  The following charts summarize the Company's sales by distribution channel in fiscal 1995 and the first nine months of fiscal 1996:



                         ICON HEALTH AND FITNESS, INC.

                         SALES BY DISTRIBUTION CHANNEL

                      FOR NINE MONTHS ENDED MARCH 2, 1996

        DISTRIBUTION CHANNEL                                                  %
        --------------------                                                 ---
     Department Stores......................................................  46
     Catalog Showrooms......................................................  13
     Discount Retailers.....................................................  11
     Sporting Goods Stores..................................................  12
     Warehouse Clubs........................................................  12
     Mail Order.............................................................   3
     Direct Response........................................................   2
     Other..................................................................   2
                                                                             ---
       Total................................................................
                                                                             ===

                         FOR THE FISCAL YEAR ENDED 1996

        DISTRIBUTION CHANNEL                                                  %
        --------------------                                                 ---
     Department Stores......................................................  45
     Warehouse Clubs........................................................  17
     Sporting Goods Stores..................................................  11
     Catalogue Showrooms....................................................  10
     Direct Response........................................................   9
     Discount Retailers.....................................................   4
     Mail Order.............................................................   3
     Other..................................................................   1





  In addition to providing superior market access, the Company's presence across multiple distribution channels provides a valuable source of feedback on changing consumer tastes and market trends, enabling the Company to anticipate industry trends and develop innovative products.

 MARKETING

  The Company's primary sales and marketing group is based in Logan, Utah. For certain of its products, the Company augments the efforts of this group with smaller sales forces based in Colorado and Texas. The Company employs approximately 130 sales and marketing personnel. Such personnel are compensated on the basis of salary and a bonus based on the Company's profitability. In addition, the Company utilizes 22 outside sales agents, who are compensated on the basis of their sales.

  Starting in fiscal 1992, the Company sold products directly to consumers through direct response television infomercials and print media campaigns. The Company believes that direct response marketing helps educate consumers about new products, increasing brand name awareness and stimulating sales through traditional distribution channels. The expansion of the Company's direct response marketing required a greater investment than traditional advertising, and therefore greater risk, as a result of the cost of creating infomercials and purchasing media time and space. In the first nine months of fiscal 1996, the Company wrote off $2.2 million of direct response video productions because they failed to generate adequate sales. The Company is currently focusing principally on traditional national advertising as opposed to direct response advertising.

INTERNATIONAL MARKETS

  The North American fitness equipment market is significantly more developed than other markets around the world, and the Company believes growth opportunities exist in selected international markets. The Company recently commenced its own sales operations in the key European markets of the U.K., France, Italy and the Benelux countries and is attempting to increase its market penetration in these and other foreign markets. Net sales from international markets in the first three quarters of fiscal 1996 were $6.0 million, $9.3 million and $7.8 million, respectively. The Company's penetration of these markets is lower and its operating costs are higher than in the U.S. and the Company's European operations are not currently profitable. There can be no assurance that the Company will be successful in selling its products in non-U.S. markets. The Company has granted, subject to certain conditions, certain exclusive and non-exclusive rights to distribute its products in certain other international markets to Weider Sports. See "-- Legal Proceedings--WHF Litigation", "--Proposed Settlement of WHF Litigation," "Risk Factors--Expansion Strategy" and "Certain Relationships and Related Transactions."

CUSTOMERS

  The Company's two largest customers for the past several years have been Sears and Sam's Warehouse Clubs ("Sams"). In fiscal 1995, these customers collectively generated an aggregate of $229.5 million in net sales for the Company and accounted for approximately 31% and 12%, respectively, of the Company's total net sales. In the first nine months of fiscal 1996, these customers accounted for approximately 34% and 8%, respectively, of the Company's total net sales. In fiscal 1995, Sam's accounted for approximately 94% of net sales at the Company's JumpKing subsidiary. Although sales to Sears still account for a substantial portion of the Company's net sales, the percentage of net sales has decreased substantially in the past several years from approximately 68% in fiscal 1989. Nevertheless, the dollar amount of the Company's net sales to Sears has increased during this time period.

  The Company has more than 2,500 customers, excluding sales to individual consumers through direct response channels of distribution. Consistent with industry practice, the Company generally does not have long-term purchase agreements or other commitments from its customers as to levels of future sales. The level of the Company's sales to its large customers depends in large part on their continuing commitment to home fitness products and the success of their efforts to market and promote the Company's products as well as the Company's competitiveness in terms of price, quality, product innovation, customer service and other factors. The Company is not the exclusive supplier of fitness equipment to any of its major customers. The loss of, or a substantial decrease in the amount of purchases by, or a write-off of any significant receivables due from, any of the Company's major customers or a number of the Company's other customers would have a material adverse effect on the Company's business. See "Risk Factors--Reliance on Major Customers; Exposure to the Retail Industry."

PRODUCTS

  The Company manufactures and distributes a complete line of aerobic and anaerobic fitness equipment. The Company also markets recreational sports products, sports medicine products and fitness accessories. The Company offers a range of technological features from manual equipment to sophisticated programmable electronic products at a variety of price points. The appeal of various products in the fitness industry has changed over time, and the Company has shifted its product mix to meet consumer demand. The Company intends to continue to adjust its product lines to respond to changes in market demand.

 AEROBIC PRODUCTS.

  The Company offers aerobic products, which are designed to promote cardiovascular fitness, under the Image, ProForm, Weslo and Lifestyler brand names.

  CARDIO FAMILY OF UPRIGHT ROWERS. The Company introduced its Cardio family of upright rowers under the Weslo brand in October 1994. The Cardio family of upright rowers exercises both the arms and legs while providing both an aerobic and anaerobic workout through variable resistance. Models retail at price points ranging from $169-$299.

  MOTORIZED TREADMILLS. The Company is the leading domestic producer of motorized treadmills. Motorized treadmills allow users to run at speeds of up to 10 mph. The features offered by the Company's motorized treadmills include programmable speed and incline, electronic feedback on speed, elapsed time, distance traveled and calories burned, and cross-training upper body exercise functions. The Company recently introduced its line of Space Saver treadmills which fold vertically for easy storage. The retail price points of the motorized treadmills range from $199 to $2,000.

  MANUAL TREADMILLS. The Company's manual treadmills allow the user to walk or run slowly in place, and certain of the Company's manual treadmill models include electronic feedback on speed, elapsed time and distance traveled. The retail price points of the Company's manual treadmills range from $149 to $299.

  EXERCISE BIKES. The Company offers exercise bikes featuring adjustable air resistance or flywheel resistance, electronic monitors which display elapsed time, speed, distance and calories burned, and dual or triple action design which allows the user to exercise upper body, lower body or both simultaneously. Some units add motivational electronics and programmable resistance which allow users to design their own workouts. Some higher end units also contain an electromagnetic drive mechanism which creates less noise, offers smoother action and requires less maintenance than traditional motorized drives. Retail price points of the Company's exercise bikes range from $79 to $799.

  STAIR STEPPERS. Various stair stepper machines sold by the Company offer adjustable resistance, self-leveling pedals, motivational fitness monitors, accessory stations to hold water bottles, books and towels, magnetic resistance and total body conditioning, which combines upper and lower body workouts. Other features offered by the Company's stair steppers include the Speed Link adjustable resistance system, multi-window electronic monitors and programmable electronics. Retail price points for the Company's stair steppers range from $99 to $499.

  CROSS-COUNTRY SKIING MACHINES. The Company's cross-country skiing machines feature motivational fitness monitors, stowaway design, the Company's patented INSYNC Dual Action System, adjustable incline and adjustable resistance. Retail price points for the Company's cross-country skiing machines range from $99 to $199.

 ANAEROBIC PRODUCTS.

  Under the Image, ProForm, Weslo and Weider brand names, the Company offers anaerobic products, which are designed to develop muscle tone and strength.

  HOME GYMS. The Company's home gyms range from traditional cast iron or vinyl plate weight stack units to programmable electronic units that use "smart cards" to store a user's personalized fitness regimen in electronic memory. New technology and innovation within this category include home gyms which integrate aerobic crosstraining components such as stair steppers and electronic adjustability allowing simple adjustment in one pound increments with digital feedback. Selected units are designed to allow multiple users to use the equipment simultaneously. The Company's home gyms range in retail price from $99 to $1,499.

  WEIGHTS AND BENCHES. The Company offers a range of weight benches to specialty fitness dealers through the Image brand and markets a complete line of weights and benches under the Weider and ProForm brand names. Retail price points of these products range from $79 to $299.

 OTHER PRODUCTS.

  RECREATIONAL SPORTS PRODUCTS. JumpKing, Inc., a subsidiary of the Company, manufactures and markets a trampoline line that includes both mini-trampolines for indoor home exercise use and full-sized trampolines for outdoor home recreational use. The mini-trampoline retails at approximately $25; full-sized trampolines have retail price points ranging from $239 to $399.

  SPORTS MEDICINE PRODUCTS. The Company markets a line of sports medicine products under the WeiderCare brand name, including support wraps, neoprene supports, back support belts and hot and cold packs. These products are sold through channels of distribution that are not able to carry large exercise units due to floor space limitations, such as drugstore chains, supermarkets and pro shops. These products are also sold to corporate and industrial users.

  EXERCISE ACCESSORIES. The Company offers a limited line of back support belts and workout gloves and has introduced a line of exercise accessories, including ankle and hand weights, grip devices and aerobic exercise step decks.

PRODUCT INNOVATION AND DEVELOPMENT

  Product and design innovation has contributed significantly to the Company's growth. On an on-going basis, the Company evaluates new product concepts and seeks to respond to the desires and needs of consumers by frequently introducing new products and repositioning existing products. The Company has 110 full-time employees in the research and development area, holds 77 patents and has 50 patent applications pending. The Company had research and development expenses of $2.9 million, $5.2 million and $4.8 million in fiscal 1994, fiscal 1995 and the first nine months of fiscal 1996, respectively, and has budgeted $7.9 million for research and development for all of fiscal 1996.

  The Company conducts most of its research and development in 40,000 square feet of space in Logan, Utah. This facility includes plastic, mechanical and electrical engineering capabilities that are used in creating proprietary designs and features. The Company also augments its internal research and development effort by selectively evaluating new products with certain of its key customers, who then provide feedback on acceptance by potential end-users. This effort has the added benefit of enhancing the Company's relationships with key customers.

  This focus on new products and innovation enables the Company to begin selling early in a product's lifecycle and, as sales moderate, to extend product life cycles by introducing new features and repositioning products within the Company's line of brands (i.e., selling a product, with modifications, at a different price point). In fiscal 1994, 1995 and the first nine months of fiscal 1996, approximately 45%, 46% and 45%, respectively, of the Company's sales were from products that were new, enhanced or repositioned. Recent examples of the Company's product developments are the introduction of the Space Saver treadmill which folds vertically for easy storage and the development of the Cardio family of upright rowers which significantly improved on upright rower designs first marketed by others. The Company believes that its ability to take a product from concept to delivery quickly gives it significant advantages over its competitors.

  The Company's research and development teams have helped develop many of the innovative features that have encouraged consumers to purchase and use fitness equipment. Results of the Company's product development program include (i) various electronics systems, which provide motivational feedback and personalized fitness routines, (ii) upright rowers with hydraulic shocks,
(iii) treadmills which fold for easy storage and (iv) treadmills with upper body resistance. In addition, the Company was the first to market successfully cross-training home gyms equipped with aerobic stepping functions.

MANUFACTURING AND PURCHASING

  In fiscal 1995, the Company manufactured or assembled over 80% of its products at its facilities in Utah, Texas and Colorado. The balance of the Company's products were manufactured and assembled by third parties, principally in the Far East and by CanCo, a Canadian affiliate of certain shareholders which provides the Company with mostly anaerobic products. See "Certain Relationships and Related Transactions--Purchase Options," "Business--Legal Proceedings--WHF Litigation" and "--Proposed Settlement of WHF Litigation". The Company has longstanding supply relationships with a number of its offshore vendors, many of which have exclusive relationships in the fitness industry with the Company. The combination of internal manufacturing and assembly capacity and the Company's access to third-party vendors has helped the Company meet customer demand on a competitive basis. In addition, the use of third party vendors provides greater flexibility in manufacturing capacity to satisfy seasonal demands.

  As of March 2, 1996 the Company had open orders of approximately $38.3 million. The Company expects to ship substantially all of such orders during the fourth quarter of fiscal 1996.

  The Company has given notice of its intention to exercise the CanCo Option subject to satisfactory completion of various conditions including due diligence. Under the CanCo Option, the Company may terminate its obligation to purchase CanCo's assets any time prior to closing of such purchase. The Closing of the CanCo option has been delayed due to complications related to the WHF Litigation. See "Business--Legal Proceedings" and "Certain Relationships and Related Transactions" and Note 15 of the Notes to the Consolidated Financial Statements.

  The Company follows a dual sourcing strategy on many of its components to minimize the impact of sourcing disruptions. For example, the Company obtains steel tubing from two to three vendors. When practical, the Company chooses vendors that will supply the Company exclusively in the fitness equipment category. The Company's two primary sources of electronic components, for example, do not supply any other fitness equipment companies. To further control manufacturing and delivery problems associated with sourcing delays, the Company asks its electronics vendors to maintain specified inventory levels for some long lead-time components, although sourcing delays have been occasionally experienced in the past with new product introductions. In addition, the Company has identified alternative sources for key raw materials and components. Despite these precautions, however, the Company's ability to deliver its products on time is susceptible to disruptions in its supply of raw materials and components, in part because of the time needed to retool alternative component manufacturers to produce required components.

  Sales to the Company's customers are highly price sensitive. The Company sets many product prices on an annual basis but purchases raw materials and components under purchase orders providing components for periods less than one year. Accordingly, the Company sets prices for many products before it has complete knowledge of the costs of raw materials and components and sometimes before product development is complete and production costs have been firmly established. After it has established prices, the Company may be unable to pass cost increases along to its customers or to compete as effectively if it seeks to pass such costs along.

  The Company utilizes more than 1,500,000 square feet for manufacturing, including a 300,000 square foot facility in Logan where the majority of the Company's treadmills are manufactured or assembled. In the past, the Logan facility has also manufactured stair steppers, exercise bikes and home gyms. The Company constructed its Logan plant in 1990 and equipped the facility with modern manufacturing and assembly features, including fully integrated metal fabrication, powder coat painting, robotic welding and injection molding equipment. The facility, like the Company's other manufacturing facilities, was designed to permit flexible and efficient changes in the products being manufactured to match customer demand. The Company is currently expanding its manufacturing facility in Logan, Utah by approximately 40,000 square feet. In 1991, the Company began operating its Smithfield, Utah plant, which is smaller than but very similar to the Logan facility. In 1994, the Company began operating its Clearfield, Utah manufacturing facility. In addition to its facilities in Utah, the Company has manufacturing facilities in Texas and Colorado.

  The Company applies a management system to control and monitor freight, labor, overhead and material cost components of its finished goods. The Company emphasizes product quality by monitoring operations according to uniform quality control standards. In fiscal 1994, the Company received ISO 9001 certification for its Logan, Smithfield and Clearfield facilities. ISO is a nonprofit association that monitors industrial companies' manufacturing processes, quality assurance controls, personnel management and customer service in order to improve plant efficiency, product quality, customer satisfaction and company profitability.

COMPETITION

  The fitness equipment market is highly competitive. It is characterized by frequent introduction of new products, often accompanied by major advertising and promotional campaigns. The Company believes that the principal competitive factors affecting its business include price, quality, brand name recognition, product innovation, marketing resources and customer service.

  The Company competes in the U.S. with recreational and exercise activities offered by health clubs, as well as a number of domestic manufacturers, domestic direct importers, foreign companies exporting fitness products to the U.S. and, in its direct sales efforts, with major retailers and distributors. Competitors in these areas include Precor Inc., CML Group Inc. (under the NordicTrack(R) brand), LifeFitness Inc., HealthRider, Inc. and DP and Roadmaster, which are commonly owned. In Europe, the Company competes principally with Tunturi, Inc. and Kettler Int'l Inc., a number of Asian importers and some of its domestic competitors. The Company's products also indirectly compete with outdoor fitness, sporting goods and other recreational products. Competitors in these product areas include Huffy Corporation, Canstar Sports Inc. (a subsidiary of Nike Inc.), and Rollerblade, Inc. Certain competitors are better capitalized than the Company and may have greater financial and other resources than those available to the Company. In addition, there are no significant technological, manufacturing or marketing barriers to entry into the fitness equipment or the exercise accessory markets, although many companies in the industry, including the Company, have sought and received numerous patents in an effort to protect their competitive position.

EMPLOYEES

  The Company currently employs approximately 4,300 people, none of whom are represented by labor unions. Factory employees are compensated through hourly wages and a targeted incentive system. Managerial employees receive salaries and bonuses tied to the achievement of performance targets. Approximately 110 employees are engaged in research and development, 130 in sales and marketing, 3,100 in manufacturing, 30 in purchasing and 930 in other areas.

TRADEMARKS AND PATENTS

  The Company holds 77 patents and has 50 patent applications pending. The Company believes that certain of its patents and registered and common law trademarks and trade names have significant value and that some of its trademarks enhance its ability to create demand for and market its products.

ENVIRONMENTAL MATTERS

  The Company's operations are subject to federal, state and local environmental and health and safety laws and regulations that impose workplace standards and limitations on the discharge of pollutants into the environment and establish standards for the handling, generation, emission, release, discharge, treatment, storage and disposal of certain materials, substances and wastes. The nature of the Company's operations exposes it to the risk of claims with respect to environmental matters and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims. Future events, such as changes in existing laws and regulations or enforcement policies or the discovery of contamination on sites owned or operated by the Company, may give rise to additional compliance costs or operational interruptions which could have a material adverse effect on the Company's financial condition. See "Risk Factors--Environmental Considerations."

LEGAL PROCEEDINGS

 WHF LITIGATION

  The Company and its affiliates are parties to a number of agreements with WHF and its affiliates. On August 28, 1995, WHF and its affiliates, including Weider Sports, commenced a number of legal proceedings against the Company, its affiliates and its customers. WHF instituted legal proceedings against the Company and Messrs. Watterson, Stevenson, Gay, Mika and Rehnert, members of the board of directors, in the Court of Chancery of the State of Delaware and two arbitration proceedings against the Company before the American Arbitration Association in New York, New York. Weider Sports instituted legal proceedings against the Company in the U.S. District Court, Southern District of New York; filed a request for mediation with the International Chamber of Commerce (the "ICC") in Paris, France; filed three separate legal proceedings against three of the Company's customers in the U.S. District Court, District of Utah; and filed a request for reconciliation in advance of arbitration against the Company before a representative of a "big six accounting firm". In these proceedings WHF, Weider Sports and WSG claim, among other things:
(i) they are entitled to various economic adjustments under agreements related to the Recapitalization, (ii) the Company has intentionally violated territorial limitations and various other terms of the Distribution Agreement under which Weider Sports was granted exclusive rights to distribute the Company's products in certain foreign markets, (iii) certain of the directors and executive officers of the Company have breached their fiduciary duties to the Company and its minority stockholders, (iv) certain of the Company's customers have tortiously interfered with Weider Sports' rights under the Distribution Agreements, (v) the Company has violated its duties to WHF and its affiliates under the License Agreement, and (vi) the Company has violated its duties to WSG under the WSG Management Agreement. The relief sought by WHF, Weider Sports and WSG in these proceedings includes alleged compensatory damages, punitive damages and preliminary and permanent injunctive relief requiring the Company to honor its alleged obligations.

  The Company on August 30, 1995, initiated a lawsuit in the U.S. District Court, Southern District of New York, against Weider Sports seeking a preliminary injunction forbidding Weider Sports from continuing to market unlawful copies of the Cardioglide upright rower. The Company has also commenced five separate arbitration proceedings against WHF and certain of its affiliates and filed a counterclaim in one of the arbitration proceedings initiated by WHF, which proceedings and counterclaim assert the following claims: (i) WHF and its affiliates have improperly sourced products (including Weider branded products), (ii) WHF and its affiliates have infringed the Company's rights to the "Weider" trademark, (iii) the Company is entitled to economic adjustments under the agreements related to the Recapitalization,
(iv) WHF has violated territorial limits and other terms of the Distribution Agreement, (v) Weider has breached its obligations under the CanCo Option, and
(vi) Weider has failed to grant the Company control over CanCo as required.

  The lawsuits that Weider Sports and the Company filed against one another in the Southern District of New York, along with respective motions for preliminary injunction, were resolved and ultimately dismissed pursuant to a court-approved Stipulation and a related agreement. The Stipulation and agreement provide, in part, that the Company will not do business through certain distributors and will require certificates of its other distributors to the effect that said distributors agree not to sell into certain countries exclusive to Weider Sports. By this Stipulation, Weider Sports also agreed not to acquire, develop, make, promote, sell, advertise, shop or distribute the "Weider Fitness Rider" or any other product substantially similar to the Cardioglide. The mediation request that Weider Sports filed was ultimately withdrawn, and WHF and the Company thereafter filed a joint request for mediation with the ICC, which joint request remains pending. The other legal proceedings described above are also still pending.

  The Company does not believe the outcome of its legal disputes with WHF and its affiliates will have a material adverse effect upon the Company's results of operations and financial position.

 PROPOSED SETTLEMENT OF WHF LITIGATION

  The Company and WHF and its affiliates have discussed a non-binding understanding (the "Proposed Settlement") which outlines the terms of a possible settlement of the litigation between the parties which would involve amendments to the agreements currently existing between the Company and WHF and its affiliates. See "Certain Relationships and Related Transactions." The significant terms of the Proposed Settlement are outlined below. If the parties reach a definitive settlement agreement, such definitive agreement may differ from the Proposed Settlement. The parties are under no obligation to reach a definitive settlement agreement, and there can be no assurance that one will be so reached.

  Under the Proposed Settlement, the Company would have the right within twelve months of the closing of the settlement, and, assuming the consummation of the Offering or certain other events, the obligation, to purchase the IHF
Holdings Preferred Stock held by WHF and certain other stockholders for $   .

  The Company also would have under the Proposed Settlement the obligation to purchase, upon the successful completion this Offering at least fifty percent of the Common Stock held by WHF and certain other stockholders and the right to purchase up to all of the Common Stock and warrants to purchase Common Stock held by WHF and certain other stockholders (the "WHF Position") at a price per share or per warrant (less the exercise price in the case of the warrants) equal to the Initial Public Offering Price less an amount equal to the Underwriting Discount less an additional 10% discount. If less than all of the WHF Position is purchased, WHF and its affiliates would have rights to participate in future Common Stock offerings on a priority basis.

  Pursuant to the Proposed Settlement, the Company would acquire the assets, excluding cash and fixed assets but including the rights to distribute the Company's products, relating to the sports equipment business lines of Weider
Sports for approximately $    million and the assumption of certain
liabilities. The Company would, under the Proposed Settlement, also acquire specified CanCo assets and assume specified CanCo liabilities in accordance with the CanCo Option, except that the purchase price would equal
approximately $    million, notwithstanding the purchase price stated in the
CanCo Option which is estimated at $5.0 million. The Company would also, subject to an environmental audit, acquire two CanCo plants which are currently leased by other WHF affiliates to CanCo in exchange for the assumption of the existing $1.1 million (Cdn.) mortgage on the properties and
the payment of $    (Cdn.). The Company would also receive 10% of CanCo's
profits from November 14, 1994 to the date of the closing of a definitive settlement.

  Upon the purchase of the WHF Preferred Stock and at least 50% of the WHF Common Stock, WHF representation on the Company's board of directors will cease. Pursuant to the Proposed Settlement, the Company would make a payment of approximately $4.25 million to WHF and its affiliates as prepayment in full under its brand license agreements with them. The Proposed Settlement would also involve an amendment to the WSG Management Agreement under which the Company would receive a $3.0 million payment, subject to certain adjustments. In addition, the Proposed Settlement provides that Ben Weider will serve as a consultant to, and ambassador for, the Company for five years, with an annual
compensation of approximately $   , and that the Company will provide office
space and three assistants for Mr. Weider. The Proposed Settlement also contains various miscellaneous provisions that the Company does not believe are material.

 PRODUCT LIABILITY

  Due to the nature of the Company's products, the Company is subject to product liability claims involving personal injuries allegedly related to the Company's products. The Company currently carries an occurrence-based product liability insurance policy. The policy provides coverage for the period from September 1, 1995 to September 30, 1996 of up to $25 million per occurrence and $25 million in the aggregate annually. The current policy has a deductible on each claim of $250,000 for claims related to trampolines and $100,000 for claims related to all other products. The Company believes that its insurance is generally adequate to cover product liability claims. Previously, the Company maintained similar occurrence based policies with somewhat lower coverage limits and higher deductibles. Nevertheless, currently pending claims and any future claims are subject to the uncertainties related to litigation and the ultimate outcome of any such proceedings or claims cannot be predicted. Due to uncertainty with respect to the nature and extent of manufacturers' and distributors' liability for personal injuries, there is also no assurance that the product liability insurance of the Company is or will be adequate to cover such claims. In addition, there can be no assurance that the Company's insurers will remain solvent when required to make payments on claims. Furthermore, there can be no assurance that insurance will remain available, or if available, that it will not be prohibitively expensive. The loss of insurance coverage or claims exceeding that coverage could have a material adverse effect on the Company's results of operations and financial condition. See "Risk Factors--Product Liability."

 FTC PRELIMINARY INVESTIGATION

  The Federal Trade Commission ("FTC") is conducting a preliminary investigation to determine whether the Company may have made excessive advertising claims with respect to its "Cross Walk" treadmill products (which constitute a substantial portion of the Company's sales), in violation of the Federal Trade Act. The FTC has asked the Company to voluntarily provide information and documents and the Company has complied with this request.

  The Company believes that its advertising for the CrossWalk products was appropriately substantiated, and therefore that the Company did not make excessive advertising claims. If the FTC were to conclude otherwise and issue a complaint following its investigation, it may seek relief in the form of a consent decree, a cease and desist order, civil monetary penalties and/or consumer redress in the form of, among other things, refunds to consumers and public notification respecting the advertisements, if any, which the FTC concludes were excessive. Management does not believe that this matter will have a material adverse effect on its results of operations or financial position, however there can be no assurance in this regard.

 TONY LITTLE'S SETTLEMENT

  The Company had an agreement with Tony Little Enterprises, Inc. ("Tony Little") pursuant to which it had the exclusive right to market home fitness products under the Tony Little's(R) brand through December 31, 1997 and annually thereafter so long as the Company continued to make minimum royalty payments. In May 1996, the Company and Tony Little terminated their agreement. The Company will pay Tony Little a royalty on sales of its existing inventory of Tony Little's branded products.

 JANE FONDA SETTLEMENT

  The Company had entered into two agreements with certain entities affiliated with Jane Fonda (the "Fonda Entities") to be the exclusive licensee of the Jane Fonda(TM) brand name for fitness equipment and accessories in the U.S. and Canada through November 30, 1996. In August 1995, the Company was served with a complaint filed by the Fonda Entities, which sought the cancellation of the licensing agreements and certain other damages. In May 1996, the Company entered into a settlement with the Fonda Entities under which it will pay $412,500 directly to them (which was reserved in the third quarter of fiscal
1996), will pay an additional $120,000 for advertising of their products and the license agreements were cancelled.

 OTHER

  The Company is party to a variety of nonproduct liability commercial suits involving contract claims and intellectual property claims. The Company believes that adverse resolution of these suits would not have a material adverse effect on the Company.

  The Company is also involved in several patent infringement claims, arising in the ordinary course of its business. The Company believes that the ultimate outcome of these matters will not have a material adverse effect on the Company.

PROPERTIES

  The location, square footage, status and primary use of the Company's principal properties are set forth below.

                         SQUARE
        LOCATION         FOOTAGE          STATUS                  PRIMARY USES
        --------         -------          ------                  ------------
Logan, UT............... 300,000 Owned                    Manufacturing, Offices, R&D
                                                          Offices, Manufacturing,
Logan, UT............... 150,793 Leased (Month to Month)  Warehousing
Smithfield, UT..........  82,300 Leased (Expires 9/98)    Manufacturing
Clearfield, UT.......... 629,000 Leased (Month to Month)  Manufacturing, Warehousing
Clearfield, UT.......... 329,075 Leased (Expires 6/99)    Manufacturing, Warehousing
Clearfield, UT.......... 282,600 Leased (Expires 12/03)   Warehouse
Millville, UT...........  13,000 Owned                    Manufacturing, Warehousing
                                                          Offices, Manufacturing,
Garland, TX.............  95,405 Leased (Expires 9/97)    Warehousing
Dallas, TX..............  40,000 Leased (Expires 9/97)    Warehousing
Weatherford, TX.........  22,000 Leased (Expires 1/98)    Offices, Manufacturing
Denver, CO..............  40,000 Leased (Expires 4/96)    Manufacturing, Warehousing
South Brunswick, NJ..... 181,000 Leased (Month to Month)  Warehouse
South Brunswick, NJ.....  25,000 Leased (Month to Month)  Warehouse
Englewood, CO...........  10,000 Leased (Expires 6/99)    Sales Office
St. Jerome, QC.......... 134,000 Leased (Month to Month)  Warehouse
Ste.-Therese, QC........  10,000 Leased (Month to Month)  Warehouse
Logan, UT...............  68,750 Leased (Expires 5/00)    Warehouse
Smithfield, UT.......... 108,187 Leased (Expires 1/01)    Warehouse
                                                          Warehouse, Offices,
Anzin, France...........   8,097 Leased (Expires 12/96)   Apartment
Carrieres Sur Seine,
 France.................   2,966 Leased (Expires 12/98)   Warehouse, Office
Neailly Sur Seine,
 France.................     262 Leased (Expires 9/98)    Apartment
Leeds, UK...............   6,000 Leased (Expires 1/99)    Offices
Perugia, Italy..........   3,360 Leased (Expires 6/01)    Offices
Perugia, Italy..........   6,600 Leased (Expires 11/96)   Warehouse

  The Company believes that its existing facilities are well maintained, in good operating condition and adequate for its expected level of operations. Although a number of the Company's facilities are rented on a month to month basis, the Company does not anticipate difficulty in maintaining access to facilities required for the conduct of its business.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company, and their ages as of May 1, 1996, are as follows:

                NAME              AGE                  POSITION
                ----              ---                  --------
   Scott R. Watterson............  40 Chairman of the Board and Chief Executive
                                      Officer
   Gary E. Stevenson.............  40 President, Chief Operating Officer and
                                      Director
   Eric Weider...................  32 Vice Chairman of the Board
   Robert C. Gay.................  44 Vice Chairman of the Board
   Richard Renaud................  49 Director
   Ronald P. Mika................  35 Director
   Geoffrey S. Rehnert...........  38 Director
   S. Fred Beck..................  38 Chief Financial and Accounting Officer,
                                      Vice President and Treasurer
   Lynn C. Brenchley.............  49 Vice President, Business Development
   David J. Watterson............  37 Vice President, Marketing and Research and
                                      Development
   Jon M. White..................  48 Vice President, Manufacturing
   William T. Dalebout...........  47 Vice President, Design
   Brad H. Bearnson..............  42 General Counsel and Secretary

  SCOTT R. WATTERSON. Mr. Watterson has served as President and Chief Executive Officer of Weslo since he co-founded Weslo in 1977 and has served as President and Chief Executive Officer of ProForm since 1988. Effective as of the Recapitalization Closing, Mr. Watterson became Chairman of the Board and Chief Executive Officer of the Company. David Watterson is Mr. Watterson's brother.

  GARY E. STEVENSON. Mr. Stevenson has served as Chief Operating Officer of Weslo since he co-founded Weslo in 1977 and has served as Chief Operating Officer of ProForm since 1988. Effective as of the Recapitalization Closing, Mr. Stevenson became President, Chief Operating Officer and a Director of the Company.

  ERIC WEIDER. Mr. Weider became Vice Chairman of the Board of Directors of the Company effective as of the Recapitalization Closing. Mr. Weider has been a member of the Board of Directors of WHF since 1988. Mr. Weider has worked in an executive capacity for WSG since 1988 and became its chief executive officer in 1990. Mr. Weider earned his M.B.A. at the University of Toronto.

  ROBERT C. GAY. Mr. Gay became Vice Chairman of the Board of Directors of the Company effective as of the Recapitalization Closing. Mr. Gay has been a Managing Director of Bain Capital since April 1993 and has been a General Partner of Bain Capital since February 1989.

  RONALD P. MIKA. Mr. Mika became a Director of the Company effective as of the Recapitalization Closing. Mr. Mika has been a Principal of Bain Capital since December 1992 and was an associate of Bain Capital from August 1989 through November 1992.

  GEOFFREY S. REHNERT. Mr. Rehnert became a Director of the Company effective as of the Recapitalization Closing. Mr. Rehnert has been a Managing Director of Bain Capital since April 1993 and has been a General Partner of Bain Capital since 1986. Mr. Rehnert is also a director of GT Bicycles, Inc., Worldcorp, Inc., FTD, Inc., and U.S. Order, Inc.

  RICHARD RENAUD. Mr. Renaud became a Director of the Company effective as of the Recapitalization Closing. Mr. Renaud has been a member of the Board of Directors of WHF since 1986 and became Chairman in July 1994 and President and Chief Executive Officer in January 1994. Mr. Renaud is also currently a director of a number of companies, including CS Resources Limited (of which he is Chairman), an oil and gas company; Marleau Lemire, Inc., an investment bank; MPACT Immedia Inc., an electronic data interchange company; and Micro-Tempus Inc., a conductivity company. From January 1987 to May 1992, he served as Vice Chairman of Dundee Bancorp Inc., a merchant bank and asset management company, and continues to serve as a director of that company. Mr. Renaud is a chartered accountant.

  S. FRED BECK. Mr. Beck has served as the Chief Financial Officer of Weslo since 1989. Mr. Beck became Chief Financial and Accounting Officer, Vice President and Treasurer of the Company as of the Recapitalization Closing.

  LYNN C. BRENCHLEY. Mr. Brenchley has served as Vice President of Business Development of Weslo since 1990 and has continued in that position with the Company since the Recapitalization Closing. Prior to 1990, he was Vice President and General Manager of Thorn Apple Valley, a meat processor.

  DAVID J. WATTERSON. Mr. Watterson has served as Vice President of Marketing and Research and Development of Weslo since 1992 and has continued in that position with the Company since the Recapitalization Closing. Prior to 1992, Mr. Watterson served as Vice President of Sales of Weslo. Scott Watterson is David Watterson's brother.

  JON M. WHITE. Mr. White has served as Vice President of Manufacturing of Weslo since 1988 and has continued in that position with the Company since the Recapitalization Closing.

  WILLIAM T. DALEBOUT. Mr. Dalebout has served as Vice President of Design of Weslo since 1987 and has continued in that position with the Company since the Recapitalization Closing.

  BRAD H. BEARNSON. Mr. Bearnson presently serves as General Counsel and Secretary. Mr. Bearnson first joined the Company in March of 1995 prior to which he represented the Company and its predecessors, ProForm and Weslo, as outside counsel since 1983. Prior to March, 1995, Mr. Bearnson was a shareholder with the law firm of Olson & Hoggan, P.C. Mr. Bearnson is also a certified public accountant.

EXECUTIVE COMPENSATION

  The following table sets forth information concerning the compensation for fiscal 1995 and 1994 for Mr. Scott Watterson and the Company's other four most highly compensated executive officers (collectively, the "named executive officers").

                          SUMMARY COMPENSATION TABLE

                               ANNUAL COMPENSATION      LONG-TERM
                             ------------------------ COMPENSATION      ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR SALARY($) BONUS($)  OPTIONS(#)(1) COMPENSATION($)(2)
- ---------------------------  ---- --------- --------- ------------- ------------------
Scott R. Watterson(3)...     1995  325,000    423,704    447,279        2,402,060(4)
 Chairman of the Board
  and Chief                  1994  450,000  1,968,144                         900
 Executive Officer
Gary E. Stevenson(3)....     1995  300,000    423,704    368,014        1,901,400(4)
 President and Chief
  Operating Officer          1994  400,000  1,405,817                       1,000
S. Fred Beck............     1995  160,000    105,926     52,843            2,981
 Chief Financial and
  Accounting Officer         1994  125,000     71,121                         788
 Vice President and
  Treasurer
David J. Watterson......     1995  195,000    105,926     52,843            2,450
 Vice President,
  Marketing and Research     1994  167,000     71,121                         650
 and Development
Jon M. White............     1995  100,500    105,926     35,229            2,351
 Vice President,
  Manufacturing              1994   90,500     71,121                         409

- --------
(1) Options to purchase shares of the Company's Class A Common Stock. Share numbers in this table are on a pre-Conversion basis.
(2) Reflects amounts contributed by the Company for the benefit of the named executive officers under the Company's 401(k) Plan and includes $99,500 paid to each of Scott Watterson and Gary Stevenson by the Company as reimbursement for legal fees and expenses incurred by them in connection with the Recapitalization.
(3) The table does not reflect the consulting fees that Scott Watterson and Gary Stevenson may receive from CanCo equal to an aggregate of 14% of its pre-tax earnings up to the time that the Company's option to acquire CanCo's assets is exercised and closed or expires. The Company has given notice of its intention to exercise this option and may purchase the assets of CanCo, subject to satisfactory completion of certain conditions, including due diligence. The purchase of the CanCo assets has not yet been completed due to complications related to the WHF Litigation. See "Business--Legal Proceedings," "Certain Relationships and Related Transactions," and Note 15 of the Notes to the Consolidated Financial Statements. The Company may terminate its option to purchase CanCo's assets any time prior to closing. Prior to the Recapitalization, Scott Watterson and Gary Stevenson owned a 14% aggregate equity interest in CanCo.
(4) Includes $2.3 and $1.8 million received by Scott Watterson and Gary Stevenson, respectively, in connection with a four-year agreement to not compete with the Company in certain specified businesses.

  The following table sets forth information concerning options granted to each of the named executive officers in the last fiscal year.

                    OPTIONS GRANTED IN LAST FISCAL YEAR(1)

                                                                           POTENTIAL REALIZABLE
                                                                             VALUE AT ASSUMED
                                                                              ANNUAL RATES OF
                                                                                STOCK PRICE
                                      % OF TOTAL                             APPRECIATION FOR
                                    OPTIONS GRANTED                          OPTION TERM($)(3)
                          OPTIONS   TO EMPLOYEES IN  EXERCISE   EXPIRATION ---------------------
          NAME           GRANTED(#) FISCAL YEAR(2)  PRICE($/SH)    DATE        5%        10%
          ----           ---------- --------------- ----------- ---------- ---------- ----------
Scott R. Watterson......  356,691        31.8           0.10     11/14/04      22,432     56,847
                           90,588         8.1          30.87(5)  11/14/04           0          0
Gary E. Stevenson.......  277,426        24.8           0.10     11/14/04      17,450     44,222
                           90,588         8.1          30.87(5)  11/14/04           0          0
S. Fred Beck(4).........   45,294         4.0           0.10     11/14/04       2,849      7,220
                            7,549         0.7          30.87(6)  11/14/04           0          0
David J. Watterson(4)...   45,294         4.0           0.10     11/14/04       2,849      7,220
                            7,549         0.7          30.87(6)  11/14/04           0          0
Jon M. White(4).........   30,196         2.7           0.10     11/14/04       1,899      4,813
                            5,033         0.4          30.87(6)  11/14/04           0          0

- --------
(1) This table does not include warrants and options issued in connection with the Recapitalization in exchange for previously outstanding options to purchase stock of the Recapitalized Companies including those which the Company redeemed after the Recapitalization Closing for $14.83 million in the case of Mr. Watterson and $11.53 million in the case of Mr. Stevenson. All options are to purchase shares of the Company's Class A Common Stock. Share numbers in this table are on a pre-Conversion basis.
(2) Excluding options issued in connection with the Recapitalization in exchange for previously outstanding options of the Recapitalized Companies. During fiscal 1995, options covering 1,120,769 shares of the Company's Class A Common Stock were issued to employees.
(3) These potential realizable values are based on assumed rates of appreciation required by applicable regulations of the Commission. The potential realizable values stated are not discounted to their present value. As of May 31, 1995 there was no market for the Company's Common Stock. For purposes of the calculations in this table, the fair value of the Company's Class A Common Stock was assumed to be $.10 at the date of grant. These were the values ascribed to such shares in the Recapitalization. Except for this Offering, there have been no arm's-length sales of the Company's Common Stock since the closing of the Recapitalization.
(4) One third of the options granted to these employees vest each year on November 14 and all such options will vest upon the earlier of a change of control or the consummation of this Offering. As of the end of fiscal 1995, none of these options had vested.
(5) The exercise price with respect to these options was reset in March 1996 to $8.92, which was the then current fair value of the Class A Common Stock.
(6) The exercise price with respect to these options was reset in September 1995 to $5.80, which was the then current fair value of the Class A Common Stock.

  The following table sets forth information as of May 31, 1995, concerning options of the Company exercised by each of the named executive officers in fiscal 1995 and year end option values.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR(1)

                         SHARES ACQUIRED ON EXERCISE (#)        VALUE REALIZED ($)(2)
                         ----------------------------------   -------------------------
                             CLASS A            CLASS L         CLASS A      CLASS L
NAME                      COMMON STOCK       COMMON STOCK     COMMON STOCK COMMON STOCK
- ----                     ----------------   ---------------   ------------ ------------
Scott R. Watterson......         2,412,256           154,389    189,690     14,682,250
Gary E. Stevenson.......         1,876,199           120,080    151,614     11,415,450

- --------
(1) This table includes the exercise of warrants and options issued in connection with the Recapitalization in exchange for previously outstanding options to purchase stock of the Recapitalized Companies. Share numbers in this table are on a pre-Conversion basis.
(2) As of May 31, 1995 there was no market for the Company's Common Stock. For purposes of this table, the fair value of the Company's Class A Common Stock was assumed to be $.10 and the fair value of Class L Common Stock was assumed to be $99.00 at the time of exercise. These were the values ascribed to such shares in the Recapitalization. Except for the Offering, there have been no arm's-length sales of the Company's Common Stock since the closing of the Recapitalization.

                       FISCAL YEAR END OPTION VALUES(1)

                                                          VALUE OF UNEXERCISED IN-THE-
                             NUMBER OF UNEXERCISED                   MONEY
                             OPTIONS AT FY-END (#)          OPTIONS AT FY-END ($)(2)
                         ------------------------------ --------------------------------
                           EXERCISABLE/UNEXERCISABLE        EXERCISABLE/UNEXERCISABLE
                         ------------------------------ --------------------------------
                             IHF                            IHF
                           HOLDINGS   CLASS A  CLASS L    HOLDINGS   CLASS A   CLASS L
                           SERIES      COMMON   COMMON    SERIES     COMMON    COMMON
NAME                     PREFERRED(3)  STOCK    STOCK   PREFERRED(3)  STOCK     STOCK
- ----                     ------------ -------- -------- ------------ ------- -----------
Scott Watterson.........   585.8/0    90,588/0 48,620/0 2,250,000/0    0/0   4,622,069/0
Gary Stevenson..........   455.6/0    90,588/0 37,815/0 1,750,000/0    0/0   3,594,890/0
S. Fred Beck(4).........              0/52,843                         0/0
David J. Watterson(4)...              0/52,843                         0/0
Jon M. White(4).........              0/35,229                         0/0

- --------
(1) This table includes options issued in connection with the Recapitalization in exchange for previously outstanding options to purchase stock of the Recapitalized Companies. Share numbers in this table are on a pre-conversion basis.
(2) As of May 31, 1995 there was no market for the Company's Common Stock or IHF Holdings Preferred Stock. For purposes of the calculations in this table, the fair value of the Company's Class A Common Stock was assumed to be $.10, the fair value of its Class L Common Stock was assumed to be $99.00, and the fair value of IHF Holdings Preferred Stock is assumed to be $4,000 at the close of fiscal 1995. These were the values ascribed to such shares in the Recapitalization. Except for this Offering, there have been no other arm's-length sales of the Company's Common Stock or IHF Holding's Preferred Stock since the Closing of the Recapitalization.
(3) It is expected that all of Messrs. Watterson's and Stevenson's options on their IHF Holdings Preferred Stock will be redeemed in connection with this Offering.
(4) One third of these options vested on November 14, 1995.

 1994 STOCK OPTION PLAN

  In November 1994 the Company adopted the IHF Capital, Inc. 1994 Stock Option Plan (the "1994 Stock Option Plan") which provides for the grant to certain eligible employees of either incentive stock options, nonstatutory options or both. No employee shall be entitled to grants of options in excess of 700,000 shares. A total of 1,200,000 shares of Class A Common Stock have been reserved for issuance under the Stock Option Plan, which is administered by the Board of Directors.

 1996 STOCK OPTION PLAN

  The Company plans to adopt an IHF Capital, Inc. 1996 Stock Option Plan (the "1996 Stock Option Plan") which will provide for the grant to certain eligible employees of either incentive stock options, non-qualified options or both. The 1996 Stock Option Plan is subject to approval by the vote of a majority of the Company's stockholders and will otherwise satisfy the requirements of Rule 16b-3 of the 1934 Act. All options issued pursuant to the 1996 Stock Option Plan will have an exercise price equal to the then current market value of the Company's Common Stock. The 1996 Stock Option Plan will provide that options may be granted during fiscal 1997 for an equivalent of approximately 825,000 shares of Class A Common Stock and that options may thereafter by granted in each fiscal year for five years for up to 1% of the capital stock of the Company that will be outstanding immediately after the Offering. The 1996 Stock Option Plan will terminate on May 31, 2002 and will be administered by the Board of Directors.

COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company did not maintain a compensation committee during fiscal 1995. Messrs. Scott Watterson's and Stevenson's fiscal 1995 compensation was determined prior to the Recapitalization pursuant to employment contracts that had been in place since 1989 and after the Recapitalization pursuant to the newly entered into employment agreements described below. Messrs. Watterson and Stevenson participated in the deliberations concerning the compensation of other officers, and Mr. Beck participated in the deliberations concerning the compensation of officers other than himself and Messrs. Watterson and Stevenson. See "Certain Relationships and Related Transactions."

COMPENSATION OF DIRECTORS

  The Company's directors did not receive any compensation for serving on its Board of Directors in fiscal 1995, and are not entitled to receive compensation in connection with their current service. Directors are reimbursed for their out-of-pocket expenses incurred in connection with their service as directors. The Company also maintains liability insurance policies for the Company's directors. See "Certain Relationships and Related Transactions--Management Fees."

EMPLOYMENT AGREEMENTS

  Concurrent with the Recapitalization Closing, Scott Watterson and Gary Stevenson entered into five-year employment agreements with the Company. The Company and Messrs. Watterson and Stevenson have discussed certain proposed amendments to the employment agreements which have not yet been agreed to (as proposed to be amended, the "Employment Agreements"). The Employment Agreements provide for the employment of Mr. Watterson as Chairman and Chief Executive Officer with a base salary as of June 1, 1995 of $450,000 and Mr. Stevenson as President and Chief Operating Officer with a base salary of $400,000 and provide for their respective levels of participation in the management stock option and deferred compensation plans. In every other material respect, the contracts are substantially identical.

  Under the Employment Agreements, the executive's salary may be adjusted upwards at the discretion of the Board of Directors, and the executive is entitled to the use and cost of operation of a car of his choice and to participate in the life, welfare and health insurance plans and other fringe benefit programs made available by the Company to its senior executive officers (including such deferred compensation plans as may be established by the Board of Directors for such executives). Each executive is also entitled to participate in a bonus program providing for a bonus equal to a percentage of pre-interest (excluding revolving credit interest), pre-tax, pre-bonus consolidated profits of the Company not taking into account certain changes in depreciation, amortization, or certain other changes due to the Recapitalization, which percentage shall equal 1.3% for fiscal 1996, 1.4% for fiscal 1997 and thereafter a percentage established by the Board of Directors which cannot be less than 1.4%; provided, however, no bonus will be paid unless the Company's pre-interest (excluding revolving credit interest), pre-tax, pre-bonus consolidated profits exceed a level to be set by the Board of Directors based on budgets prepared by management for periods after fiscal 1995 and which level for fiscal 1995 and 1996 is 3% of net sales.

  Each executive's employment under his Employment Agreement terminates automatically upon death or bankruptcy of the executive, and is terminable by the Company for cause as provided in each agreement, upon six months' disability, or without cause upon six months' notice. The provisions providing for termination upon bankruptcy of the executive may not be enforceable under the U.S. Bankruptcy Code, however. Each executive may similarly terminate his employment immediately for cause as provided in his Employment Agreement or for any reason upon six months' notice. In the event of termination by the Company for cause or upon death or bankruptcy (if such termination is legally enforceable), the executive is not entitled to further salary, benefits or bonus. Upon termination by the executive, the Company may at its option continue the executive's employment for the notice period or terminate the executive's employment and pay the executive his salary, benefits and bonus for the lesser of the balance of the notice period or the unexpired portion of the term. Upon termination by the Company without cause, the Company is obligated to pay the executive his salary and bonus for a period of two years from the date of termination. Upon termination by the executive under certain circumstances or by the Company upon the executive's disability, the Company is obligated to pay as severance an amount equal to one month's base salary then in effect for each calendar year or part thereof elapsed since January 1, 1988, provided that in the case of disability such severance pay is reduced by payments under applicable disability insurance.

  The Employment Agreements prohibit the executives from engaging in outside business activity during the term, except that the executive may sit on outside business and charitable boards approved by the Board of Directors, make passive investments in noncompeting businesses, as defined in the Employment Agreement and spend up to five hours per week subject to a maximum of 100 hours per year counseling noncompeting businesses in which he invests. The Employment Agreements provide for customary confidentiality obligations and, in addition, a noncompetition obligation for a period of four years following termination (two years if the executive is terminated without cause except that the Company may at its option extend such period for up to additional years by paying the executive his salary and bonus during the extended period. The Employment Agreements also limit each executive's liability to the Company to the extent of such executive's salary, bonus and other compensation received by the executive during the fiscal year in which termination occurs plus any compensation which subsequently accrues to such executive. This limitation does not apply in the case of an executive's theft, fraud, embezzlement, violation of the confidentiality, notice, or non-competition provisions of his Employment Agreement, breach of the executive's non-competition agreement or certain other matters and is subject in any event to a maximum liability of $1.24 million in the case of Mr. Watterson and $1.24 million in the case of Mr. Stevenson (including any liabilities under the indemnification provisions of the Master Transaction Agreement, as defined below) for violation of the confidentiality, notice upon resignation, and non-competition provisions.

CERTAIN 1996 STOCK OPTION GRANTS

  Mr. Scott R. Watterson and Mr. Gary E. Stevenson were each granted fully vested options to purchase 38,347 shares of Class A Common Stock in June 1995 at an exercise price of $5.80 per share, (which is believed to be at least the then current fair value of the Class A Common Stock). In May 1996 Messrs. Scott Watterson, Gary Stevenson, Fred Beck, David Watterson and David White were granted fully vested options to purchase 341,053, 246,316, 54,736, 54,736 and 32,837 shares of Class A
Common Stock, respectively, at an exercise price of $5.80 per share (which was below the then current fair market value of the Class A Common Stock).

CERTAIN BENEFITS OF RECAPITALIZATION TO SENIOR MANAGEMENT

  As a part of the Recapitalization, Mr. Scott Watterson and Mr. Gary Stevenson received in exchange for their options to purchase Capital Stock of Weslo and ProForm: (i) the Redeemable Options, which the Company redeemed after the Closing for $14.83 million in the case of Mr. Watterson and $11.53 million in the case of Mr. Stevenson; (ii) options to purchase an additional 486,199 shares of Class A Common Stock (which have since been exercised) and 48,620 shares of Class L Common Stock of the Company in the case of Mr. Watterson and 378,155 shares of Class A Common Stock (which have since been exercised) and 37,815 shares of Class L Common Stock of the Company in the case of Mr. Stevenson at an exercise price of $0.00397 per share of Class A Common Stock and $3.93482 per share of Class L Common Stock; (iii) options to purchase 585.8 shares of Series A-2 IHF Holdings Preferred Stock in the case of Mr. Watterson and 455.6 shares of Series A-2 IHF Holdings Preferred Stock in the case of Mr. Stevenson, with each such share of Series A-2 IHF Holdings Preferred Stock having a liquidation preference as of the Closing of the Recapitalization of $4,000 per share and each such option having an exercise price of $158.98 per share; and (iv) Warrants to purchase 25,478 shares of Class A Common Stock of the Company in the case of Mr. Watterson and Warrants to purchase 19,816 shares of Class A Common Stock of the Company in the case of Mr. Stevenson, with each Warrant having been exercised at a strike price of $.10 per share. The per share price of Class A Common Stock paid in the Recapitalization was $0.10, and the per share price of Class L Common Stock paid in the Recapitalization was $99.00. See "Principal and Selling Shareholders." Messrs. Watterson and Stevenson also received employee stock options under the Company's 1994 Stock Option Plan. The Company reimbursed $199,000 of Messrs. Watterson's and Stevenson's legal fees and expenses in connection with the Recapitalization and has maintained and will continue to maintain certain directors' and officers' liability insurance policies for the benefit of Messrs. Watterson and Stevenson and the Company's other directors and officers. Messrs. Watterson and Stevenson also entered into four-year agreements not to compete with the Company in certain specified businesses for which they received $2.3 million and $1.8 million, respectively. Messrs. Watterson and Stevenson also receive a consulting fee from CanCo equal to an aggregate of 14% of its pretax earnings until the Company's option to acquire CanCo's assets is exercised (and the purchase is closed) or expires. Prior to the Recapitalization, Messrs. Watterson and Stevenson owned a 14% aggregate equity interest in CanCo. Messrs. Watterson and Stevenson also entered into the employment agreements described above under "Employment Agreements."

  In the Recapitalization, each of Messrs. Beck, David Watterson, White and Dalebout received, in exchange for his common stock in certain of the Recapitalized Companies, 63,400 shares of Class A Common Stock and 6,340 shares of Class L Common Stock of the Company. Each of Messrs. Beck and David Watterson also purchased 11,700 shares of Class A Common Stock and 1,170 shares of Class L Common Stock, with the proceeds of loans from the Company in the amount of $116,987.13 and the par value in cash. Each of Messrs. White and Dalebout purchased 7,750 shares of Class A Common Stock and 775 shares of Class L Common Stock, with the proceeds of a loan from the Company in the amount of $77,491.48 and the par value in cash. Messrs. Beck, David Watterson, White and Dalebout donated certain of their shares to the Church of Jesus Christ of Latter Day Saints from which the Company received repurchase options. The Company exercised these options in January of 1995. Upon exercise, the Company received 45,950 shares of its Class A Common Stock and 4,595 shares of its Class L Common Stock in exchange for $459,500 in connection with shares originally issued to Mr. Beck; 45,100 shares of its Class A Common Stock and 4,510 shares of its Class L Common Stock in exchange for $451,000 in connection with shares originally issued to Mr. David Watterson; and 44,900 shares of its Class A Common Stock and 4,490 shares of its Class L Common Stock in exchange for $449,000 in connection with shares originally issued to each of

Messrs. White and Dalebout. Other members of management purchased an aggregate of 82,800 shares of Class A Common Stock and 8,280 shares of Class L Common Stock, for an aggregate purchase price of $828,000, $560,500 of which was payable by these members of senior management in cash, and the balance with the proceeds of loans from the Company. All members of the Company's senior management also participate in the Company's 1994 Stock Option Plan.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the agreements summarized below, including the definitions therein of certain terms. It is currently contemplated that certain of those agreements may be amended. See "Business-- Legal Proceedings--Proposed Settlement of WHF Litigation."

  MASTER TRANSACTION AGREEMENT. The Original Shareholders, the optionholders of the Recapitalized Companies and the Company are parties to a First Amended and Restated Master Transaction Agreement, dated as of October 12, 1994 (the "Master Transaction Agreement"), providing for certain of the transactions constituting the Recapitalization. Pursuant to the Master Transaction Agreement, among other things, the Original Shareholders and the optionholders of the Recapitalized Companies made certain representations and warranties regarding themselves and the Recapitalized Companies and provided certain indemnities in favor of the Company, and the Company made certain representations and warranties regarding itself and provided certain indemnities in favor of the Original Shareholders and the optionholders of the Recapitalized Companies, subject in the case of such indemnities to certain limitations as to time and amount. The Master Transaction Agreement identifies certain consents of third parties that were required to consummate the Recapitalization. The Company believes that one required consent was not obtained, but that the lack of such consent has not had and will not have a material adverse effect on its financial condition and results of operation.

  WEIDER BRAND NAME. Concurrent with the closing of the Recapitalization, the Company obtained from Weider Sports, WHF, WSG and Weider Europe certain rights to use the Weider name pursuant to two separate exclusive license agreements. Pursuant to the first such license agreement between the Company and Weider Sports (the "Weider Sports License"), Weider Sports granted the Company the exclusive worldwide right and license to use the "Weider" trademark and certain other trademark rights owned by or licensed to Weider Sports in Canada (the "Canadian Trademark Rights") to identify certain fitness and exercise equipment and non-ingestive sports medicine products other than "soft goods" (the "Licensed Products") and certain services related thereto (the "Licensed Services"). Pursuant to the second such license agreement (the "WHF License") by and among the Company as licensee, and WSG, WHF, and Weider Europe as licensors (collectively, the "Licensor"), the Licensor granted the Company the exclusive worldwide right and license to use the "Weider" trademark and certain other trademark rights owned by or licensed to the Licensor in all areas of the world other than Canada (the "U.S. and Other Trademark Rights") to identify Licensed Products and Licensed Services. Under the WHF License, the Licensor has represented and warranted, among other things, that it is the owner or licensee of such trademark rights in the United States, Mexico, the United Kingdom, France, Germany, the Benelux countries, Italy, Austria and Switzerland. Weider Sports pursuant to the Weider Sports License, and WHF, WSG and Weider Europe pursuant to the WHF License, retain the ownership of and right to exploit the Canadian Trademark Rights and the U.S. and Other Trademark Rights, respectively, throughout the world to identify all present or future products other than the Licensed Products and services other than Licensed Services. Under the Weider Sports License, the Company paid a $5 million license fee at the Recapitalization Closing and has a perpetual, fully paid-up license with respect to the Canadian Trademark Rights. Under the WHF License, the Company will pay a royalty with respect to the U.S. and Other Trademark Rights equal to 2% of sales of Licensed

Products sold thereunder until such time as the Company has paid an aggregate royalty with respect to such U.S. and Other Trademark Rights equal to $12 million plus an interest factor accruing on the unpaid portion of the royalty at a per annum rate of 10%. The Company has the right to prepay this royalty at any time. When the royalty has been paid in full, the Company will have a perpetual, fully paid up license to such U.S. and Other Trademark Rights. If the royalty has not been paid in full by the tenth anniversary of the Recapitalization Closing, or if sales of the Licensed Products in any fiscal year during the term of the WHF License fall below $5 million Cdn. and the royalty is not thereupon paid in full, the Company's rights under the WHF License will terminate and such rights will revert to the Licensor. See "Business--Legal Proceedings."

  PURCHASE OPTION. Under the CanCo Option the Company has the right at any time within 30 months after the closing of the Recapitalization to purchase the net fixed assets, inventory and certain other assets of CanCo at a purchase price equal to aggregate net book value, which is believed by the parties to be the fair market value of such fixed assets, inventory and other assets, and the assumption of certain related leases and contracts. These assets consist primarily of manufacturing facilities (which are leased) which have supplied products to the Recapitalized Companies and other affiliates of WHF and Weider Europe and are continuing to supply products to the Company and affiliates of WHF. In fiscal 1993, 1994 and 1995, and the first nine months of fiscal 1996, the Company purchased $3.3 million, $7.4 million, $26.4 million and $42.8 million, respectively, of products from CanCo. All such purchases by the Company have been and will continue to be on an arm's length basis at any time when the CanCo Option has not been exercised. The Company will provide management services to CanCo for so long as it has the right to exercise the CanCo Option and will receive a management fee equal to 10% of CanCo's pre-tax earnings before such fee, including reasonable out of pocket expenses. No management fees were received from CanCo in fiscal 1995 or in the first nine months of fiscal 1996. Scott Watterson and Gary Stevenson are entitled to receive from CanCo an aggregate of 14% of its pre-tax earnings up to the time that the Canco Option is exercised and closed or expires. In August 1995, the Company gave notice of its intention to exercise the CanCo Option, under which it may purchase CanCo's assets, subject to various conditions. The purchase of the CanCo assets has not yet been completed due to complications related to WHF litigation. See "Business--Legal Proceedings" and Note 15 of the Notes to the Consolidated Financial Statements. The Company may terminate its obligation to purchase CanCo's assets any time prior to executing a final puchase and sale agreement.

  EUROPEAN OPERATIONS. The Company purchased certain fixed assets for approximately $0.2 million and assumed certain liabilities (primarily real estate leases) of Weider Europe. It has also hired selected former employees of Weider Europe and its affiliates. These assets and employees, supplemented by the Company's domestic resources, have been used in establishing the Company's presence in targeted European markets. The Company's recently established European operations continue to obtain products and/or components from affiliates of WHF and made purchases from such affiliates of $0.2 million in the first nine months of fiscal 1996.

  INTERNATIONAL DISTRIBUTION ARRANGEMENTS. Prior to the beginning of fiscal 1996, the Company sold products to affiliates of WHF for international distribution, primarily in Europe. In fiscal 1993, 1994 and 1995 sales by the Company to such affiliates of WHF aggregated $2.7 million, $4.9 million and $8.8 million, respectively. Since the beginning of fiscal 1996, the Company has been selling its products directly in Europe.

  The Company has entered into an agreement with Weider Sports, an affiliate of the Company, under which Weider Sports has exclusive, perpetual, worldwide distribution rights, except as noted below, for certain of the Company's products on the same terms and conditions as those given to the Company's most favored customers in countries other than the United States, the United Kingdom, France, Germany, the Benelux countries, Italy, Austria, Switzerland and Mexico. Weider Sports does not have distribution rights with respect to certain of the Company's products, including products sold under third party brand names.

  Weider Sports' rights are non-exclusive for countries where sales were less than $20,000 Cdn. annually in the two years ending in May 1994 and will become non-exclusive for any country if, after June 1, 1996, sales in that country are less than the greater of (x) $20,000 Cdn. or (y) 65% of the average sales in that country during the three years ending in May 1994. Weider Sports has the option of maintaining its exclusivity by paying the amount of any shortfall in the minimum performance level but may exercise this right only once for each country. There is a dispute between Weider Sports and the Company regarding which countries are exclusive under the distribution agreement.

  If Weider Sports loses its exclusive status for a country and subsequently achieves sales levels in that country that exceed the targeted levels, then Weider Sports will regain its exclusive status for that country unless exclusive distribution arrangements for that country have previously been established with another party. Weider Sports has a right of first refusal on any exclusive distributorship arrangement that the Company proposes to award to a third party in a country where Weider Sports has non-exclusive rights and will forfeit its distribution rights for that country if it does not exercise its right of first refusal.

  Notwithstanding these distribution arrangements, the Company may sell products to U.S. retailers who make purchasing decisions in the U.S. for distribution into Weider Sport's exclusive territory. The Company may also sell non-Weider branded products through other distributors in Japan, Korea and Taiwan. The Company must pay Weider Sports a commission on such sales and must satisfy certain procedural requirements in connection with such sales.

  Under these distribution arrangements, the Company is generally required to make sales to Weider Sports on terms and conditions, including price, payment terms and delivery terms that are as favorable as those extended to any third party and that are as favorable as those prevailing on August 1, 1994.

  The agreement with Weider Sports also provides that Weider Sports and the Company will use their best efforts to negotiate amendments to the distribution agreement in good faith to reflect market terms and conditions for similar arrangements which shall be effective upon the completion of the Offering.

  WSG AND WEIDER EUROPE MANAGEMENT AGREEMENTS. The Company entered into an agreement as of June 1, 1994 under which the Company provided certain management services to WSG and acts as WSG's agent to maintain and liquidate its inventory and service and collect the accounts receivable of WSG in return for specified fees. For fiscal 1995, the Company was paid a management fee of $2.7 million. Following the Recapitalization, WSG stopped paying fees under to management agreement and later terminated that agreement. See "Business--Legal Proceedings."

  In connection with the Recapitalization the Company and Weider Europe entered into a substantially similar agreement which became effective as of January 15, 1995 pursuant to which the Company provides management services to Weider Europe and since the Recapitalization Closing has been acting as Weider Europe's agent to maintain and liquidate the inventory and is servicing and collecting the accounts receivable of Weider Europe. Weider Europe has not paid any fees under the management agreement.

  NONCOMPETE AGREEMENTS. In connection with the closing of the Recapitalization, the Company entered into noncompete agreements with WHF under which the Company paid WHF $2.4 million in the aggregate for its agreement not to compete with the Company in certain specified businesses for a five-year term. In addition, the Company entered into four year agreements with Messrs. Watterson and Stevenson not to compete with the Company in certain specified businesses for which they received $2.3 million and $1.8 million, respectively.

  TAX SHARING AGREEMENT. For federal income tax purposes, the taxable income of IHF Holdings and Health & Fitness is included in a single consolidated federal income tax return, and ICON currently files a separate federal income tax return. Such taxable income may also be included in certain state and local consolidated, combined or unitary income tax returns. A tax sharing agreement was entered into in connection with the Recapitalization among Health & Fitness, IHF Holdings, ICON and their affiliates to provide that each such company will pay its separate company tax liability calculated as if it were not included in consolidated, combined or unitary returns with its parent. In connection with the Merger, the Tax Sharing Agreement will be amended.

  ADVERTISING AND MARKETING RELATIONSHIPS. Historically, the Company purchased advertising space for certain of their products in magazines and other publications produced by WHF and its affiliates on terms better than or at least as favorable as those offered to independent parties. In fiscal 1993, 1994, 1995, and the first nine months of fiscal 1996 the Recapitalized Companies purchased $134,000, $132,000, $283,000 and $36,000, respectively, of such advertising.

  MANAGEMENT FEES. WHF received aggregate management fees from the Company of $1.0 million, $0.4 million and nothing in fiscal 1993, 1994 and 1995, respectively. Since the closing of the Recapitalization, pursuant to a management agreement (the "Bain Management Agreement"), Bain Capital Partners IV, L.P. ("Bain IV"), an affiliate of Bain Capital, provides management consulting services to the Company for an annual fee of $800,000 plus reimbursement of reasonable out-of-pocket expenses. In fiscal 1995 and the first nine months of fiscal 1996, the Company paid Bain IV $.4 and $.6 million, respectively, in consulting fees. The Bain Management Agreement includes customary indemnification provisions in favor of Bain IV. In addition, if the Company enters into any acquisition transactions involving at least $10 million, Bain IV will receive a fee in an amount which will approximate 1% of the gross purchase price of the transaction (including assumed debt).

  STRUCTURING FEE. Pursuant to the Bain Management Agreement, the Company paid to Bain IV a structuring fee of $3.5 million plus reimbursement of out-of-pocket expenses in consideration of Bain IV's assistance in facilitating certain debt financing for the Recapitalization.

  REIMBURSEMENT OF ORIGINAL SHAREHOLDER EXPENSES. The Company reimbursed $2.0 million of expenses incurred by WHF and the other Original Shareholders in connection with the Recapitalization.

  PRIOR RELATIONSHIPS. The Company had a number of relationships with affiliates which were terminated at or prior to the closing of the Recapitalization. The Recapitalized Companies paid corporate allocations to WHF in an aggregate amount of $1.3 million and $0.4 million in fiscal 1993 and 1994, respectively and paid nothing to WHF since the beginning of fiscal 1995. The Company also made payments to WHF in lieu of tax payments in amounts equal to the reported earnings of the Company multiplied by the applicable tax rates for periods through the Closing. In addition, WHF served as the Company's source of revolving credit from October 1993 until October 1994, charging interest at its cost of funds.

  LOANS TO EMPLOYEES. In connection with the exercise of options prior to the Recapitalization, ProForm accepted as partial payment notes in the amount of $60,000 from each of Mr. Beck and Mr. David Watterson and $57,000 from each of Mr. White and Mr. Dalebout. Such notes bear interest at prime plus 0.5% and remain outstanding. In connection with the purchase of stock in the Recapitalization, the Company accepted as partial payments, notes bearing interest at a per annum rate equal to 7.5% in the amount of approximately $117,000 from each of Mr. Beck and Mr. David Watterson and $77,500 from Mr. White. $177,000, $177,000 and $134,500 remain outstanding from Messrs. Beck, David Watterson and White, respectively.

                            PRINCIPAL STOCKHOLDERS

  The following table and notes thereto set forth certain information with respect to the beneficial ownership of the Company's outstanding shares of Common Stock immediately prior to the Offering by (i) each person known to the Company to beneficially own more than 5% of the outstanding shares of Common Stock of the Company, (ii) each director and named executive officer of the Company individually and (iii) all directors and named executive officers of the Company as a group. For a description of the Common Stock of the Company, see "Description of Capital Stock."

                                                           PERCENTAGE
                                                            PRIOR TO  PERCENTAGE
                                                              THE     AFTER THE
                    NAMES                     NUMBER(1)(2)  OFFERING   OFFERING
                    -----                     ------------ ---------- ----------
Scott R. Watterson+..........................
   c/o ICON Health & Fitness, Inc.
   1500 South 1000 West
   Logan, Utah 84321
Gary E. Stevenson+...........................
   c/o ICON Health & Fitness, Inc.
   1500 South 1000 West
   Logan, Utah 84321
S. Fred Beck(4)..............................
   c/o ICON Health & Fitness, Inc.
   1500 South 1000 West
   Logan, Utah 84321
David S. Watterson(5)........................
   c/o ICON Health & Fitness, Inc.
   1500 South 1000 West
   Logan, Utah 84321
Jon M. White(6)..............................
   c/o ICON Health & Fitness, Inc.
   1500 South 1000 West
   Logan, Utah 84321
Eric Weider+(7)..............................
   c/o Weider Health and Fitness
   21100 Erwin Street
   Woodland Hills, California 91367
Richard Renaud+(8)...........................
   c/o TNG Corporation
   1 Place Ville Marie
   Suite 3200
   Montreal, Quebec H3B 3Y2 Canada
Robert C. Gay+(9)............................
   c/o Bain Capital, Inc.
   Two Copley Place, 7th Floor
   Boston, Massachusetts 02116
Ronald P. Mika+(9)...........................
 c/o Bain Capital, Inc.
 Two Copley Place, 7th Floor
 Boston, Massachusetts 02116

                                             AMOUNT AND    PERCENTAGE
                                              NATURE OF     PRIOR TO  PERCENTAGE
                                             BENEFICIAL       THE     AFTER THE
                  NAMES                    OWNERSHIP(1)(2)  OFFERING   OFFERING
                  -----                    --------------- ---------- ----------
Geoffrey S. Rehnert+(9)..................
 c/o Bain Capital, Inc.
 Two Copley Place, 7th Floor
 Boston, Massachusetts 02116
The Bain Funds (9).......................
 c/o Bain Capital, Inc.
 Two Copley Place, 7th Floor
 Boston, Massachusetts 02116
Weider Health and Fitness (8)............
 21100 Erwin Street
 Woodland Hills, California 91367
Greyfriars Ltd. .........................
 167 Regent Street
 London W1, England
All directors and executive officers as a
 group (10 persons)......................

- --------
 * Less than one percent.
 + Director of the Company.
(1) Except as otherwise indicated, (i) the named owner has sole voting and investment power with respect to the shares set forth and (ii) the figures in this table are calculated in accordance with Rule 13d-3, as amended, under the Securities Exchange Act of 1934. All current shareholders and warrantholders of the Company are parties to a Stockholders Agreement pursuant to which they have agreed to vote for two directors selected by certain shareholders affiliated with management, two directors selected by WHF and its affiliates and all remaining directors as selected by Bain Capital Fund IV, L.P., Bain Capital Fund IV-B, L.P., BCIP Associates and BCIP Trust Associates, L.P. (collectively, the "Bain Funds"). They have also agreed to vote to fix the number of directors as set by the Bain Funds and to cast their votes with respect to certain matters, including the disposition of the Company's assets, as directed by the Bain Funds. The Stockholders Agreement also provides for certain "drag-along", "tag-along" and registration rights. See "Description of Capital Stock-- Stockholders Agreement." The shares reported in this table as owned by a shareholder do not include the shares over which such shareholder has the right to direct the vote pursuant to such Stockholders Agreement.
(2) Assumes no exercise of the Underwriters' over-allotment option and does not give effect to purchases, if any, by such persons in the Offering.
(3) Assumes that the Underwriters' over-allotment option is not exercised.
(4) Excludes     shares of Common Stock subject to purchase upon exercise of
    options that are not exercisable within 60 days after    , 1996.
(5) Excludes     shares of Common Stock subject to purchase upon exercise of
    options that are not exercisable within 60 days after    , 1996.
(6) Excludes     shares of Common Stock subject to purchase upon exercise of
    options that are not exercisable within 60 days after    , 1996.
(7) Includes     shares of Common Stock held directly by WHF and    shares of
    Common Stock subject to purchase upon exercise of warrants held directly by WHF. Mr. Weider is a director and executive officer of WHF. Excludes shares held by Greyfriars Ltd., which is an indirect wholly-owned subsidiary of a trust of which Mr. Weider is a beneficiary.
(8) Includes     shares of Common Stock held directly by WHF and    shares of
    Common Stock subject to purchase upon exercise of warrants held directly by WHF. Mr. Renaud is Chairman and Chief Executive Officer of WHF.
(9) Includes the shares owned by each of the Bain Funds, of which the named shareholder is deemed the beneficial owner by virtue of being a general partner or principal, or a general partner or a principal of the general partner, of such Bain Fund.

                         DESCRIPTION OF CAPITAL STOCK

  Upon the consummation of the Offering, the authorized capital stock of the
Company will consist of     shares of Common Stock, $0.01 par value per share
and     shares of Preferred Stock, $0.01 par value per share. The discussion herein describes the Company's capital stock, its Amended and Restated Certificate of Incorporation and its Bylaws, each as anticipated to be in effect upon consummation of the Conversion and the Offering. The following summary of certain provisions of the Company's capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the form of Amended and Restated Certificate of Incorporation and the Bylaws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

  Certain provisions described herein may have the effect of impeding stockholder actions with respect to certain business combinations and the election of new members to the Board. As such, the provisions could have the effect of discouraging open market purchases of the Company's Common Stock because they may be considered disadvantageous by a stockholder who desires to participate in a business combination or elect a new director.

COMMON STOCK

  Immediately prior to the Offering, there were    shares of Common Stock
outstanding held of record by     stockholders. There will be     shares of
Common Stock outstanding after giving effect to the sale of the shares of Common Stock offered hereby assuming no exercise of the Underwriters' over-allotment option.

  Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the remaining shares will not be able to elect any directors. The Bylaws of the Company provide for a classified Board of Directors where one class of directors is elected each year for a term extending to the third succeeding annual meeting of stockholders after such election. The Amended and Restated Certificate of Incorporation will require that any action required or permitted to be taken by the Company's stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by consent in writing. Additionally, the Amended and Restated Certificate of Incorporation will require that special meetings of the stockholders of the Company be called only by a majority of the Board or by certain officers. The Amended and Restated Bylaws will provide that stockholders seeking to bring business before or to nominate directors at any annual meeting of stockholders must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 60 days nor more than 90 days prior to such meeting or, if less than 70 days' notice was given for the meeting, within ten days following the date on which such notice was given. The Bylaws also will specify certain requirements for a stockholder's notice to be in proper written form. These provisions will restrict the ability of stockholders to bring matters before the stockholders or to make nominations for directors at meetings of stockholders. The effect of these provisions may make it more difficult to effect a change of control of the Board of Directors or take action by the stockholders.

  The holders of Common Stock are entitled to receive such lawful dividends as may be declared by the Board of Directors subject to the prior rights of the holders of any Preferred Stock and the restrictions contained in the Credit Agreement and the Senior Subordinated Notes Indenture. See "Dividend Policy." The shares of Common Stock will not be redeemable or convertible, and the holders thereof will have no preemptive or subscription rights to purchase any securities of the Company. In the event of liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock will be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its stockholders. There are no sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and shares of Common Stock to be issued pursuant to the Offering shall be fully paid and nonassessable.

  The Company has applied for the Common Stock to be approved for listing on the NYSE.

PREFERRED STOCK

  No shares of Preferred Stock are outstanding. The Board of Directors has the authority, without further action by the stockholders, to issue the shares of Preferred Stock in one or more series and to fix the rights, preferences and privileges thereof, including voting rights, dividend rights, terms of redemption, redemption prices, liquidation preferences, number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. Although it presently has no intention to do so, the Board of Directors, without stockholder approval, could issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock and reduce the amount of funds available for the potential payment of dividends on shares of Common Stock. This provision may be deemed to have a potential anti-takeover effect, and the issuance of Preferred Stock in accordance with such provision may delay or prevent a change of control of the Company.

DELAWARE LAW

  Section 203. Following the consummation of the Offering, the Company will be subject to the "business combination" provisions of the DGCL. In general, such provisions prohibit a publicly-held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (i) either the transaction or the transaction pursuant to which the stockholder became an "interested stockholder" is approved by the Board of Directors prior to the date the "interested stockholder" obtained such status, (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. Such restrictions would not apply to those who were "interested stockholders" prior to the consummation of the Offering. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company. In addition, the Amended and Restated Certificate of Incorporation will provide that the affirmative vote of at least 80% of the outstanding voting stock is required for a business combination between the Company or any subsidiary and the beneficial owner of more than five percent of the outstanding voting stock unless such transaction
(i) has been approved by a majority of the disinterested directors or (ii) involves a person who, as of the effectiveness of the Offering, was the beneficial owner of more than five percent of the outstanding voting stock of the Company or any affiliate thereof.

  Limitations on Liability and Indemnification of Officers and Directors. The DGCL provides that a corporation may limit the liability of each director to the corporation or its stockholders for monetary damages except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The Company's Amended and Restated Certificate of Incorporation will provide that, to the fullest extent permitted by Delaware law, no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent conduct). This provision does not exonerate the directors from liability under federal securities laws nor does it limit the availability of non-monetary relief in any action or proceeding against a director. In addition, the Amended and Restated Certificate of Incorporation will provide that the Company shall, to the fullest extent not prohibited by Delaware Law, indemnify its officers and directors against liabilities, cost and expenses as provided by Delaware Law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or others pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

STOCK TRANSFER AGENT AND REGISTRAR

  The stock transfer agent and registrar for the Company's Common Stock is Fleet National Bank.

                            STOCKHOLDERS AGREEMENT

  The summary herein of certain provisions of the Stockholders Agreement is not complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Stockholders Agreement, a copy of which is available upon request to the Company.

GENERAL

  The Company and all current holders of Common Stock of the Company and all holders of warrants to purchase the Company's Common Stock (the
"Participants") have entered into the Stockholders Agreement.

RIGHTS AND OBLIGATIONS TO SELL

  The Stockholders Agreement provides that, upon any transfer (by merger, sale or otherwise) by the Bain Funds and their affiliates of at least 10% of the Company's Common Stock then held by the Bain Funds and their affiliates to any person other than the current holders of the Company's Common Stock, each Participant will have the right to sell the same percentage of his or her shares of Common Stock as the Bain Funds and their affiliates are selling to the purchaser, on the same terms and conditions as the Bain Funds and their affiliates. In addition, in the case of a sale of all of the Company's Common Stock then held by the Bain Funds and their affiliates, such sellers will have the right to cause each Participant to sell their shares of Common Stock to the purchaser on the same terms and conditions as the Bain Funds and their affiliates. Provisions of the Stockholders Agreement relating to rights and obligation to sell Common Stock expire when the public float of the Company's Common Stock (excluding shares issued in exchange for IHF Holdings Preferred Stock, if any) exceeds $200 million as measured over a five day trading period.

REGISTRATION RIGHTS

  Pursuant to the Stockholders Agreement, the Bain Funds have the right to demand registration under the Securities Act of the Company's Common Stock held by them at any time. Each of two groups of the Original Shareholders that are Participants have the right to demand two registration of the Company's Common Stock, the first at any time after 4 years of the Recapitalization Closing and the second at any time five and one half years or more after the Recapitalization Closing. Persons holding an aggregate of at least 25% of the shares issued upon exercise of the Company's warrants issued with the Discount Notes and Senior Subordinated Notes ("Warrant Shares") (excluding any such shares which have been sold in a public market) have the right to demand, in aggregate, up to two registrations under the Securities Act of the Common Stock held by them, at any time 180 days or more after the closing of this Offering. This right will terminate on such date, if any, when all Warrant Shares (excluding shares which have been sold in a public market) are freely resaleable under Rule 144(k) and no holder thereof holds more than 1% of all outstanding Common Stock of the Company. In addition, after November 14, 2001, Scott Watterson and Gary Stevenson will each have the right to demand registration under the Securities Act of the Common Stock held by each of them on an unlimited number of occasions; provided that (i) the holder exercising demand registration rights beneficially owns, directly or indirectly, more than 5% of the outstanding Common Stock of the Company, (ii) certain of such holder's demand registration rights have been previously exercised, and (iii) such holder has been cut back in connection with the exercise of at least one of such other previously exercised registration rights. All of the Participants' demand registration rights will be suspended for 180 days following the Offering or any other public offering of the Company's Common Stock (other than pursuant to a shelf registration statement).

  For purposes of the registration rights provisions of the Stockholders Agreement, Warrant Shares held by certain officers of the Company, the Original Shareholders and affiliates of Bain Capital will be treated as though they were not Warrant Shares.

  The Stockholders Agreement also provides that each Participant has the right, subject to reduction as set forth in next sentence, to require the Company to cause such Participant's Shares to be included in any public offering of the Company's Common Stock (other than pursuant to a shelf registration statement). However, if the aggregate number of shares of Common Stock which the Participants elect to include exceeds the number which, in the opinion of the managing underwriter, can be sold in such offering without materially adversely affecting the public offering, the number of such shares sold in such an offering shall be allocated, first to the Company, second pro rata to the holders of the Company's Common Stock held by Participants, including holders of Warrant Shares (other than shares previously sold under Rule 144 or under a registration statement) and third pro rata to the holders of other shares.

  In addition, the Stockholders Agreement requires the Company to file within 13 months after the Closing of this Offering, and as soon as practicable thereafter, cause to become effective, and maintain the effectiveness of, a shelf registration statement covering resale of the Warrant Shares; this requirement will lapse on such date, if any, as all Warrant Shares (excluding any such shares which have been sold in a public market) are freely resaleable under Rule 144(k) and no holder thereof holds more than 1% of all the Company's Common Stock.

VOTING RIGHTS

  The Stockholders Agreement requires Participants to vote their shares to fix the number of directors of the Board of Directors of the Company at a number equal to or greater than seven as determined by the Bain Funds and to elect as its directors two individuals nominated by WHF and its affiliates, two individuals nominated by certain members of management and the individuals nominated by the Bain Funds to fill the remaining number of director positions. The Stockholders Agreement further provides that the Bain Funds may direct the voting of all Participant Shares with respect to certain liquidity events, including a sale of a substantial portion of the assets of the Company and its subsidiaries, an offering of its securities, a merger or consolidation and a change of control.The Stockholders Agreement provides that all Participants will be deemed to have granted proxies to vote their shares to implement all of the foregoing voting provisions.

  The limitations on voting rights, and grant of proxies, expire upon the occurrence of the earliest of certain events or, if no such events have occurred, on November 14, 2004.

OTHER

  The Stockholders Agreement contains customary provisions regarding indemnification and contribution in the event of losses caused by the misstatement of any information or the omission of any information required to be provided in a registration statement filed under the Securities Act. The Stockholders Agreement also requires the Company to pay certain of the expenses associated with any registration and offering of the Company's Common Stock. In connection with this Offering, the Proposed Settlement and the proposed amendments to the Employment Agreements, certain changes may be made to the Stockholders Agreement.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

  At March 2, 1996, Health & Fitness had $124.6 million of revolving credit borrowings under the Credit Agreement. Advances under the Revolving Credit Facility provided under the Credit Agreement are based upon the amount of Eligible Accounts and Eligible Inventory (each as defined in the Credit Agreement) of Health & Fitness and may not at any time exceed the lesser of
(i) $160,000,000 or (ii) 85% of Eligible Accounts plus 60% of Eligible Inventory (with a seasonal increase to 70% of Eligible Inventory in effect during the months of June through November of each year) plus, the Over Advance Amount. The Over Advance Amount equals the lesser of (i) $15 million in the first year after the closing of the Recapitalization (the "Recapitalization Closing"), $10 million in the second year after the Recapitalization Closing, $5 million in the third year after the Recapitalization Closing and zero thereafter, (ii) Health & Fitness' EBITDA for the trailing 12-month period ending as of the last day of the preceding month and (iii) 85% of Health & Fitness' book value of accounts (which are not Eligible Accounts) plus 60% of the book value of inventory (which is not Eligible Inventory) (with a seasonal increase to 70% of such inventory in effect during the months of June through November of each year). Health & Fitness' ability to make revolving credit borrowings under the Credit Agreement expires on November 14, 1999. At March 2, 1996, Health & Fitness had $35.4 million of additional indebtedness available to be drawn on a revolving credit basis under the Credit Agreement. Health & Fitness also has two term loan facilities under the Credit Agreement. The Term Loan A Facility provides for borrowings of $17,500,000 advanced at closing of the Recapitalization, with a final maturity date of November 14, 1999. The amortization schedule for the Term Loan A Facility calls for quarterly payments of $625,000 commencing March 31, 1996, $937,500 commencing March 31, 1997, $1,250,000 commencing
March 31, 1998 and $1,562,500 commencing March 31, 1999. The Term Loan B Facility provides for borrowings of $17,500,000 advanced at closing of the Recapitalization, with a final maturity date of November 14, 2001. The amortization schedule for the Term Loan B Facility calls for quarterly installments of $62,500 commencing March 31, 1996 and $1,562,500 commencing March 31, 2000 with the balance of $5,562,500 due at maturity. The Credit Agreement contains a number of covenants all of which Health & Fitness was in compliance with as of the date hereof. The Company intends to attempt to renegotiate its Credit Agreement to provide for additional borrowings.

  After this Offering, Health & Fitness will have outstanding $66.25 million (face value) in Senior Subordinated Notes which are unsecured senior subordinated obligations of Health & Fitness. They mature on July 15, 2002 and bear interest at the rate of 13.00% per annum. The Senior Subordinated Notes Indenture contains certain customary covenants, including, but not limited to, covenants with respect to the following matters: limitation on indebtedness; limitation on other senior subordinated indebtedness; limitation on restricted payments; limitation on issuance and sale of capital stock of subsidiaries; limitation on dividends and other payment restrictions affecting subsidiaries; additional guarantees; limitation on guarantees by subsidiaries; limitation on transactions with affiliates; limitation on sale of assets; limitation on sale and leaseback transactions; limitation on liens, change of control offer; and consolidation, merger and sale of assets.

                        SHARES ELIGIBLE FOR FUTURE SALE

  In addition to the     shares of Common Stock offered hereby, there will be
    shares of Common Stock outstanding as of the effective date of the Prospectus, all of which existing shares are "restricted shares" (the "Restricted Shares") under the Securities Act. Beginning 180 days after the
date of this Prospectus,     Restricted Shares will become eligible for sale
in the public market pursuant to the expiration of certain lock-up agreements with the Company, subject to the volume, holding period and other restrictions of Rule 144 promulgated under the Securities Act. In connection with the Recapitalization, the Company entered into the Stockholders Agreement with its officers, directors and principal stockholders, which, subject to the lock-up agreements, requires the Company to register an offering of Common Stock held by such persons or their transferees at their request, subject to certain conditions and restrictions. The Stockholders Agreement allows the parties thereto and their transferees to include their Common Stock in a registered offering of Common Stock initiated by the Company or by another stockholder of the Company. The Stockholders Agreement also requires the Company to file within 13 months after the Closing of this Offering, and as soon as practicable thereafter, to cause to become effective, and maintain the effectiveness of a shelf registration statement covering resale of the Warrant Shares. See "Stockholders Agreement."

  In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated including affiliates) who has beneficially owned Restricted Shares for at least two years (which is currently proposed to be amended to one year) is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then
outstanding shares of the Company's Common Stock (approximately     shares
immediately after the Offering) or the average weekly trading volume during the four calendar weeks preceding such a sale.

  Under Rule 144(k), if a period of at least three years (which the Commission has proposed to amend to two years) has elapsed since the later of the date Restricted Shares were acquired from the Company or the date they were acquired from an affiliate of the Company, as applicable, then a holder of such Restricted Shares who is not an affiliate of the Company at the time of the sale and who has not been an affiliate of the Company for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above.

  After 180 days after this Offering, the Company intends to file a registration statement on Form S-8 under the Act to register shares of Common Stock reserved for issuance under the 1994 Stock Option Plan and the 1996 Stock Option Plan, thus permitting the resale of shares issued under the plans by non-affiliates in the public market without restriction under the Act. Such registration statement will become effective immediately upon filing. As of
the closing of the Offering, options to purchase     shares of Common Stock
will be outstanding under the Company's stock option plans and     shares of
Common Stock will be available for future grants.

  Prior to the Offering, there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market or the perception that such sales may occur could adversely affect prevailing market prices and adversely affect the Company's ability to raise additional capital in the capital markets at a time and price favorable to the Company. See "Stockholders Agreement," "Risk Factor--Shares Eligible for Future Sale" and "--No Prior Public Market."

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the underwriters of the U.S. Offering named below (the "U.S. Underwriters"), and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, has severally agreed to purchase from the Company the number of shares of Common Stock opposite its name below:

                                                                     NUMBER OF
                UNDERWRITER                                        COMMON SHARES
                -----------                                        -------------
      Goldman, Sachs & Co. .......................................
      Donaldson, Lufkin & Jenrette Securities Corporation.........
      Merrill Lynch, Pierce, Fenner & Smith
           Incorporated
                                                                       ----
        Total.....................................................
                                                                       ====

  Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at
such price less a concession of $    per share. The U.S. Underwriters may
allow, and such dealers may reallow, a concession not in excess of $    per
share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  The Company has entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the International Offering (the "International Underwriters" and, together with the U.S. Underwriters,
the "Underwriters") providing for the concurrent offer and sale of     shares
of Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the U.S. Offering made hereby is a condition to the closing of the International Offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Donaldson, Lufkin, & Jenrette Securities Corporation and Merrill Lynch International.

  Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as part of the distribution of the shares offered as a part of the International Offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

  Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

  This prospectus may be used by Underwriters and dealers in connection with offers and sales of the Company's Common Stock, including shares initially sold in the International Offering, to persons located in the United States.

  The Company has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the shares of Common Stock offered. The Company has granted the International Underwriters a similar option exercisable for 30 calendar days after the date
of this Prospectus to purchase up to an aggregate of     shares of additional
Common Stock.

  The Company has agreed that during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of the Prospectus, not to offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the Common Stock or which are convertible or exchangeable into securities which are substantially similar to the Common Stock, without the prior written consent of the representatives, except for the Common Stock offered in connection with the U.S. Offering and International Offering. The Company's officers, directors and certain stockholders, have agreed not to sell, contract to sell, pledge or otherwise dispose of or agree to dispose of any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock or establish a "put equivalent position" with respect to the Common Stock within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934 for a period of 180 days after the date of this Prospectus, without the prior written consent of the representatives of the U.S. Underwriters.

  The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price was negotiated among the Company and the representatives of the U.S. Underwriters and the International Underwriters. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, was the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  The Company has applied for the Common Stock to be approved for listing on the NYSE. In order to meet one of the requirements for listing on the NYSE, the U.S. Underwriters have undertaken to sell lots of 100 or more Shares to a minimum of 2000 beneficial owners.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Ropes & Gray, Boston, Massachusetts. Certain legal matters with respect to the validity of the shares of the Common Stock will be passed upon for the Underwriters by Shearman and Sterling, New York, New York.

                                    EXPERTS

  The consolidated statements of operations, stockholders' equity (deficit) and cash flows of the Company and subsidiaries for each of the two years in the period ended May 31, 1994 and the consolidated balance sheet of the Company and its subsidiaries as of May 31, 1994 and the related financial statement schedule have been audited by Deloitte and Touche LLP, independent auditors, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

  The consolidated statements of operations, stockholders' equity (deficit) and cash flows of the Company and its subsidiaries for the year ended May 31, 1995 and the consolidated balance sheet of the Company and its subsidiaries as of May 31, 1995 included in this Prospectus and the financial statement schedule included in the Registration Statement have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, appearing elsewhere herein, given on the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  A Registration Statement on Form S-1, including amendments thereto, relating to the Common Stock offered hereby has been filed by the Company with the Securities and Exchange Commission (the "Commission"), Washington, D.C. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement and the exhibits and schedules thereto may be inspected by anyone without charge and copies may be obtained at prescribed rates at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part of these materials may be obtained from the Commission upon the payment of certain fees prescribed by the Commission by writing to the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

  The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements and a report thereon by the Company's independent accountants and quarterly reports containing unaudited consolidated financial data for the first three quarters of each fiscal year. Health & Fitness and IHF Holdings have been reporting companies under the Securities Exchange Act of 1934.

                               IHF CAPITAL, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Price Waterhouse LLP ............................................. F-2
Report of Deloitte & Touche LLP ............................................ F-3
Consolidated Financial Statements:
  Consolidated Balance Sheet ............................................... F-4
  Consolidated Statements of Operations .................................... F-5
  Consolidated Statement of Stockholders' Equity (Deficit) ................. F-6
  Consolidated Statements of Cash Flows .................................... F-7
  Notes to Consolidated Financial Statements ............................... F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of IHF Capital, Inc.

  In our opinion, the accompanying consolidated financial statements listed in the index on page F-1 present fairly, in all material respects, the financial position of IHF Capital, Inc. (to be renamed ICON Fitness Corporation and formerly known as Weslo, Inc., ProForm Fitness Products, Inc., and American Physical Therapy, Inc. and subsidiaries (the "Recapitalized Companies")) and its subsidiaries, at May 31, 1995 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
Boston, Massachusetts
August 29, 1995, except Notes 10 and 15
 which are as of May 21, 1996

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors of
IHF Capital, Inc.:

  We have audited the accompanying consolidated balance sheet of IHF Capital, Inc. (to be renamed ICON Fitness Corporation) (formerly known as Weslo, Inc., ProForm Fitness Products, Inc. and American Physical Therapy, Inc.) and its subsidiaries as of May 31, 1994, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the two years in the period ended May 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of IHF Capital, Inc. and its subsidiaries as of May 31, 1994, and the consolidated results of their operations and their cash flows for each of the two years in the period ended May 31, 1994 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Salt Lake City, Utah
July 15, 1994
(December 23, 1994 as to Note 1)

                               IHF CAPITAL, INC.

                           CONSOLIDATED BALANCE SHEET
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                               RECAPITALIZED
                                 COMPANIES
                                 (NOTE 1)                 COMPANY
                               ------------- ----------------------------------
                                                                     MARCH 2,
                                                                       1996
                                                         MARCH 2,   (UNAUDITED)
                                  MAY 31,     MAY 31,      1996     AS ADJUSTED
                                   1994        1995     (UNAUDITED)  (NOTE 2)
                               ------------- ---------  ----------- -----------
ASSETS
Current assets:
 Cash.........................   $     95    $   4,099   $   3,183   $   3,183
 Accounts receivable, net.....    100,219      114,325     215,438     215,438
 Inventories..................     54,206       95,635      98,899      98,899
 Deferred income taxes........      2,809        7,588       3,821       3,821
 Other assets.................      3,864        5,600       6,338       6,338
                                 --------    ---------   ---------   ---------
   Total current assets.......    161,193      227,247     327,679     327,679
Property and equipment, net...     20,219       23,144      29,921      29,921
Deferred income taxes.........        --         3,121       5,712       5,712
Long-term receivables, net....      3,034          --          --          --
Other assets..................        210       36,673      27,565      27,565
                                 --------    ---------   ---------   ---------
                                 $184,656    $ 290,185   $ 390,877   $ 390,877
                                 ========    =========   =========   =========
LIABILITIES AND STOCKHOLDERS'
 EQUITY (DEFICIT)
Current liabilities:
 Current portion of long-term
  debt........................   $    261    $     688   $   2,752   $   2,752
 Accounts payable.............     45,796       73,968     100,545     100,545
 Interest payable.............        --         5,035       4,231       4,231
 Accrued expenses.............     12,596        9,350      10,492      10,492
 Income taxes payable.........        --           130       5,185       5,185
 Payable to Weider............      4,697          --          --          --
                                 --------    ---------   ---------   ---------
   Total current liabilities..     63,350       89,171     123,205     123,205
                                 --------    ---------   ---------   ---------
Long-term debt, at May 31,
 1994 includes $62,245 due to
 Weider.......................     65,181      267,427     322,795     322,795
Deferred income taxes.........      1,593          --          --          --
Minority interest in cumula-
 tive redeemable preferred
 stock of subsidiary..........        --        42,804      46,629      46,629
Stockholders' equity (defi-
 cit):
 Cumulative preferred stock,
  $100 par value, 100,000
  shares authorized, 65,492
  shares issued and
  outstanding at May 31,
  1994........................      6,549          --          --          --
 Class L common stock, par
  value, $.001, 1,200,000
  shares authorized, 617,350
  shares issued and
  outstanding (liquidation
  preference $64.5 million
  and $69.4 million at May
  31, 1995 and March 2, 1996,
  respectively); none
  outstanding on a pro forma
  basis at March 2, 1996......        --             1           1         --
 Class A common stock, par
  value $.001, 15,000,000
  shares authorized,
  7,717,265 shares issued and
  outstanding at May 31, 1995
  and 7,747,461 issued and
  outstanding at March 2,
  1996; none outstanding on a
  pro forma basis at March 2,
  1996........................        --             8           8         --
 Common stock; $.01 par
  value, 2,050,000 shares
  authorized, 748,161 shares
  issued and outstanding; no
  par value, 10,000 shares
  authorized, 1,000 shares
  issued and outstanding at
  May 31, 1994................          2          --          --          --
 Common stock, par value
  $.01,   shares authorized,
    shares outstanding upon
  the conversion of the Class
  A and Class L common into
  Common stock on a pro forma
  basis at March 2, 1996......        --           --          --            9
 Additional paid-in capital...      1,177       74,948      74,951      74,951
 Receivable from officers for
  purchase of equity..........       (101)        (369)       (758)       (758)
 Cumulative translation
  adjustment..................        --           --          (16)        (16)
 Retained earnings
  (accumulated deficit).......     46,905     (183,805)   (175,938)   (175,938)
                                 --------    ---------   ---------   ---------
   Total stockholders' equity
    (deficit).................     54,532     (109,217)   (101,752)   (101,752)
                                 --------    ---------   ---------   ---------
Commitments and contingencies
 (Note 13)....................        --           --          --          --
                                 --------    ---------   ---------   ---------
                                 $184,656    $ 290,185   $ 390,877   $ 390,877
                                 ========    =========   =========   =========

   The accompanying notes are an integral part of the consolidated financial statements.

                               IHF CAPITAL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                             RECAPITALIZED
                          COMPANIES (NOTE 1)               COMPANY
                          ------------------- -----------------------------------
                                                               FOR THE NINE
                          YEAR ENDED MAY 31,                   MONTHS ENDED
                          ------------------- YEAR ENDED  -----------------------
                                               MAY 31,     MARCH 4,    MARCH 2,
                            1993      1994       1995        1995        1996
                          --------- --------- ----------  ----------- -----------
                                                          (UNAUDITED) (UNAUDITED)
Net sales...............  $ 314,889 $ 403,016 $ 530,774    $ 416,436   $594,213
Cost of sales...........    228,575   288,208   378,322      302,254    432,682
                          --------- --------- ---------    ---------   --------
Gross profit............     86,314   114,808   152,452      114,182    161,531
                          --------- --------- ---------    ---------   --------
Operating expenses:
 Selling................     38,462    52,116    68,706       47,028     69,806
 Research and
  development...........      1,693     2,863     5,163        3,862      4,782
 General and
  administrative........     24,433    28,578    31,097       21,583     35,179
 Compensation expense
  attributable to
  options...............        --        --     39,046       39,046        --
                          --------- --------- ---------    ---------   --------
    Total operating
     expenses...........     64,588    83,557   144,012      111,519    109,767
                          --------- --------- ---------    ---------   --------
Income from operations..     21,726    31,251     8,440        2,663     51,764
Interest expense........      5,473     6,224    21,495       15,467     27,434
Dividend on cumulative
 redeemable preferred
 stock of a subsidiary
 held by minority
 interest...............        --        --      2,804        1,529      3,825
Amortization of deferred
 financing fees.........        --        --      1,741          932      2,638
                          --------- --------- ---------    ---------   --------
Income (loss) before
 income taxes...........     16,253    25,027   (17,600)     (15,265)    17,867
Provision for (benefit
 from) income taxes.....      6,216     9,766    (4,719)      (5,172)    10,000
                          --------- --------- ---------    ---------   --------
Net income (loss).......  $  10,037 $  15,261 $ (12,881)   $ (10,093)  $  7,867
                          ========= ========= =========    =========   ========
Pro forma income (loss)
 per common and common
 equivalent share
 (unaudited)............                      $                        $
                                              =========                ========
Weighted average shares
 used in computation of
 pro forma income (loss)
 per common and common
 equivalent share
 (unaudited)............
                                              =========                ========

     The accompany notes are an integral part of the consolidated financial statements.

                               IHF CAPITAL, INC.

           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                     CUMULATIVE                                                                   RECEIVABLE
                      PREFERRED         CLASS L         CLASS A                                      FROM
                        STOCK        COMMON STOCK    COMMON STOCK     COMMON STOCK    ADDITIONAL OFFICERS FOR CUMULATIVE
                   ----------------  -------------- ---------------- ---------------   PAID-IN     PURCHASE   TRANSLATION
                   SHARES    VALUE   SHARES   VALUE  SHARES    VALUE  SHARES   VALUE   CAPITAL    OF EQUITY   ADJUSTMENT
                   -------  -------  -------  ----- ---------  ----- --------  -----  ---------- ------------ -----------
Recapitalized
Companies
 Balance, June 1,
 1992............   65,492  $ 6,549      --   $--         --   $--    741,753  $  2    $ 1,076      $ --         $--
 Preferred stock
 dividends.......      --       --       --    --         --    --        --    --         --         --          --
 Net income......      --       --       --    --         --    --        --    --         --         --          --
                   -------  -------  -------  ----  ---------  ----  --------  ----    -------      -----        ----
 Balance, May 31,
 1993............   65,492    6,549      --    --         --    --    741,753     2      1,076        --          --
 Preferred stock
 dividends.......      --       --       --    --         --    --        --    --         --         --          --
 Exercise of
 stock options...      --       --       --    --         --    --      7,408   --         101       (101)        --
 Net income......      --       --       --    --         --    --        --    --         --         --          --
                   -------  -------  -------  ----  ---------  ----  --------  ----    -------      -----        ----
Company
 Balance, May 31,
 1994............   65,492  $ 6,549      --   $--         --   $--    749,161  $  2    $ 1,177      $(101)       $--
 Preferred stock
 dividends.......      --       --       --    --         --    --        --    --         --         --          --
 Equity exchanges
 and distribu-
 tions to stock-
 holders.........  (65,492)  (6,549) 225,360   --   2,253,600     2  (749,161)   (2)    21,357        --          --
 Issuance of
 Class L and
 Class A common
 stock to new in-
 vestors and man-
 agement.........      --       --   410,075     1  4,100,750     4       --    --      41,003       (657)        --
 Issuance of re-
 placement war-
 rants and op-
 tions to pur-
 chase shares of
 Class L and
 Class A common
 stock...........      --       --       --    --         --    --        --    --      34,700        --          --
 Options exer-
 cised, shares
 called and can-
 celled..........      --       --       --    --         --    --        --    --     (26,356)       --          --
 Issuance of war-
 rants to pur-
 chase shares of
 Class L and
 Class A common
 stock in con-
 junction with
 debt offering...      --       --       --    --         --    --        --    --       4,806        --          --
 Exercise of op-
 tions and war-
 rants to pur-
 chase Class A
 common stock....      --       --       --    --   1,543,765     2       --    --          69        --          --
 Class A and
 Class L common
 stock called and
 cancelled.......      --       --   (18,085)  --    (180,850)  --        --    --      (1,808)       389         --
 Net loss........      --       --       --    --         --    --        --    --         --         --          --
                   -------  -------  -------  ----  ---------  ----  --------  ----    -------      -----        ----
 Balance, May 31,
 1995............      --   $   --   617,350  $  1  7,717,265  $  8       --   $--     $74,948      $(369)       $--
 Issuance of com-
 mon stock on
 option exercise
 (unaudited).....      --       --       --    --      30,196   --        --    --           3        --          --
 Payments to of-
 ficers for Class
 A and Class L
 common stock
 called and can-
 celled (unau-
 dited)                --       --       --    --         --    --        --    --         --        (389)        --
 Foreign currency
 translation
 (unaudited).....      --       --       --    --         --    --        --    --         --         --          (16)
 Net income (un-
 audited)........      --       --       --    --         --    --        --    --         --         --          --
                   -------  -------  -------  ----  ---------  ----  --------  ----    -------      -----        ----
 Balance, March
 2, 1996
 (unaudited).....      --   $   --   617,350  $  1  7,747,461  $  8       --   $--     $74,951      $(758)       $(16)
                   =======  =======  =======  ====  =========  ====  ========  ====    =======      =====        ====
                     RETAINED       TOTAL
                     EARNINGS   STOCKHOLDERS'
                   (ACCUMULATED    EQUITY
                     DEFICIT)     (DEFICIT)
                   ------------ -------------
Recapitalized
Companies
 Balance, June 1,
 1992............   $  22,669     $  30,296
 Preferred stock
 dividends.......        (531)         (531)
 Net income......      10,037        10,037
                   ------------ -------------
 Balance, May 31,
 1993............      32,175        39,802
 Preferred stock
 dividends.......        (531)         (531)
 Exercise of
 stock options...         --            --
 Net income......      15,261        15,261
                   ------------ -------------
Company
 Balance, May 31,
 1994............   $  46,905     $  54,532
 Preferred stock
 dividends.......        (243)         (243)
 Equity exchanges
 and distribu-
 tions to stock-
 holders.........    (217,586)     (202,778)
 Issuance of
 Class L and
 Class A common
 stock to new in-
 vestors and man-
 agement.........         --         40,351
 Issuance of re-
 placement war-
 rants and op-
 tions to pur-
 chase shares of
 Class L and
 Class A common
 stock...........         --         34,700
 Options exer-
 cised, shares
 called and can-
 celled..........         --        (26,356)
 Issuance of war-
 rants to pur-
 chase shares of
 Class L and
 Class A common
 stock in con-
 junction with
 debt offering...         --          4,806
 Exercise of op-
 tions and war-
 rants to pur-
 chase Class A
 common stock....         --             71
 Class A and
 Class L common
 stock called and
 cancelled.......         --         (1,419)
 Net loss........     (12,881)      (12,881)
                   ------------ -------------
 Balance, May 31,
 1995............   $(183,805)    $(109,217)
 Issuance of com-
 mon stock on
 option exercise
 (unaudited).....         --              3
 Payments to of-
 ficers for Class
 A and Class L
 common stock
 called and can-
 celled (unau-
 dited)                   --           (389)
 Foreign currency
 translation
 (unaudited).....         --            (16)
 Net income (un-
 audited)........       7,867         7,867
                   ------------ -------------
 Balance, March
 2, 1996
 (unaudited).....   $(175,938)    $(101,752)
                   ============ =============

   The accompanying notes are an integral part of the consolidated financial statements.

                               IHF CAPITAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                             RECAPITALIZED
                               COMPANIES
                               (NOTE 1)                      COMPANY
                          --------------------  ----------------------------------
                                                YEAR ENDED   FOR THE NINE MONTHS
                          YEAR ENDED MAY 31,     MAY 31,            ENDED
                          --------------------  ---------- -----------------------
                                                            MARCH 4,    MARCH 2,
                            1993       1994        1995       1995        1996
                          ---------  ---------  ---------- ----------- -----------
                                                           (UNAUDITED) (UNAUDITED)
OPERATING ACTIVITIES:
Net income (loss).......  $  10,037  $  15,261   $(12,881)  $(10,093)   $  7,867
Adjustments to reconcile
net income (loss) to net
cash (used in) provided
by operating activities:
 (Benefit) provision for
  deferred taxes........       (615)    (1,153)    (9,493)   (10,576)      1,176
 Depreciation and amor-
  tization..............      3,433      4,010     11,579      8,081      14,726
 Compensation expense
  attributable to op-
  tions.................        --         --      12,303     12,303         --
 Interest expense at-
  tributable to divi-
  dends on preferred
  stock held by minority
  interest..............        --         --       2,804      1,529       3,825
Changes in operating as-
 sets and liabilities:
 Accounts receivable....    (25,840)   (32,559)   (14,106)   (55,859)   (101,113)
 Inventories............    (11,363)       726    (41,429)   (23,098)     (3,264)
 Other assets...........       (766)     1,217     (5,837)    (2,731)      4,937
 Accounts payable and
  accrued expenses......      7,539     25,844     29,961      8,121      26,916
 Income taxes payable...        --         --         130     (1,652)      5,055
 Payable to Weider......      1,981        919     (4,697)    (2,803)        --
                          ---------  ---------   --------   --------    --------
 Net cash (used in) pro-
  vided by operating ac-
  tivities..............    (15,594)    14,265    (31,666)   (76,778)    (39,875)
                          ---------  ---------   --------   --------    --------
INVESTING ACTIVITIES:
Purchases of property
 and equipment..........     (4,034)    (6,924)    (7,977)    (7,102)    (11,637)
Payment for non-compete
 agreements.............        --         --      (4,070)    (4,070)        --
                          ---------  ---------   --------   --------    --------
 Net cash used in in-
  vesting activities....     (4,034)    (6,924)   (12,047)   (11,172)    (11,637)
                          ---------  ---------   --------   --------    --------
FINANCING ACTIVITIES:
Borrowings (payments) on
 revolving loans and
 lines of credit, net...     20,561    (68,925)    66,400    106,983      50,998
Proceeds from long-term
 debt...................        219    105,197    194,999    194,999         --
Payments on long-term
 debt...................       (436)   (43,222)   (58,197)   (58,197)        --
Proceeds from issuance
 of common stock........        --         --      40,423     40,423           3
Repurchase of common
 stock..................        --         --      (1,808)    (1,808)        --
Payments (borrowings)
 from officers for eq-
 uity purchases.........        --         --         389        389        (389)
Payments of dividends...       (531)      (531)      (243)      (243)        --
Distributions to stock-
 holders................        --         --    (166,738)  (166,738)        --
Payment of debt financ-
 ing fees...............        --         --     (27,508)   (27,508)        --
                          ---------  ---------   --------   --------    --------
 Net cash provided by
  (used in) financing
  activities............     19,813     (7,481)    47,717     88,300      50,612
                          ---------  ---------   --------   --------    --------
Effect of exchange rate
 changes on cash........        --         --         --         --          (16)
                          ---------  ---------   --------   --------    --------
Net increase (decrease)
 in cash................        185       (140)     4,004        350        (916)
Cash, beginning of peri-
 od.....................         50        235         95         95       4,099
                          ---------  ---------   --------   --------    --------
Cash, end of period.....  $     235  $      95   $  4,099   $    445    $  3,183
                          =========  =========   ========   ========    ========

   The accompanying notes are an integral part of the consolidated financial statements.

                               IHF CAPITAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND DESCRIPTION OF THE BUSINESS

  BASIS OF PRESENTATION--The consolidated May 31, 1995 financial statements include the accounts of IHF Capital, Inc. (to be renamed ICON Fitness Corporation), its subsidiary IHF Holdings, Inc. ("IHF Holdings"), IHF Holdings' wholly-owned subsidiary, ICON Health & Fitness, Inc. ("Health & Fitness"), and Health & Fitness's wholly-owned subsidiaries (collectively, the "Company"). The minority interest in IHF Holdings represents cumulative redeemable preferred stock held by certain shareholders of the Company (Note
9). Other than the Senior Discount Notes (Note 8) and related deferred financing fees and deferred income tax benefit and the redeemable preferred stock (Note 9) issued by IHF Holdings, all assets and liabilities of the Company are those of Health & Fitness.

  The consolidated May 31, 1994 and 1993 financial statements of Weslo, Inc. and its wholly-owned subsidiaries, of ProForm Fitness Products, Inc. and its wholly-owned subsidiaries, and of American Physical Therapy, Inc., (collectively, the "Recapitalized Companies") all of which were majority-owned subsidiaries of Weider Health and Fitness, Inc. ("WHF"), reflect the financial position and results of operations as if they had been combined since inception on a basis similar to a pooling of interests.

  DESCRIPTION OF BUSINESS--The Company is principally involved in the development, manufacturing and distribution of home fitness equipment throughout the United States. For the year ended May 31, 1995, the majority of the Company's revenues were derived from the sale of aerobic fitness equipment. The Company primarily sells its products to retailers and, to a limited extent, to end-users through direct response advertising efforts.

  THE RECAPITALIZATION--On November 14, 1994 the recapitalization (the "Recapitalization") took place as follows: (1) the existing shareholders of the Recapitalized Companies contributed their capital stock of the Recapitalized Companies to IHF Capital and IHF Holdings in exchange for $21.9 million of Class A and Class L Common Stock of IHF Capital, $36.0 million of IHF Holdings Preferred Stock, warrants to purchase Class A Common Stock of IHF Capital, and $159.3 million of demand promissory notes of Health & Fitness (the "Shareholder Notes"); (2) certain senior executives of the Company exchanged their options to purchase capital stock of the Recapitalized Companies for $34.7 million of replacement options and warrants to purchase Class A and Class L Common Stock of IHF Capital and $4.0 million of options to purchase preferred stock of IHF Holdings; (3) affiliates of Bain Capital, Inc. ("Bain Capital") and certain other parties purchased $40.4 million of Class A and Class L Common Stock of IHF Capital, (4) the 13% Senior Subordinated Notes and 15% Senior Secured Discount Notes were issued (Note 8), the proceeds of which were used to repay the Shareholder Notes; and (5) Health & Fitness caused the Recapitalized Companies to be merged with and into itself. As a result of the recapitalization IHF Holdings owns all of the outstanding capital stock of Health & Fitness, and IHF Capital owns all of the outstanding common stock of IHF Holdings.

  Concurrent with the closing of the Recapitalization, the Company obtained exclusive licenses to market certain fitness equipment and certain non-ingestive sports medicine products under the "Weider" and related brand names (Note 14).

2. SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION--All significant intercompany accounts and transactions have been eliminated in the consolidation of the Company.

  CASH--Substantially all of the Company's cash is held by two banks at May 31, 1995. The Company does not believe that as a result of this concentration it is subject to any unusual credit risk beyond the normal risk associated with commercial banking relationships.

                               IHF CAPITAL, INC.

  INVENTORIES--Inventories include freight-in, materials, labor, and manufacturing overhead costs and are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

  PROPERTY AND EQUIPMENT--Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets. Expenditures for renewals and improvements are capitalized, and maintenance and repairs are charged to operations.

  LONG-TERM RECEIVABLES--Long-term receivables at May 31, 1994 consist of trade receivables from two customers which have filed Chapter 11 bankruptcy. These receivables are net of allowances of $1,487,000, which have been provided to reduce the recorded balance to management's estimate of the net realizable value of such long-term receivables. One of these receivables was collected and the other receivable was exchanged for common stock in the customer and written down to its estimated value at May 31, 1995.

  NON-COMPETE AGREEMENTS--Included in long-term other assets are capitalized costs associated with non-compete agreements the Company entered into with certain key executives of the Company for a four year term. These assets are being amortized using the straight-line method over the life of the agreements (Note 6).

  DEFERRED FINANCING COSTS--As part of the Recapitalization, the Company deferred certain debt issuance costs relating to the establishment of the Revolving Credit Facility (Note 8) and the issuance of the 13% Senior Subordinated Notes and the 15% Senior Secured Discount Notes (collectively referred to as the "Notes"). These costs are capitalized in long-term other assets and are being amortized using the straight-line method for costs associated with the Revolving Credit Facility and the effective interest method for costs associated with the Notes (Note 6).

  REVENUE RECOGNITION--The Company recognizes revenue upon the shipment of product to the customer. Allowances are recognized for estimated returns, discounts, advertising programs, and warranty costs associated with these sales.

  CONCENTRATION OF CREDIT RISK--Financial instruments which potentially expose the Company to concentration of credit risk include trade accounts receivable. To minimize this risk, ongoing credit evaluations of customers' financial condition are performed and reserves are maintained; however, collateral is not required. A significant portion of the Company's sales in the retail sector are made to two customers, Sears Roebuck ("Sears") and Sam's Wholesale Clubs ("Sam's"). Sears accounted for approximately 34%, 34% and 31% of total sales for the years ended May 31, 1993, 1994 and 1995, respectively. Sam's accounted for approximately 12% of total sales for the years ended May 31, 1994 and 1995. Accounts receivable from these two customers accounted for approximately 41%, 27% and 40% of total accounts receivable at May 31, 1994 and 1995 and March 2, 1996 (unaudited), respectively.

  RESEARCH AND DEVELOPMENT COSTS--Research and product development costs are expensed as incurred. Research and development activities include the design of new products and product enhancements and are performed by both internal and external sources.

  INCOME TAXES--The Company accounts for income taxes utilizing the asset and liability method as prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the Company to record in its balance sheet deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in different periods for financial statements versus tax returns.

  Prior to the Recapitalization on November 14, 1994, the Recapitalized Companies were included as part of the consolidated tax return filed by WHF. Taxes otherwise due to or refundable from the

                               IHF CAPITAL, INC.

taxing authorities calculated on a separate company basis have been reflected as due to or from WHF. Subsequent to the Recapitalization, IHF Capital files a separate return and Health & Fitness is included as part of the consolidated tax return filed by IHF Holdings.

  FOREIGN CURRENCY HEDGES--The Company enters into foreign currency forward exchange contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its anticipated or committed foreign currency exposures on purchases in Canadian dollars. The effect of this practice is to minimize the impact of foreign exchange rate movements on the Company's operating results. The Company's hedging activities do not subject the Company to exchange rate risk because gains and losses on these contracts offset losses and gains on the assets and transactions being hedged. Unrealized gains and losses on these contracts are deferred and accounted for as part of the hedged transactions. Cash flows from these contracts are classified in the Statement of Cash Flows in the same category as the hedged transactions. As of May 31, 1994 and 1995 the Company had approximately $18 million Canadian and $19 million Canadian, respectively, of open forward exchange contracts to sell Canadian dollars throughout fiscal years May 31, 1995 and 1996, respectively. The fair value of these forward exchange contracts are based on quoted market prices. At May 31, 1994 and 1995 the estimated unrealized gain (loss) on outstanding forward exchange contracts was ($106,000) and $210,000, respectively.

  FAIR VALUE OF FINANCIAL INSTRUMENTS--The fair value of financial instruments including cash, accounts receivable, accounts payable, accrued liabilities and long-term debt approximate book values at May 31, 1995, except for the long-term debt included in the following table. The carrying amount for the Senior Subordinated Notes and the Senior Secured Discount Notes was established based on market conditions at the time the debt was issued. The estimated fair value for the long-term notes is based on quoted market prices (in thousands).

                                                                MAY 31, 1995
                                                             -------------------
                                                             CARRYING ESTIMATED
                                                              AMOUNT  FAIR VALUE
                                                             -------- ----------
   13% Senior Subordinated Notes............................ $99,123   $112,388
   15% Senior Secured Discount Notes........................  60,347     70,014

  USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses for the periods presented. Actual results could differ from those estimates.

  UNAUDITED PRO FORMA INCOME (LOSS) PER SHARE--The calculation of pro forma income (loss) per share and supplemental pro forma loss per share was determined by dividing pro forma income (loss) by the pro forma weighted average common and common equivalent shares outstanding after giving retroactive effect to the exchange of equity instruments in conjunction with the Recapitalization (Note 1) and the conversion of all Class L Common stock
and Class A Common stock into approximately    shares and    shares,
respectively of common stock upon the effectiveness of the Registration Statement. In addition, in accordance with Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 83, shares issued and share options or warrants granted within one year of or in contemplation of the anticipated IPO have been included in the calculation of common share equivalents, using the treasury stock method to determine the dilutive effect of the issuances, as if they were outstanding for all periods presented. There are no dilutive common equivalent shares other than those considered outstanding for all periods presented in accordance with SAB No. 83.

                               IHF CAPITAL, INC.

  All of the proceeds from the Company's anticipated public offering will be used to redeem the redeemable preferred stock held by a minority interest (Note 9) and to retire the Senior Discount Notes of IHF Holdings and $35.0 million Principal Amount of the Senior Subordinated Notes of Health & Fitness (Note 8). Accordingly, supplemental pro forma income (loss) per share is $
and $    for the year ended May 31, 1995 and the nine months ended March 2,
1996, respectively. The number of shares of Common Stock whose proceeds are to
be used to reduce the debt is    . This calculation assumes the preferred
stock redemption and debt retirement had taken place at the later of the beginning of the respective period or the issuance of the preferred stock or debt. The amount of dividends and interest expense eliminated net of additional interest on new debt obtained to affect the redemption and net of
tax benefits, is $   and $   for the nine months ended May 31, 1995 and the
year ended March 2, 1996, respectively.

  UNAUDITED AS ADJUSTED BALANCE SHEET--The pro forma balance sheet as of March 2, 1996 gives effect to the conversion of all outstanding Class L and Class A
Common Stock into an aggregate    shares of Common Stock as of the closing of
the Company's anticipated initial public offering.

  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS--The unaudited consolidated financial statements have been prepared in conformity with generally accepted accounting principles and include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. All such adjustments are, in the opinion of management, of a normal recurring nature. Results for the nine months ended March 4, 1995 and March 2, 1996 are not necessarily indicative of results to be expected for a full year.

  ACCOUNTING FOR STOCK-BASED COMPENSATION--In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company has not yet decided how it will adopt SFAS 123.

  RECLASSIFICATIONS--Reclassifications have been made to the 1994 and 1993 financial statements to conform to the 1995 presentation. These reclassifications had no effect on net income for 1994 and 1993.

3. ACCOUNTS RECEIVABLE, NET

  Accounts receivable, net, consist of the following (in thousands):

                                             RECAPITALIZED
                                               COMPANIES         COMPANY
                                             ------------- ---------------------
                                                MAY 31,    MAY 31,    MARCH 2,
                                                 1994        1995       1996
                                             ------------- --------  -----------
                                                                     (UNAUDITED)
   Accounts receivable......................   $103,498    $119,633   $227,227
   Less allowances..........................     (3,279)     (5,308)   (11,789)
                                               --------    --------   --------
                                               $100,219    $114,325   $215,438
                                               ========    ========   ========

                               IHF CAPITAL, INC.

4. INVENTORIES

  Inventories consist of the following (table in thousands):

                                              RECAPITALIZED
                                                COMPANIES         COMPANY
                                              ------------- -------------------
                                                                     MARCH 2,
                                                 MAY 31,    MAY 31,    1996
                                                  1994       1995   (UNAUDITED)
                                              ------------- ------- -----------
   Raw materials, principally parts and sup-
    plies...................................     $30,701    $36,472   $47,003
   Finished goods...........................      23,505     59,163    51,896
                                                 -------    -------   -------
                                                 $54,206    $95,635   $98,899
                                                 =======    =======   =======

  Inventories are net of allowances of $72,000, $787,000 and $2,511,000 at May 31, 1994 and 1995 and at March 2, 1996 (unaudited), respectively. These allowances are established based on management's estimates of inventory, held at year end, that is potentially obsolete or for which its market value is below cost.

5. PROPERTY AND EQUIPMENT, NET

  Property and equipment, net, consists of the following (table in thousands):

                                                         RECAPITALIZED
                                                           COMPANIES   COMPANY
                                              ESTIMATED  ------------- --------
                                             USEFUL LIFE    MAY 31,    MAY 31,
                                               (YEARS)       1994        1995
                                             ----------- ------------- --------
   Land.....................................       --      $  1,230    $  1,230
   Building and improvements................  up to 31        8,879       9,683
   Equipment................................       3-7       21,311      25,784
                                                           --------    --------
                                                             31,420      36,697
   Less accumulated depreciation............                (11,201)    (13,553)
                                                           --------    --------
                                                           $ 20,219    $ 23,144
                                                           ========    ========

  For the years ended May 31, 1993, 1994 and 1995, the Company recorded depreciation expense of $3,433,000, $4,010,000 and $5,052,000, respectively.

6. OTHER ASSETS

  Other assets consist of the following (table in thousands):

                                                          RECAPITALIZED
                                                            COMPANIES   COMPANY
                                                          ------------- -------
                                                             MAY 31,    MAY 31,
                                                              1994       1995
                                                          ------------- -------
   Non-compete agreement.................................     $--       $ 3,561
   Deferred financing costs..............................      --        25,767
   Other.................................................      210        7,345
                                                              ----      -------
                                                              $210      $36,673
                                                              ====      =======

  At May 31, 1995, capitalized non-compete payments made to the Company's key executives are net of accumulated amortization of $509,000.

                               IHF CAPITAL, INC.

  At May 31, 1995 capitalized deferred financing costs are net of accumulated amortization of $1,741,000.

7. ACCRUED EXPENSES

  Accrued expenses consists of the following (in thousands):

                                                           RECAPITALIZED
                                                             COMPANIES   COMPANY
                                                           ------------- -------
                                                              MAY 31,    MAY 31,
                                                               1994       1995
                                                           ------------- -------
   Warranty...............................................    $ 2,873    $2,470
   Payroll and Commission.................................      2,278     3,928
   Bonuses................................................      5,507     1,229
   Other..................................................      1,938     1,723
                                                              -------    ------
                                                              $12,596    $9,350
                                                              =======    ======

8. LONG-TERM DEBT

  Long-term debt consists of the following (table in thousands):

                                             RECAPITALIZED
                                               COMPANIES         COMPANY
                                             ------------- --------------------
                                                                     MARCH 2,
                                                MAY 31,    MAY 31,     1996
                                                 1994        1995   (UNAUDITED)
                                             ------------- -------- -----------
   10.25% mortgage note, due September 1,
    2005, collateralized by property.......     $ 3,050    $    --   $    --
   12% capital lease payable through
    February 1995, collateralized by
    equipment..............................          56         --        --
   Prime plus 0.75% mortgage note, due May
    1996, collateralized by property.......          91         --        --
   Payable to Weider                                                      --
     6% variable revolving loan, unsecured.       7,245         --        --
     7.28% senior note payable, unsecured..      55,000         --        --
   Revolving Credit Facility...............         --       73,645   124,643
   Term Loan A Facility....................         --       17,500    17,500
   Term Loan B Facility....................         --       17,500    17,500
   13% Senior Subordinated Notes, face
    amount $101,250 net of unamortized
    discount of $2,127 at May 31, 1995 and
    $2,002 at March 2, 1996 (unaudited)....         --       99,123    99,248
   15% Senior Secured Discount Notes, face
    amount $123,700 net of unamortized
    discount of $63,353 at May 31, 1995 and
    $57,044 at March 2, 1996 (unaudited) ..         --       60,347    66,656
                                                -------    --------  --------
                                                 65,442     268,115   325,547
   Less current portion....................         261         688     2,752
                                                -------    --------  --------
       Total long-term debt................     $65,181    $267,427  $322,795
                                                =======    ========  ========

CREDIT AGREEMENT

  In connection with the Recapitalization (Note 1), the Company, through its subsidiary Health & Fitness, entered into a Credit Agreement with a syndication of banks. Borrowings under the Credit Agreement, consist of the Revolving Credit Facility, the Term Loan A Facility, and the Term Loan B

                               IHF CAPITAL, INC.

Facility, and are secured by a perfected first priority security interest in the assets of the Company and its subsidiaries. Under the terms of the Credit Agreement, Health & Fitness must comply with certain restrictive covenants, which include the requirement that Health & Fitness maintain minimum amounts of profitability, solvency, and liquidity. In addition, the credit agreement restricts Health & Fitness from making certain payments, including dividend payments, to its shareholders. At May 31, 1995 Health & Fitness was in compliance with these covenants.

 Revolving Credit Facility

  The agreement provides for borrowings of up to $160.0 million based upon a percentage of eligible accounts receivable and inventories and expires on November 14, 1999. Advances under the Revolving Credit Facility bear interest, at Health & Fitness's option, at either (1) 2.75% plus the rate at which certain Eurodollar deposits are offered in the interbank Eurodollar market (the "LIBOR Rate") or (2) 1.75% plus the higher of (a) the highest of the most recently published or announced prime corporate base, reference or similar benchmark rate announced by Bankers Trust Company or (b) the published rate for ninety-day dealer placed commercial paper (the "Index Rate") (9.4% as of May 31, 1995). The Company is required to pay a fee of 0.5% per annum on the average unused commitment under the Revolving Credit Facility. For the year ended May 31, 1995, the Company paid an unused commitment fee of $42,000. As of May 31, 1995, $43.4 million was available to be borrowed under the Revolving Credit Facility.

 Term Loan A Facility

  Under the Term Loan A Facility, $17,500,000 was advanced on November 14, 1994. Payments of $625,000 are due quarterly beginning March 31, 1996. Quarterly payments increase to $937,500 beginning March 31, 1997, to $1,250,000 beginning March 31, 1998, and to $1,562,000 beginning March 31, 1999, with the balance of $1,562,000 due at maturity on November 14, 1999. Advances under Term Loan A Facility bear interest, at the Company's option, at a rate equal to either (1) 3.00% per annum plus the LIBOR Rate or (2) 2.25% per annum plus the Index Rate (9.125% as of May 31, 1995).

 Term Loan B Facility

  Under the Term Loan B Facility, $17,500,000 was advanced on November 14, 1994. Quarterly payments of $62,500 are due beginning March 31, 1996. Quarterly payments increase to $1,562,500 beginning March 31, 2000 through September 30, 2001, and the balance of $5,562,500 is due at maturity on November 14, 2001. Advances under the Term Loan B Facility bear interest, at the Company's option, at a rate equal to either (1) 3.50% per annum plus the LIBOR Rate or (2) 2.75% per annum plus the Index Rate (9.625% as of May 31,
1995).

  A portion of the proceeds from the credit agreement were used to repay the long-term debt outstanding prior to the Recapitalization.

SENIOR SUBORDINATED NOTES

  In conjunction with the Recapitalization (Note 1), the Company issued warrants to purchase 200,000 shares of Class A and 20,000 shares of Class L Common Stock and $101,250,000 face amount (net proceeds of $100.0 million) of 13% Senior Subordinated Notes (the "Senior Subordinated Notes") through its subsidiary Health & Fitness. The Senior Surbordinated Notes are unsecured and bear interest at 13%, payable January 15 and July 15 through the maturity date of July 15, 2002. The warrants have an exercise price of $0.01 per share and expire on November 14, 1999. In conjunction

                               IHF CAPITAL, INC.

with the sale, $968,000 of the issuance price was ascribed to the warrants and is included in the total discount on the notes. This discount is being amortized using the effective interest method.

  Upon certain asset sales, the Company may be obligated to purchase the Senior Subordinated Notes with the net cash proceeds of the asset sales, at a redemption price of 100% of principal plus accrued and unpaid interest. Prior to November 15, 1997, up to $35 million of principal of the Senior Subordinated Notes may be redeemed at the Company's option with the proceeds of the sale in public offerings of common stock of IHF Holdings or the Company at a redemption price equal to 112.25% of the principal, together with accrued and unpaid interest at the redemption date. On or after November 15, 1998, the Senior Subordinated Notes may be redeemed at the Company's option, in whole or in part, at redemption prices ranging from 110% of principal amount in the year ended November 14, 1999, to 100% of principal amount subsequent to November 14, 2001, plus accrued and unpaid interest.

SENIOR SECURED DISCOUNT NOTES

  In conjunction with the Recapitalization (Note 1), the Company issued warrants to purchase 800,000 shares of Class A and 80,000 shares of Class L Common Stock and $123,700,000 face amount (net proceeds of $60.0 million) of 15% Senior Secured Discount Notes (the "Discount Notes") through its subsidiary IHF Holdings. The Discount Notes are senior secured obligations of IHF Holdings that begin bearing cash interest of 15% at November 15, 1999, payable each May 15 and November 15 thereafter, through the maturity date of November 15, 2004. The warrants have an exercise price of $0.01 per share and expire on November 14, 1999. In conjunction with the sale, $3,838,000 of the issuance price was ascribed to the warrants and is included in the total discount on the notes. This discount is being amortized using the effective interest method.

  Upon certain asset sales, the Company may be obligated to purchase the Discount Notes with the net cash proceeds of those sales, at a redemption price of 100% of the accreted value plus accrued and unpaid interest. The accreted value increases from the initial discount price through November 15, 1999 to 100% of the face amount of the discount notes at that date. Prior to November 15, 1996, the Discount Notes may be redeemed at the Company's option, in whole or in part, with the proceeds of the sale in a public offering of common stock of IHF Holdings or the Company, at a redemption price of 114% of the accreted value. The Company is required to use at least 50% of the net proceeds of any such public offering for such redemption. On or after November 15, 1999, the Discount Notes may be redeemed at the Company's option, in whole or in part, at redemption prices ranging from 107.5% of principal amount in the year ended November 14, 2000, to 100% of principal amount subsequent to November 14, 2001, plus accrued and unpaid interest.

CHANGE IN CONTROL

  Upon a change in control, as defined in the indentures with respect to the Notes, each holder of the Senior Subordinated Notes and Discount Notes may require the Company to repurchase all or a portion of such holder's notes at a cash purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. The Credit Agreement provides that the occurrence of a change of control, as defined therein, constitutes an event of default under the Credit Agreement, which could require immediate payment of the Revolving Credit Facility, Term Loan A Facility and Term Loan B Facility.

                               IHF CAPITAL, INC.

FUTURE PAYMENTS

  As of May 31, 1995, the scheduled future principal payments of long-term debt (excluding the Revolving Credit Facility) are as follows (in thousands):

   YEAR ENDED MAY 31
     1996............................................................... $   688
     1997...............................................................   3,063
     1998...............................................................   4,312
     1999...............................................................   5,562
     2000...............................................................   6,500
     Thereafter......................................................... 239,825

9. CUMULATIVE REDEEMABLE PREFERRED STOCK--IHF HOLDINGS

 Authorization and Issuance of Series A Cumulative Redeemable Preferred Stock

  As part of the Recapitalization (Note 1), the Company's subsidiary IHF Holdings authorized 8,000 shares of Series A-1 Cumulative Redeemable Preferred Stock ("Series A-1 Preferred") and 2,042 shares of Series A-2 Cumulative Redeemable Preferred Stock ("Series A-2 Preferred"). The Series A-1 Preferred and Series A-2 Preferred (referred to collectively as the "Series A Preferred") are equivalent in all respects, except with respect to voting rights. In exchange for common stock and options in the Recapitalized Companies, 8,000 shares of Series A-1 Preferred and 1,000 shares of Series A-2 Preferred were issued to WHF at a stated issue price of $4,000 per share, and options to purchase 1,042 shares of Series A-2 Preferred were issued to certain officers of the Company. The options have an exercise price of $158.98 per share, subject to adjustment as defined in the option agreement, and expire on May 31, 2004. Compensation expense and a corresponding credit to the Series A Preferred carrying value of $4.0 million was recorded at the date such options were granted.

 Voting Rights

  Holders of Series A-1 Preferred are entitled to vote in the election of directors of IHF Holdings. All holders of Series A Preferred are entitled to vote in the approval of amendments to the terms of the Series A Preferred and in the approval of new indebtedness of the Company. Except as otherwise required by law or the Certificate of Incorporation of IHF Holdings, holders of Series A Preferred shares are not entitled to other voting rights.

 Liquidation Rights

  The Series A Preferred retains a liquidation preference over the common stock at a rate of $4,000 per share plus accrued but unpaid dividends.

 Dividends

  The Series A Preferred bears dividends at the rate of 12.75% per year through the 12th anniversary of issuance, at the rate of 15% during the following year and increasing by 1% for each succeeding year thereafter. Dividends also accrue on the shares of Series A Preferred which are subject to the options held by certain officers of the Company.

 Redemption

  The Company has the option to redeem the Series A Preferred at any time after the fifth anniversary of the issue date or earlier upon: (1) a public offering of the common stock of the

                               IHF CAPITAL, INC.

Company; (2) sale of substantially all the assets of IHF Holdings; (3) payment of a dividend or distribution on the Common Stock of IHF Holdings which would not otherwise be permitted under IHF Holdings' certificate of incorporation; or (4) any other similar event. In addition, the Company is required to redeem the Series A Preferred upon certain changes in control.

  The redemption price of the Series A Preferred is $4,000 per share plus accrued and unpaid dividends, if any. Under certain conditions, the redemption price may be fully or partially satisfied by shares of common stock of the entity effecting the public offering.

 Minority Interest in Preferred Stock of Subsidiary

  Management anticipates that the option to redeem the Series A Preferred will be exercised and, for the year ended May 31, 1995 and the nine months ended March 2, 1996 has accrued dividends of $2.8 million and $3.8 million (unaudited), respectively on the issued and outstanding preferred shares and outstanding options. Dividends accrued to the minority shareholders of IHF Holdings are charged to the Company's current operations.

10. STOCKHOLDERS' EQUITY

 Preferred Stock

  For the two years ended May 31, 1994 and through November 14, 1994, the Recapitalized Companies had issued and outstanding preferred stock held by WHF on which dividends cumulated quarterly at $2.50 per share. Dividends of $531,000 were accrued and payable to WHF at May 31, 1994. For the period from June 1, 1994 to November 14, 1994, $243,000 of dividends had accrued and were paid in conjunction with the Recapitalization (Note 1). In conjunction with the Recapitalization, the preferred stock was exchanged for stock of IHF Holdings and IHF Capital.

 Common Stock and Additional Paid-In Capital

  In conjunction with the Recapitalization (Note 1), the Company authorized 1,200,000 shares of Class L Common Stock ("Class L Common"), and 15,000,000 shares of Class A Common Stock ("Class A Common"), with par value of $0.001. At the Recapitalization, 635,435 shares of Class L Common and 6,354,350 shares of Class A Common were issued at values of $99.00 and $0.10, respectively, in exchange for cash and equity in the Recapitalized Companies. All of the common stock that was issued and outstanding prior to the Recapitalization was retired as part of that transaction.

 Conversion

  Shares of Class L Common convert automatically to Class A Common upon an initial public offering. Each share of Class L Common is convertible into shares of Class A Common at a rate equivalent to the total of the issuance price of Class L Common, plus an internal rate of return of 10% per annum, plus any other distributions declared by the Board of Directors (in total, the "Class L Minimum Payment Amount") divided by the public offering price of the Class A Common. The conversion rate is also affected by any stock split, stock dividend or other similar event.

 Voting Rights

  Holders of Class A Common are entitled to one vote per share. Holders of Class L Common are entitled to a number of votes per share equal to the number of Class A Common shares which would be received upon conversion of each share.

                               IHF CAPITAL, INC.

 Liquidation Preference

  The Class L Common retains a liquidation preference over the Class A Common at a rate equal to the Class L Minimum Payment amount. Subsequent to satisfying the liquidating preference of the Class L Common, the holders of the Class A Common are entitled to a liquidating preference of $.10 per share. All remaining distributions upon a liquidation are to be made ratably amongst the Class A Common and Class L Common shareholders (based upon the number of Class A Common shares into which each share of Class L Common stock is convertible).

 Stock Options and Warrants

  Prior to the Recapitalization, certain officers held options to purchase shares of the Recapitalized Companies. The exercise prices were based upon the fair market value of the Recapitalized Companies on the date the options were granted. The options became fully vested during the year ended May 31, 1994. During the year ended May 31, 1994, a portion of these options were exercised in exchange for receivables from officers. As part of the Recapitalization (Note 1), all remaining options to purchase shares in the Recapitalized Companies were exchanged for options to purchase shares of Series A Preferred (Note 9), and options and warrants to purchase Class L Common and Class A Common.

  Options and warrants issued in connection with the Recapitalization to purchase Class L Common and Class A Common consisted of the following:

  (1) Options to purchase 360,904 shares of Class L Common at an exercise price of $3.93482 per share with such price subject to certain anti-dilutive protection adjustments as provided for in the option agreement. 274,469 of these options were exercised and the shares called and cancelled during the year ended May 31, 1995. Options to purchase 86,435 shares of Class L Common are outstanding at May 31, 1995. The options expire May 31, 2004.

  (2) Options to purchase 3,609,044 shares of Class A Common at an exercise price of $0.00397 per share. These options were exercised and 2,744,690 of the shares called and cancelled during the year ended May 31, 1995. None of the options are outstanding at May 31, 1995.

  (3) Warrants to purchase 452,941 shares of Class A Common at an exercise price of $0.10 per share with such price subject to certain anti-dilutive protection adjustments as provided for in the warrant agreement. 45,294 of these warrants were exercised during the year ended May 31, 1995. Warrants to purchase 407,647 shares of Class A Common are outstanding at May 31, 1995. The warrants expire November 14, 1999.

  (4) Warrants to purchase 1,000,000 shares of Class A Common and 100,000 shares of Class L Common were issued in conjunction with the Senior Subordinated Notes and Discount Notes (Note 8).

  Compensation charges totaling $39.0 million were recorded relating to the exchange of options and warrants (including $4.0 million related to the issuance of the Series A-2 Preferred options (Note 9)).

 1994 Stock Option Plan

  In November 1994, the 1994 Stock Option Plan (the "1994 Plan") was adopted by the Company and approved by the Board of Directors. The 1994 Plan provides for the granting of options to purchase up to 1,200,000 shares of Class A Common. The Board of Directors determines which individuals shall receive options, the time period during which the options may be exercised, the exercise price (which cannot be less than the fair market value of the Class A Common on the date of grant), and whether or not the options are incentive stock options as defined in section 422 of the Internal Revenue Code of 1986. Expired and cancelled options are not made available for future grant.

                               IHF CAPITAL, INC.

  Activity under the 1994 Plan is summarized as follows:

                                                       NUMBER OF
                                                       OPTIONED   EXERCISE PRICE
                                                        SHARES      PER SHARE
                                                       ---------  --------------
   Options granted.................................... 1,120,769    $0.10-8.92
   Options exercised..................................  (634,117)     $0.10
                                                       ---------
   Outstanding at May 31, 1995........................   486,652    $0.10-8.92
                                                       =========

  Of the total options outstanding under the 1994 Plan, 181,176 incentive options are exercisable at May 31, 1995. All options under the 1994 Plan become exercisable upon an initial public offering, subject to the approval of the Board of Directors. At May 31, 1995, there are 79,231 options available for future grant.

  As of May 31, 1995, the Company has reserved 186,435 shares of Class L Common and 1,973,530 shares of Class A Common for issuance upon exercise of outstanding warrants and options.

   In September 1995 and March 1996, the exercise price of all options granted under the 1994 Plan with an original exercise price per share of $30.87 were reset to exercise prices per share ranging from $5.80 to $8.92 with no change in the number of option share grants.

 Stock Restrictions

  The Company's stockholders and optionholders have entered into an agreement which restricts the transfer or sale of shares by all investors until May 31, 1996 unless certain conditions are met. Subsequent to this date, these restrictions continue to be applicable for shares held by certain stockholders and optionholders. These same stockholders have been granted "tag along" rights by which they may participate in the sale of shares to non-investors by those stockholders not subject to the additional transfer and sale restrictions. These restrictions lapse upon the closing of a public offering of the Company's common stock.

11. INCOME TAXES

  The provision (benefit) for income taxes consists of the following (in thousands):

                                                   RECAPITALIZED
                                                     COMPANIES         COMPANY
                                                 -------------------  ----------
                                                 YEAR ENDED MAY 31,   YEAR ENDED
                                                 -------------------   MAY 31,
                                                   1993      1994        1995
                                                 --------- ---------  ----------
   Current:
     Federal income taxes....................... $  5,930  $   9,193   $ 4,277
     State income taxes.........................      901      1,726       497
                                                 --------  ---------   -------
       Total current............................    6,831     10,919     4,774
                                                 --------  ---------   -------
   Deferred:
     Federal income taxes.......................     (550)    (1,005)   (8,466)
     State income taxes.........................      (65)      (148)   (1,027)
                                                 --------  ---------   -------
       Total deferred...........................     (615)    (1,153)   (9,493)
                                                 --------  ---------   -------
                                                 $  6,216  $   9,766   $(4,719)
                                                 ========  =========   =======

                               IHF CAPITAL, INC.

  The provision (benefit) for income taxes differs from the amount computed by applying the statutory federal income tax rate to income (loss) before taxes as follows:

                                         RECAPITALIZED
                                           COMPANIES              COMPANY
                                         ---------------   ----------------------
                                                                      NINE MONTHS
                                          YEAR ENDED                     ENDED
                                            MAY 31,        YEAR ENDED  MARCH 2,
                                         ---------------    MAY 31,      1996
                                          1993     1994       1995    (UNAUDITED)
                                         ------   ------   ---------- -----------
Statutory federal income tax rate.......     34%      35%     (35)%        35%
State tax provision (benefit)...........      5        5       (3)          4
Dividends on preferred stock............    --       --         5           8
Other non-deductible items..............    --       --         6           5
Foreign losses for which no benefit has
 been recognized........................    --       --       --            4
Other...................................     (1)      (1)     --          --
                                         ------   ------      ---         ---
Provision (benefit) for income taxes....     38%      39%     (27)%       56%
                                         ======   ======      ===         ===

  As of May 31, 1994 and 1995, the Company recorded gross deferred tax assets and deferred tax liabilities as follows (in thousands):

                                                          RECAPITALIZED
                                                            COMPANIES   COMPANY
                                                          ------------- -------
                                                             MAY 31,    MAY 31,
                                                              1994       1995
                                                          ------------- -------
   Gross deferred tax assets.............................    $ 2,809    $13,579
   Gross deferred tax liabilities........................     (1,593)    (2,870)
                                                             -------    -------
                                                             $ 1,216    $10,709
                                                             =======    =======

  Net deferred tax assets consist of the following (in thousands):

                                                          RECAPITALIZED
                                                            COMPANIES   COMPANY
                                                          ------------- -------
                                                             MAY 31,    MAY 31,
                                                              1994       1995
                                                          ------------- -------
   Net operating loss carryforward.......................    $   --     $ 3,767
   Stock compensation expense............................        --       4,642
   Future deductible interest............................        --       1,211
   Depreciation..........................................     (1,002)    (1,786)
   Reserves and allowances...............................      2,259      2,942
   Contribution of land..................................       (500)      (500)
   Uniform capitalization of inventory...................        604        879
   Other, net............................................       (145)      (446)
                                                             -------    -------
                                                             $ 1,216    $10,709
                                                             =======    =======

  At May 31, 1995, the Company has net operating loss carryforwards of approximately $9.9 million which expire in 2010. Under the Tax Reform Act of 1986, certain substantial changes in the Company's ownership could result in an annual limitation on the amount of net operating loss carryforwards which could be utilized.

                               IHF CAPITAL, INC.

12. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

                                                     RECAPITALIZED
                                                       COMPANIES       COMPANY
                                                   ------------------ ----------
                                                   YEAR ENDED MAY 31, YEAR ENDED
                                                   ------------------  MAY 31,
                                                     1993     1994       1995
                                                   ------------------ ----------
   Cash paid during the period for:
     Interest..................................... $  4,980   $ 5,259  $12,188
     Income taxes paid to WHF.....................    5,146    10,237    5,286

 Non-cash investing and financing activities

  As part of the Recapitalization (Note 1): (1) the existing shareholders of the Recapitalized Companies contributed their capital stock of these Companies (recorded value of $7.7 million) to IHF Capital, IHF Holdings, and Health & Fitness in exchange for common stock of IHF Capital, preferred stock of IHF Holdings, warrants to purchase common stock of IHF Capital (aggregate fair value of $58.8 million), and the Shareholder Notes ($159.3 million), and (2) certain senior executives of the Company exchanged their options to purchase capital stock of the Recapitalized companies for $34.7 million of replacement options to purchase common stock of IHF Capital and $4.0 million of warrants to purchase preferred stock of IHF Holdings. Subsequent to the closing of the Recapitalization, the Company redeemed certain of the options exchanged by the executives as part of the Recapitalization for $26.4 million.

  In conjunction with the issuance of the Senior Subordinated Notes and the Discount Notes (Note 8), the Company issued warrants to purchase common stock of IHF Capital. These warrants were ascribed values of $968,000 and $3,838,000, respectively, and were recorded as additional discounts on the Notes with an offsetting credit to additional paid-in capital.

13. COMMITMENTS AND CONTINGENCIES

  LEASES--The Company has noncancelable operating leases, primarily for computer and production equipment, that expire over the next five years. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Future minimum payments under noncancelable operating leases consist of the following at May 31, 1995 (table in thousands):

   FOR YEAR ENDED MAY 31:
     1996................................................................ $2,879
     1997................................................................  2,238
     1998................................................................  1,801
     1999................................................................  1,338
     2000................................................................    179
                                                                          ------
       Total............................................................. $8,435
                                                                          ======

  Rental expense for operating leases was approximately $1,805,000, $1,767,000, and $2,890,000 for the years ended May 31, 1993, 1994, and 1995, respectively.

  WEIDER LITIGATION--On August 28, 1995, WHF and its affiliates commenced a number of legal proceedings against the Company, its affiliates and all of the non-WHF directors and commenced arbitration proceedings against the Company. WHF and its affiliates claim, among other things: (i) they are entitled to various economic adjustments under agreements related to the Recapitalization,

                               IHF CAPITAL, INC.

(ii) the Company has intentionally violated territorial limitations and various other terms of the distribution agreement under which WHF was granted exclusive rights to distribute the Company's products in certain international territories, (iii) the directors and executive officers of the Company have breached their fiduciary duties to IHF Capital, IHF Holdings, IHFH and Health & Fitness and to IHF Capital's minority stockholders, and (iv) the Company has violated its duties to WHF under the Management Agreement. In addition, WHF and its affiliates seek to recover compensatory damages of at least $25 million, punitive damages of $35 million and injunctive relief requiring the Company to honor its alleged obligations. On August 28, 1995, WHF sought, and was denied, a temporary restraining order relating to alleged violations of the Distribution Agreement (Note 14). The Company intends to defend vigorously against the claims of WHF and its affiliates. The Company, based in part on discussions with legal counsel, does not believe the outcome of the WHF litigation will have material adverse effect upon the Company's results of operation and financial position.

  The Company, on August 28, 1995, initiated a lawsuit against WHF and its affiliates seeking a preliminary injunction forbidding WHF to continue production and marketing of illicit copies of one of the Company's most significant product lines. The Company intends to assert all claims that it may have against WHF and its affiliates, including claims that: (i) WHF and its affiliates have improperly sourced products (including WHF branded products), (ii) WHF and its affiliates have infringed the Company's rights to the "WHF" trademark, (iii) the Company is entitled to economic adjustments under the agreements related to the Recapitalization and (iv) WHF has violated territorial limits and other terms of the Distribution Agreement (Note 14).

  The Company, based in part on discussions with legal counsel, does not believe the outcome of its legal disputes with WHF and its affiliates will have a material adverse effect upon the Company's results of operation and financial position.

  OTHER LITIGATION--The Company is one of several named defendants in legal matters involving product liability claims, several insured and one uninsured. The plaintiff in each case seeks general and specific damages in various specified and unspecified amounts. Since many of these matters are in the initial discovery stage, it is not possible to predict, with any certainty, the outcome or range of potential loss. However, management, based in part on discussions with legal counsel, believes that the Company has meritorious defenses and that resolution of these matters should not result in uninsured liability, if any, that would be materially greater than the estimated liability included in accrued expenses of $900,000, $900,000 and $1,500,000 at May 31, 1994 and 1995, and March 2, 1996 (unaudited), respectively.

  The Company is involved in various other claims, potential unasserted claims, and legal actions, including several patent infringement claims, arising in the ordinary course of business. In the opinion of management, the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position and results of operations and, accordingly, no amounts have been accrued in the financial statements.

  WARRANTY--The Company warrants its products against defects in materials and workmanship for a period of 90 days after sale to the end-user. As of May 31, 1994 and 1995 and March 2, 1996, the Company had an accrual for estimated warranty costs on products sold of approximately $2,873,000, $2,470,000 and $3,350,000 (unaudited), respectively, which is included in accrued expenses in the accompanying balance sheet.

  RETIREMENT PLANS--All employees who have met minimum age and service requirements are eligible to participate in one of two 401(k) savings plans. Participants may make tax deferred

                               IHF CAPITAL, INC.

contributions up to 15% of total salary in 1995. Company contributions to the two plans for the years ended May 31, 1993, 1994, and 1995 were $4,000, $48,000, and $220,000, respectively.

14. RELATED PARTY TRANSACTIONS

  RECAPITALIZATION EXPENSES--The Company reimbursed $2.0 million of expenses incurred by Weider, Bain Capital, and other shareholders in connection with the Recapitalization. In addition, the Company paid Bain Capital a fee of $3.5 million for services provided in structuring the Recapitalization (Note 1).

  MANAGEMENT FEES--The Company recorded revenues of $2.7 million in the year ended May 31, 1995 as a fee for administrative services provided to WHF in the management of one of its subsidiaries. Subsequent to the Recapitalization, the management agreement requires the Company, to the extent applicable, to source WHF products, or products substantially the same as those sold by WHF, from WHF prior to seeking sources of those products from outside vendors. During the years ended May 31, 1993, 1994 and 1995, the Company purchased approximately $3.3 million, $7.4 million and $26.4 million, respectively, of products from WHF and had a trade payable of $3 million and $1.3 million at May 31, 1994 and 1995, respectively.

  In conjunction with the Recapitalization, the Company executed an agreement with a majority shareholder who provides management and advisory services. Total annual fees due under this agreement are $800,000, and, for the year ended May 31, 1995, the Company recorded management fee expense of $400,000.

  NON-COMPETE AGREEMENTS--In November 1994, the Company entered into non-compete agreements with certain key executives of the Company in connection with the Recapitalization (Note 2).

  LICENSE FEES--Concurrent with the closing of the Recapitalization, the Company obtained certain rights to use the WHF name pursuant to two separate exclusive license agreements. Under the Weider Sports License, the Company paid a $5 million license fee for a perpetual license with respect to Weider Canadian Trademark Rights. Under the Weider Health and Fitness license, the Company is required to pay a royalty with respect to Weider U.S. and other trademark rights equal to 2% of sales of licensed products sold thereunder until such time as the Company has paid an aggregate royalty equal to $12 million plus an interest factor accruing on the unpaid portion of the royalty at a per annum rate of 10%. If the royalty has not been paid in full by the tenth anniversary of the Recapitalization, or if the sales of WHF product fall below a certain level and the royalty is not paid in full at that time, the Company's rights under the license agreement will terminate. The Company recorded license fees of approximately $500,000 during 1995 under this agreement.

  DISTRIBUTION AGREEMENT--The Company has appointed a Canadian WHF affiliate to be the exclusive distributor of Health & Fitness products worldwide, excluding the United States, Mexico and certain countries in Europe. Under the terms of this agreement, the Company sells its products directly to WHF affiliates for resale in the agreed-upon territory. In conjunction with this agreement, the Company recorded revenue of $8.8 million for the year ended May 31, 1995 and had a trade receivable from WHF affiliates of $2.6 million at May 31, 1995. For the fiscal years ended May 31, 1994 and 1993, the Company recorded revenue from sales to WHF of $4.9 million and $2.7 million, respectively, and, at May 31, 1994, the Company had a trade receivable from WHF affiliates of $1.9 million.

                               IHF CAPITAL, INC.

15. SUBSEQUENT EVENTS

  CANADIAN AND EUROPEAN OPTIONS--At any time prior to May 15, 1997, the Company has an option to acquire the net fixed assets, inventory, and certain other assets and to assume certain related leases and contracts of three Canadian corporations (collectively "CanCo") owned by WHF and certain other parties at a purchase price equal to the net book value of those assets. In addition, the Company also has an option to acquire certain fixed assets and to assume certain related leases of several European operations owned by WHF at any time prior to May 15, 1997.

  In August 1995, the Company gave notice of its intention to exercise its option to purchase the assets of CanCo. The Company may terminate this notice at any time prior to executing a final purchase and sale agreement. The purchase of the CanCo assets has not yet been completed due to complications related to the WHF litigation (Note 13) and, therefore, the Company has not been able to assess the significance of CanCo's operations. Based upon the estimated purchase price of $5 million management does not believe the acquisition of CanCo will be significant.

  In July 1995 and December 1995, the Company exercised its options to purchase certain fixed assets of the WHF European affiliates in conjunction with the establishment of its own sales operations in Europe. The total purchase price for these assets was approximately $200,000 and approximated the net book value of the assets at the date of purchase.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR
MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING
BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO
WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY
SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    9
Sources and Uses of Funds.................................................   16
Dividend Policy...........................................................   16
Capitalization............................................................   17
Dilution..................................................................   18
Background................................................................   19
Unaudited Pro Forma Financial Data........................................   20
Selected Consolidated Financial Data......................................   27
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   29
Business..................................................................   37
Management................................................................   52
Certain Relationships and Related Transactions............................   60
Principal Stockholders....................................................   64
Description of Capital Stock..............................................   66
Stockholders Agreement....................................................   68
Description of Certain Indebtedness.......................................   70
Shares Eligible for Future Sale...........................................   71
Underwriting..............................................................   72
Legal Matters.............................................................   74
Experts...................................................................   74
Additional Information....................................................   74
Index to Consolidated Financial Statements................................  F-1

                                  -----------

 THROUGH AND INCLUDING    , 1996 (THE 25TH DAY AFTER THE DATE OF THIS PROSPEC-
TUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                       SHARES

                           ICON FITNESS CORPORATION

                                 COMMON STOCK
                          (PAR VALUE $.01 PER SHARE)

                                  -----------

                                  PROSPECTUS

                                  -----------

                             GOLDMAN, SACHS & CO.
                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION
                              MERRILL LYNCH & CO.
                      REPRESENTATIVES OF THE UNDERWRITERS


- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrants in connection with the sale of the securities being registered. All amounts are estimates except for the fees payable to the Securities and Exchange Commission ("SEC").

                                                                       AMOUNT
                                                                     TO BE PAID
                                                                     ----------
SEC registration fee................................................ $55,172.41
Printing and engraving expenses.....................................     *
Legal fees and expenses of the Company..............................     *
Accounting fees and expenses........................................     *
Blue Sky and NASD filing fees.......................................     *
Miscellaneous.......................................................     *
                                                                     ----------
  TOTAL.............................................................     *
                                                                     ==========

- --------
* To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

  Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

  The Company's Amended and Restated Certificate of Incorporation provides that its Directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that exculpation from liabilities is not permitted under the DGCL as in effect at the time such liability is determined. The Company's Amended and Restated Certificate further provides that respective Registrant shall indemnify its directors and officers to the fullest extent permitted by the DGCL.

  The directors and officers of each of the Company are covered under directors' and officers' liability insurance policies maintained by the Company.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  On November 14, 1994, the Company issued and sold to the Initial Purchasers 123,700 IHF Holdings Units consisting of an aggregate of $123,700,000 15% Senior Secured Discount Notes due 2004, Series A of IHF Holdings and Warrants to purchase 800,000 shares of Class A and 80,000 shares of Class L Common Stock of the Company. These sales were exempt from registration under Section 4(2) of the Securities Act. The Initial Purchasers offered and sold those securities for resale in transactions not requiring registration under the Securities Act to persons they reasonably believed to be "Qualified Institutional Buyers" as defined in Rule 144A under the Securities Act or institutional "Accredited Investors" as defined in subparagraph (a)(1), (2),
(3) or (7) of Rule 501 under the Securities Act who delivered letters containing certain representations and agreements to the Initial Purchasers. The aggregate price to investors for those securities was $59,993,263, and the Initial Purchasers received a discount of $2,399,731.

  On November 14, 1994, the Company issued and sold to the Initial Purchasers 101,250 Health & Fitness Units consisting of an aggregate of $101,250,000 13% Senior Subordinated Notes due 2002, Series A of Health & Fitness and Warrants to purchase 200,000 shares of Class A and 20,000 shares of Class L Common Stock of the Company. These sales were exempt from registration under Section 4(2) of the Securities Act. The Initial Purchasers offered those securities for resale in transactions not requiring registration under the Securities Act to persons they reasonably believed to be "Qualified Institutional Buyers" as defined in Rule 144A under the Securities Act or institutional "Accredited Investors" as defined in subparagraph (a)(1), (2), (3) or (7) of Rule 501 under the Securities Act who delivered letters containing certain representations and agreements to the Initial Purchasers. The aggregate price to investors for those securities was $100,005,638, and the Initial Purchasers received a discount of $3,250,183.

  On November 14, 1995, Mr. Beck exercised an option to purchase 15,098 shares of Class A Common Stock at $.10 per share. Other employees exercised options to purchase in aggregate 29,441 shares of Class A Common Stock at $.10 per share. These options were granted under the Company's 1994 Stock Option Plan.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (A) EXHIBITS

  Unless otherwise noted by an asterisk, the following exhibits were previously filed with the Securities and Exchange Commission under the Securities Act and are referred to and incorporated herein by reference to such filings. Except as otherwise indicated, all exhibits are incorporated herein by reference to the correspondingly numbered exhibit filed as part of the Registration Statement ("Previous Registration Statement") on Form S-1 of Health & Fitness and IHF Holdings, Inc., as amended, (Registration No. 33-87930-01).

     NUMBER                             DESCRIPTION
     ------                             -----------
      1**   Form of Underwriting Agreement.
      3.1** Form of Amended and Restated Certificate of Incorporation.
      3.2** Form of Amended and Restated By-laws.
      4.1   Stockholders Agreement dated as of November 14, 1994 by and among the Company, Health & Fitness, IHF Holdings each of the Bain Funds named therein and certain other persons named therein. (1)
      4.2** Form of Certificate Representing Common Stock.
      5**   Opinion of Ropes & Gray re legality.
     10.1   Amended and Restated Credit Agreement dated as of November 14, 1994 among Health & Fitness, the lenders named therein, and General
            Electric Capital Corporation.
     10.1A  Agreement of IHF Holdings and the Company dated November 14, 1994 in favor of General Electric Capital Corporation, as agent.
     10.2   First Amended and Restated Master Transaction Agreement dated as of
            October 12, 1994 among ICON and each of Weider Health and Fitness and Weider Sporting Goods, Inc. and each of Hornchurch Investments
            Limited, Bayonne Settlement, The Joe Weider Foundation, Ronald
            Corey, Jon White, William Dalebout, David Watterson, S. Fred Beck,
            Gary Stevenson and Scott Watterson.
     10.3   Adjustment Agreement dated as of November 14, 1994 between Weider
            Health and Fitness and Health & Fitness.
     10.4   Registration Rights Agreement dated November 14, 1994 among Health
            & Fitness and IHF Holdings and Donaldson, Lufkin & Jenrette
            Securities Corporation and Bear, Stearns & Co. (2)
     10.5   Non-Competition Agreement dated as of November 14, 1994 among
            Health & Fitness, Weider Health and Fitness, Gary E. Stevenson and
            Scott R. Watterson.
     10.6   Management and Advisory Agreement dated as of November 14, 1994 among Health & Fitness, IHF Holdings, the Company and Bain Capital
            Partners IV, L.P.
     10.7   Distribution Agreement dated as of September 26, 1994, as amended by letter of Ben Weider dated October 12, 1994 between Health &
            Fitness and Weider Sports Equipment Co., Ltd.
     10.8   Exclusive License Agreement dated as of November 14, 1994 among
            Weider Health and Fitness, Weider Sporting Goods, Inc., Weider
            Europe B.V., and Health & Fitness.
     10.9   Canada Exclusive License Agreement dated as of November 14, 1994 between Weider Sports Equipment Co., Ltd. and Health & Fitness.
     10.10  Employment Agreement dated as of November 14, 1994 among the
            Company, Health & Fitness, IHF Holdings and Gary E. Stevenson.
     10.11  Employment Agreement dated as of November 14, 1994 among the
            Company, Health & Fitness, IHF Holdings and Scott R. Watterson.
     10.12  Asset Option Agreement dated as of November 14, 1994 among Health &
            Fitness, Weider Sporting Goods, Inc. and Weider Europe B.V.,
            including Health & Fitness' assignment of its rights thereunder.
     10.13  Asset Option Agreement dated as of November 14, 1994 between Health
            & Fitness and each of Athletimonde Inc., Les Industries Rickbend
            Inc. and Fitquip International Inc., including Health & Fitness'
            assignment of its rights thereunder.

     NUMBER                              DESCRIPTION
     ------                              -----------
     10.14   Canco Management and Advisory Agreement dated as of November 14,
             1994 by and among Health & Fitness, Scott Watterson, Gary E.
             Stevenson and Les Industries Rickbend Inc., Athletimonde Inc., and
             Fitquip International Inc., including Health & Fitness' assignment of its rights thereunder.
     10.15   Weider Europe Management Agreement dated as of November 14, 1994 among Health & Fitness and Weider Europe B.V., including Health &
             Fitness' assignment of its rights thereunder.
     10.16   Amended and Restated WSG Management Agreement dated as of June 1,
             1994 among Health & Fitness, Weider Health and Fitness and Weider
             Sporting Goods, Inc.
     10.17   Advertising Space Contract dated as of November 14, 1994 between
             Health & Fitness and Weider Publications, Inc.
     10.18   Trade Payables Agreement dated as of November 14, 1994 between
             Health & Fitness and IHF Holdings.
     10.19   Tax Agreement dated as of November 14, 1994 among the Company and its subsidiaries.
     10.20   The Company's Stock Subscription and Exchange Agreement dated as of November 14, 1994 among the Company and each of the Existing
             Stockholders named therein.
     10.21   Warrant Agreement dated as of November 14, 1994 among the Company,
             Weider Health and Fitness, Scott Watterson and Gary Stevenson.
     10.22   Bain Stock Subscription Agreement dated as of November 14, 1994 among the Company and each of the Bain Funds and other subscribers named therein.
     10.23   The Company's Stock Subscription and Purchase Agreement dated as of November 14, 1994 among the Company and the Subscribers named therein.
     10.24   IHF Holdings Stock Subscription and Exchange Agreement dated as of
             November 14, 1994 among IHF Holdings and each of the persons named therein.
     10.25   The Company's Option Exchange Agreement dated as of November 14,
             1994, among the Company, Scott Watterson and Gary Stevenson.
     10.26   IHF Holdings Option Exchange Agreement dated as of November 14,
             1994 among IHF Holdings, Scott Watterson and Gary Stevenson.
     10.27   The Company's Employee Stock Option Plan dated as of November 14,
             1994.
     10.27.1 Form of Option Certificate for Management Options.
     10.27.2 Form of Option Certificate for Performance Options.
     10.28   Agreement and Plan of Merger dated as of November 14, 1994 among
             Health & Fitness, American Physical Therapy, Inc., Weslo, Inc. and
             ProForm Fitness Products, Inc.
     10.29   Promissory Note dated December 30, 1993 and allonge, made by David
             Watterson in favor of ProForm Fitness Products, Inc. in the amount of $60,000.
     10.30   Promissory Note dated December 30, 1993 and allonge, made by
             William Dalebout in favor of ProForm Fitness Products, Inc. in the amount of $57,000.
     10.31   Promissory Note dated December 30, 1993 and allonge, made by Fred
             Beck in favor of ProForm Fitness Products, Inc. in the amount of
             $60,000.
     10.32   Promissory Note dated December 30, 1993 and allonge, made by Jon
             White in favor of ProForm Fitness Products, Inc. in the amount of
             $57,000.
     10.33   Sublease dated as of June 1, 1994 between Weider Health and
             Fitness and ProForm Fitness Products, Inc.
     10.34   Indenture dated as of November 14, 1994 between Health & Fitness, as Issuer, and Fleet Bank of Massachusetts, N.A., as Trustee, with respect to the $101,250,000 in aggregate principal amount of
             Senior Subordinated Notes due 2002, including the form of Senior
             Subordinated Note. (3)
     10.34A  Supplemental Indenture dated as of March 20, 1995 between Health &
             Fitness, as Issuer, and Fleet Bank of Massachusetts, N.A., as
             Trustee, with respect to the $101,250,000 in aggregate principal amount of Senior Subordinated Notes due 2002. (3)
     10.35   Indenture dated as of November 14, 1994 between IHF Holdings, as
             Issuer, and Fleet Bank of Massachusetts, N.A., as Trustee, with respect to the $123,700,000 in aggregate principal amount at maturity of Discount Notes due 2004, including the form of
             Discount Note. (3)

     NUMBER                             DESCRIPTION
     ------                             -----------
     10.35A Supplemental Indenture dated as of March 20, 1995 between IHF
            Holdings, as Issuer, and Fleet Bank of Massachusetts, N.A., as
            Trustee, with respect to the $123,700,000 in aggregate principal amount at maturity of Discount Notes due 2004. (3)
     10.36  Registration Rights Agreement dated November 14, 1994 between
            Health & Fitness and Weider Health and Fitness with respect to the
            Senior Subordinated Notes due 2002. (3)
     11.1** Statement regarding computation of pro forma and supplemental pro forma income per share.
     21*    Subsidiaries of the Registrant.
     23.1*  Consent and report on schedule of Deloitte & Touche LLP.
     23.2*  Consent of Price Waterhouse LLP.
     23.3** Consent of Ropes & Gray (included in Exhibit 5).
     24*    Powers of Attorney (included on signature page).
     27*    Financial Data Schedule.

- --------
*  Filed herewith.
** To be filed by amendment.
(1) Filed as Exhibit 10.4 to the Previous Registration Statement.
(2) Filed as Exhibit 4.3 to the Previous Registration Statement.
(3) Filed as part of Exhibit 4 to the Previous Registration Statement.

  (B) CONSOLIDATED FINANCIAL STATEMENT SCHEDULES OF THE COMPANY FOR THE THREE YEARS ENDED MAY 31, 1995 ARE INCLUDED IN THIS REGISTRATION STATEMENT:

  Schedule VIII Valuation and qualifying accounts for the years ended May 31, 1993, 1994 and 1995.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  The undersigned hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act, IHF Capital, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Logan, State of Utah, on the 21st day of May, 1996.

                                          IHF CAPITAL, INC.


                                                 /s/ Scott R. Watterson
                                          By: _________________________________
                                             Name: Scott R. Watterson
                                             Title: Chairman of the Board and
                                                    ChiefExecutive Officer

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 21st day of May, 1996. Each person whose signatures appears below hereby authorizes and constitutes Scott R. Watterson,
S. Fred Beck, Robert C. Gay and Ronald P. Mika, and each of them acting singly, his true and lawful attorneys with full power to them, and each of them acting singly, to sign for him and in his name in the capacities indicated below any and all amendments (including post-effect amendments) to this Registration Statement and any Registration Statement filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with exhibits thereto, and other documents in connection therewith, and he hereby ratifies and confirms his signature as it may be signed by said attorneys, or any of them, to any and all such amendments.

              SIGNATURE                                 TITLE

       /s/ Scott R. Watterson          Chairman of the Board of Directors and
- -------------------------------------   Chief Executive Officer (principal
         SCOTT R. WATTERSON             executive officer)

          /s/ S. Fred Beck             Vice President, Chief Financial and
- -------------------------------------   Accounting Officer and Treasurer
            S. FRED BECK                (principal financial and accounting
                                        officer)

        /s/ Gary E. Stevenson          Director
- -------------------------------------
          GARY E. STEVENSON

- -------------------------------------  Vice Chairman of the Board of
             ERIC WEIDER                Directors

          /s/ Robert C. Gay            Vice Chairman of the Board of
- -------------------------------------   Directors
            ROBERT C. GAY

                                       Director
- -------------------------------------
           RICHARD RENAUD

         /s/ Ronald P. Mika            Director
- -------------------------------------
           RONALD P. MIKA

       /s/ Geoffrey S. Rehnert         Director
- -------------------------------------
         GEOFFREY S. REHNERT

                               IHF CAPITAL, INC.

                    CONSOLIDATED SUPPLEMENTAL SCHEDULE VIII

                                            RECAPITALIZED
                                              COMPANIES             COMPANY
                                       -------------------------  ------------
                                                                   YEAR ENDED
                                         YEARS ENDED MAY 31,        MAY 31,
                                       -------------------------  ------------
                                          1993          1994          1995
                                       -----------  ------------  ------------
ALLOWANCES FOR DOUBTFUL ACCOUNTS,
 ADVERTISING AND CREDIT MEMOS:
Balance at Beginning of year.......... $ 1,608,000  $  2,146,000  $  3,279,000
Additions
  Charged to Costs and Expenses (Al-
   lowance for Doubtful Accounts and
   Credit Memos)......................   1,220,000     1,864,000     3,792,000
  Charged to Costs and Expenses (Ad-
   vertising).........................   6,025,000    12,907,000    14,114,000
  Recoveries on Accounts Charged Off..         --            --            --
Deductions
  Accounts Charged Off (Allowance for
   Doubtful Accounts and Credit
   Memos).............................    (536,000)   (1,163,000)   (2,666,000)
  Accounts Charged Off (Advertising)..  (6,171,000)  (12,475,000)  (13,211,000)
                                       -----------  ------------  ------------
Balance at End of Year................ $ 2,146,000  $  3,279,000  $  5,308,000
                                       ===========  ============  ============

                                 EXHIBIT INDEX

     EXHIBIT
     NUMBER                        DESCRIPTION                         PAGE NO.
     -------                       -----------                         --------
      1**    Form of Underwriting Agreement.
      3.1**  Form of Amended and Restated Certificate of
             Incorporation.
      3.2**  Form of Amended and Restated By-laws.
      4.1(1) Stockholders Agreement dated as of November 14, 1994 by and among Health & Fitness, the Company, IHF Holdings
             each of the Bain Funds named therein and certain other
             persons named therein.
      4.2**  Form of certificate representing Common Stock.
      5**    Opinion of Ropes & Gray re legality.
     10.1*   Amended and Restated Credit Agreement dated as of
             November 14, 1994 among Health & Fitness, the lenders
             named therein, and General Electric Capital
             Corporation.
     10.1A*  Agreement of IHF Holdings, Inc. and the Company, dated
             November 14, 1994 in favor of General Electric Capital
             Corporation, as agent.
     10.2*   First Amended and Restated Master Transaction Agreement
             dated as of October 12, 1994 among Health & Fitness and
             each of Weider Health and Fitness and Weider Sporting
             Goods, Inc. and each of Hornchurch Investments Limited,
             Bayonne Settlement, The Joe Weider Foundation, Ronald
             Corey, Jon White, William Dalebout, David Watterson, S.
             Fred Beck, Gary Stevenson and Scott Watterson.
     10.3*   Adjustment Agreement dated as of November 14, 1994
             between Weider Health and Fitness and Health & Fitness.
     10.4(2) Registration Rights Agreement dated November 14, 1994 among Health & Fitness and IHF Holdings and Donaldson,
             Lufkin & Jenrette Securities Corporation and Bear,
             Stearns & Co.
     10.5*   Non-Competition Agreement dated as of November 14, 1994
             among Health & Fitness, Weider Health and Fitness, Gary
             E. Stevenson and Scott R. Watterson.
     10.6*   Management and Advisory Agreement dated as of November
             14, 1994 among Health & Fitness, IHF Holdings, the
             Company, and Bain Capital Partners IV, L.P.
     10.7*   Distribution Agreement dated as of September 26, 1994,
             as amended by letter of Ben Weider dated October 12,
             1994 between Health & Fitness and Weider Sports
             Equipment Co., Ltd.
     10.8*   Exclusive License Agreement dated as of November 14,
             1994 among Weider Health and Fitness, Weider Sporting
             Goods, Inc., Weider Europe B.V., and Health & Fitness.
     10.9*   Canada Exclusive License Agreement dated as of November
             14, 1994 between Weider Sports Equipment Co., Ltd. and
             Health & Fitness.
     10.10*  Employment Agreement dated as of November 14, 1994 among the Company, Health & Fitness, IHF Holdings and
             Gary E. Stevenson.
     10.11*  Employment Agreement dated as of November 14, 1994 among the Company, Health & Fitness, IHF Holdings and
             Scott R. Watterson.
     10.12*  Asset Option Agreement dated as of November 14, 1994 among Health & Fitness, Weider Sporting Goods, Inc. and
             Weider Europe B.V., including Health & Fitness'
             assignment of its rights thereunder.
     10.13*  Asset Option Agreement dated as of November 14, 1994 between Health & Fitness and each of Athletimonde Inc.,
             Les Industries Rickbend Inc. and Fitquip International
             Inc., including Health & Fitness' assignment of its
             rights thereunder.

     EXHIBIT
     NUMBER                         DESCRIPTION                        PAGE NO.
     -------                        -----------                        --------
     10.14*    Canco Management and Advisory Agreement dated as of
               November 14, 1994 by and among Health & Fitness,
               Scott Watterson, Gary E. Stevenson and Les Industries
               Rickbend Inc., Athletimonde Inc., and Fitquip
               International Inc., including Health & Fitness'
               assignment of its rights thereunder.
     10.15*    Weider Europe Management Agreement dated as of
               November 14, 1994 among Health & Fitness and Weider
               Europe B.V., including Health & Fitness' assignment
               of its rights thereunder.
     10.16*    Amended and Restated WSG Management Agreement dated
               as of June 1, 1994 among Health & Fitness, Weider
               Health and Fitness and Weider Sporting Goods, Inc.
     10.17*    Advertising Space Contract dated as of November 14,
               1994 between Health & Fitness and Weider
               Publications, Inc.
     10.18*    Trade Payables Agreement dated as of November 14,
               1994 between Health & Fitness and IHF Holdings.
     10.19*    Tax Agreement dated as of November 14, 1994 among the
               Company and its subsidiaries.
     10.20*    The Company's Stock Subscription and Exchange
               Agreement dated as of November 14, 1994 among the
               Company and each of the Existing Stockholders named
               therein.
     10.21*    Warrant Agreement dated as of November 14, 1994 among
               the Company, Weider Health and Fitness, Scott
               Watterson and Gary Stevenson.
     10.22*    Bain Stock Subscription Agreement dated as of
               November 14, 1994 among the Company and each of the
               Bain Funds and other subscribers named therein.
     10.23*    The Company's Stock Subscription and Purchase
               Agreement dated as of November 14, 1994 among the
               Company and the Subscribers named therein.
     10.24*    IHF Holdings Stock Subscription and Exchange
               Agreement dated as of November 14, 1994 among IHF
               Holdings and each of the persons named therein.
     10.25*    The Company's Option Exchange Agreement dated as of
               November 14, 1994, among the Company, Scott Watterson
               and Gary Stevenson.
     10.26*    IHF Holdings Option Exchange Agreement dated as of
               November 14, 1994 among IHF Holdings, Scott Watterson
               and Gary Stevenson.
     10.27*    The Company's Employee Stock Option Plan dated as of
               November 14, 1994.
      10.27.1* Form of Option Certificate for Management Options.
      10.27.2* Form of Option Certificate for Performance Options.
     10.28*    Agreement and Plan of Merger dated as of November 14,
               1994 among Health & Fitness, American Physical
               Therapy, Inc., Weslo, Inc. and ProForm Fitness
               Products, Inc.
     10.29*    Promissory Note dated December 30, 1993 and allonge,
               made by David Watterson in favor of ProForm Fitness
               Products, Inc. in the amount of $60,000.
     10.30*    Promissory Note dated December 30, 1993 and allonge,
               made by William Dalebout in favor of ProForm Fitness
               Products, Inc. in the amount of $57,000.

     EXHIBIT
     NUMBER                         DESCRIPTION                        PAGE NO.
     -------                        -----------                        --------
     10.31*    Promissory Note dated December 30, 1993 and allonge,
               made by Fred Beck in favor of ProForm Fitness
               Products, Inc. in the amount of $60,000.
     10.32*    Promissory Note dated December 30, 1993 and allonge,
               made by Jon White in favor of ProForm Fitness
               Products, Inc. in the amount of $57,000.
     10.33*    Sublease dated as of June 1, 1994 between Weider
               Health and Fitness and ProForm Fitness Products, Inc.
     10.34(3)  Indenture dated as of November 14, 1994 between
               Health & Fitness, as Issuer, and Fleet Bank of
               Massachusetts, N.A., as Trustee, with respect to the
               $101,250,000 in aggregate principal amount of Senior
               Subordinated Notes due 2002, including the form of
               Senior Subordinated Note.
     10.34A(3) Supplemental Indenture dated as of March 20, 1995 between Health & Fitness, as Issuer, and Fleet Bank
               of Massachusetts, N.A., as Trustee, with respect to
               the $101,250,000 in aggregate principal amount of
               Senior Subordinated Notes due 2002.
     10.35(3)  Indenture dated as of November 14, 1994 between IHF
               Holdings, as Issuer, and Fleet Bank of Massachusetts,
               N.A., as Trustee, with respect to the $123,700,000 in
               aggregate principal amount at maturity of Discount
               Notes due 2004, including the form of Discount Note.
     10.35A(3) Supplemental Indenture dated as of March 20, 1995 between IHF Holdings, as Issuer, and Fleet Bank of
               Massachusetts, N.A., as Trustee, with respect to the
               $123,700,000 in aggregate principal amount at
               maturity of Discount Notes due 2004.
     10.36(3)  Registration Rights Agreement dated November 14, 1994 between Health & Fitness and Weider Health and
               Fitness with respect to the Senior Subordinated Notes
               due 2002.
     11.1**    Statement regarding computation of pro forma and
               supplemental pro forma income per share.
      21       Subsidiaries of the Company.
     23.1      Consent and report on schedule of Deloitte & Touche
               LLP.
     23.2      Consent of Price Waterhouse LLP.
     23.3**    Consent of Ropes & Gray (included in Exhibit 5).
      24       Powers of Attorney (included on signature page).
      27       Financial Data Schedule.

- --------
* Filed as the correspondingly numbered exhibit to the Previous Registration Statement.
** To be filed by amendment.
(1) Filed as Exhibit 10.4 to the Previous Registration Statement.
(2) Filed as Exhibit 4.3 to the Previous Registration Statement.
(3) Filed as part of Exhibit 4 to the Previous Registration Statement.
(b) Consolidated Financial Statement Schedules of the Company for the Three Years Ended May 31, 1995 are included in this Registration Statement:

SCHEDULES

  Schedule VIII Valuation and qualifying accounts for the years ended May 31, 1993, 1994 and 1995.